

Cognizant®

2021

Proxy Statement &
Notice of Annual Meeting

Proxy Guide

FREQUENTLY REQUESTED INFORMATION

Why are we sending you these materials?
These materials are being made available to you (beginning on April 21, 2021) in connection with Cognizant's solicitation of proxies for our 2021 annual meeting of shareholders to be held via live webcast on June 1, 2021.

What do we need from you?
Please read these materials and submit your vote and proxy using the Internet, by telephone or, if you received your materials by mail, you can also complete and return your proxy by mail.

April 21, 2021

To Our Shareholders

The board is pleased with the progress Cognizant made in 2020. The company has positioned itself for success by building a diverse management team led by CEO Brian Humphries, strengthening its portfolio, completing a restructuring program and executing on a strategy designed to revitalize revenue growth and drive shareholder value in 2021 and beyond.

Company Performance

2020 was a year of solid execution in challenging conditions. The company made significant progress in transforming the business to position the company for accelerated growth and build leadership in advanced digital technologies. Cognizant implemented and executed its strategic objectives, which focused on protecting and optimizing the company's core IT portfolio while continuing to extend its digital capabilities through organic investments and targeted M&A. The successful execution of these and other initiatives has positioned Cognizant for future success, with our long-term goal being to return the company to industry-leading growth and shareholder returns.

Throughout the Covid-19 pandemic, Cognizant's highest priority has remained the health, safety and well-being of associates while maintaining continuity of service for clients. This required the company to orchestrate the movement of approximately 200,000 associates around the world to a work-from-home model. Cognizant also faced a ransomware attack that impacted its internal networks and systems and disrupted some operations. We moved swiftly to contain and remediate the attack, with a focus on communicating transparently to clients, and have since put additional programs in place to strengthen and better protect the company's IT environment. Cybersecurity is a top priority of the company, our management and the board.

The board has stayed in near constant touch with the management team in navigating immediate challenges while monitoring the company's strategic, operational and commercial progress. One measure of this engagement is the nearly 50% increase in the number of board and committee meetings in 2020 as compared to the two previous years.

Strategic Priorities

As Cognizant advances toward its vision to become the preeminent technology services partner to the Global 2000 C-suite, the board has worked with management to refine the company's strategy. Following the board's annual in-depth strategy review in September, the company announced a refined set of strategic priorities: repositioning the brand, globalizing the company, accelerating the shift to digital and increasing our relevance to clients. See **pages 2** and **3**. The board is committed to the company's successful execution of this strategy.

Shareholder Engagement

In November and December of last year, the chair of our compensation committee, Leo S. Mackay, Jr., and I met with shareholders that hold approximately 35% of the company's outstanding shares. We discussed and received their feedback on a number of topics, including our business and strategy, board composition and refreshment, executive compensation and sustainability efforts. See **page 20**.

Sustainability

In the last year the board has renewed its emphasis on Cognizant's diversity and inclusion and environmental, social and governance (ESG) programs. The company is targeting increased diversity throughout the organization, is undertaking investments to enhance its ESG program and provide more comprehensive ESG disclosures to shareholders, and recently announced a new, five-year $250 million initiative to support its communities. See **pages 22** to **24**.

Executive Compensation

The compensation committee revised Cognizant's performance-based compensation structure for 2020 to better align with the company's strategy, peer group, competitor and industry practices, the recommendations of the committee's independent compensation consultant and feedback from shareholders. Significant changes in the program were implemented, including a greater emphasis on revenue growth and, for the performance-based equity compensation, the inclusion of a relative total shareholder return metric and a shift to a 3-year performance period. See **page 28**.

Board Composition

Our board continually evaluates its composition and collective expertise based on Cognizant's evolving needs as a large, publicly-traded company and its strategy and priorities. In the last few years, we added a number of new directors through an active, skills-based board refreshment process. In light of the significant refreshment in recent years, no new directors have been added since our 2020 annual meeting. We believe our 2021 director nominees bring the right mix of skills and experience to help the company achieve its full growth potential. See **pages 6** to **11**.

After 13 years of dedicated service on our board, including most recently as chairman of our compensation committee during the revisions to our performance-based compensation structure, John N. Fox Jr. will not stand for reelection at the end of his current director term. We are grateful to John for his many years of service. See **page 12**.

On behalf of my fellow board members, we welcome you to attend the 2021 annual meeting of shareholders and thank you for your continued support.

Sincerely,

MICHAEL PATSALOS-FOX
Chair of the Board of Directors



About Cognizant

Our Purpose
Why we exist

We engineer modern businesses to improve everyday life.

Our Vision
What we aspire to achieve

To become the preeminent technology services partner to the Global 2000 C-Suite.

Our Values
How we work

 **Start with a point of view**

 **Seek data, build knowledge**

 **Always strive, never settle**

 **Work as one**

 **Create conditions for everyone to thrive**

 **Do the right thing, the right way**

2020 Company Snapshot

OUR GLOBAL FOOTPRINT



$16.7B
Revenue

289,500
Employees

North America
$12.6B
Revenue
43,500
Employees

UK
$1.3B
Revenue
6,800
Employees

Continental Europe
$1.7B
Revenue
13,400
Employees

India
204,500
Employees

Rest of world
$1.1B
Revenue
21,300
Employees

OUR BUSINESS SEGMENTS

 **Financial Services** including banking and insurance
34%
Revenue

 **Healthcare** including life sciences
29%
Revenue

 **Products and Resources** including retail and consumer goods, manufacturing, logistics, energy and utilities, and travel and hospitality
22%
Revenue

 **Communications, Media and Technology**
15%
Revenue

Our Strategic Priorities

1 Repositioning the Cognizant Brand

Evolve our brand in the marketplace to position us as a global IT services leader with world-class digital solutions and talent

2 Globalizing Cognizant

Diversify our revenue mix across geographies, globalize delivery, invest in our brand and develop our leadership team

3 Accelerating Digital

Continue pivoting Cognizant to digital by evolving our offerings, partnerships, brand, talent and delivery capabilities

4 Increasing our Relevance to Clients

Become indispensable to clients by ensuring industry-aligned thought leadership and capabilities to address their pain points

Our Financial Results

REVENUE
(in billions)

$16.7B



DILUTED EARNINGS PER SHARE

$2.57 ■ GAAP
$3.42 ■ Adjusted[1]



OPERATING MARGIN

12.7% ■ GAAP
14.4% ■ Adjusted[1]



CASH FLOW
(in billions)

$3.3B ■ Net cash provided by operating activities (GAAP)
$2.9B ■ Free cash flow (Non-GAAP)[1]



CAPITAL RETURN
(in billions)

$2.1B ■ Share repurchases
■ Dividends



ACQUISITIONS
(in billions)

$1.1B for 9 acquisitions in digital and cloud



[1] Adjusted diluted earnings per share, adjusted operating margin and free cash flow are not measurements of financial performance prepared in accordance with GAAP. See "Forward-Looking Statements and Non-GAAP Financial Measures" on **page 68** for more information and, where applicable, reconciliations to the most directly comparable GAAP financial measures.

Meeting Notice and Voting Roadmap

You are invited to participate in Cognizant's 2021 annual meeting. If you were a shareholder at the close of business on April 5, 2021, you are entitled to vote at the annual meeting. The agenda for the meeting and the board's recommendation with respect to each agenda item are set out below. Even if you plan to attend, we encourage you to submit your vote as soon as possible through one of the methods below.



John Kim
Secretary

Logistics

As in the last two years, the 2021 annual meeting will be a virtual meeting of shareholders conducted via a live webcast. We designed the format of the virtual annual meeting to ensure that our shareholders who attend the virtual annual meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. During the virtual annual meeting, you may ask questions and will be able to vote your shares electronically. To participate in the virtual annual meeting and access the list of shareholders, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card. A complete list of shareholders will also be available for examination by any shareholder during the ten days prior to the annual meeting for a purpose germane to the meeting by sending an e-mail to our general counsel at the e-mail address set out on **page 73** stating the purpose of the request and providing proof of ownership of our common stock.

DATE	Tuesday, June 1, 2021
TIME	Online check-in begins: 9:15 a.m. Meeting begins: 9:30 a.m. (all times U.S. Eastern Time)
PLACE	Via live webcast – please visit www.virtualshareholdermeeting.com/CTSH2021

Voting

WHO CAN VOTE	Shareholders as of our record date, April 5, 2021, are eligible to vote
INTERNET	www.proxyvote.com
TELEPHONE	+1-800-690-6903
MAIL	Sign, date and return the proxy card

Agenda

1 PROPOSAL 1
Election of Directors

Elect the following 10 directors to serve until the 2022 annual meeting of shareholders:

- Zein Abdalla
- Vinita Bali
- Maureen Breakiron-Evans
- Archana Deskus
- John M. Dineen
- Brian Humphries
- Leo S. Mackay, Jr.
- Michael Patsalos-Fox
- Joseph M. Velli
- Sandra S. Wijnberg

Board recommendation: ✓
FOR each director nominee.

- We have built an independent board with broad and diverse experience and sound judgment that is committed to representing the long-term interests of our shareholders.

See board overview on **pages 6** and **7**, our director skills matrix on **pages 10** and **11** and our director nominees' biographies starting on **page 12.** ▶

Qualified

OUR BOARD'S KEY QUALIFICATIONS

6/10	Technology and Consulting Services
4/10	Talent Management
4/10	Security
5/10	Regulated Industries
6/10	Operations Management
8/10	International Business Development
5/10	Public Company Leadership
8/10	Public Company Governance
3/10	Finance, Accounting and Risk Management

Diverse

OUR BOARD'S DEMOGRAPHICS

- **5/10** born outside the United States
- **6/10** worked overseas
- **4/10** racially/ethnically diverse
- **4/10** female

Independent

9/10 directors are independent

Engaged

94% weighted average attendance of director nominees at 2020 board and committee meetings

Information above is for our 2021 director nominees and excludes John N. Fox, Jr., who is retiring from the board and not standing for reelection at the 2021 annual meeting.

2 PROPOSAL 2
Advisory Vote on Executive Compensation (Say-On-Pay)

Approve, on an advisory (non-binding) basis, the compensation of the company's named executive officers.

Board recommendation: ✔

FOR the approval, on an advisory (non-binding) basis, of our executive compensation.

- Our compensation program ensures that incentives are aligned with our corporate strategies and business objectives.
- 62% of our CEO's target direct compensation and 51% of our other NEOs' target direct compensation are performance-based.

See "Compensation Discussion and Analysis (CD&A)" on **page 30**. ▶

Performance-driven and Aligned with Strategic Priorities and Shareholder Interests

CASH

- **Base Salary** provides a stable source of cash income at competitive levels
- **Annual Cash Incentive (ACI)** motivates and rewards achievement of short-term company financial objectives

EQUITY

- **Performance Stock Units (PSUs)** incentivize shareholder return and reward achievement of long-term company financial objectives and performance of our common stock
- **Restricted Stock Units (RSUs)** reward continued service and long-term performance of our common stock

2020 TARGET DIRECT COMPENSATION



Ambitious but Attainable Targets

Our performance-based compensation utilizes performance goals that are designed to be ambitious but attainable. In 2020, ACI was achieved at 85% of target after a Covid-19 adjustment, 2019/20 PSUs achieved at 0% (no payout) and PSUs granted in 2020 achieved at 0% as to the 2020 company financial targets.

---

3 PROPOSAL 3
Ratification of Appointment of Independent Registered Public Accounting Firm

Ratify the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the year ending December 31, 2021.

Board recommendation: ✔

FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.

- The Audit Committee is directly involved in the annual review and engagement of PwC to ensure continuing audit independence.
- The continued retention of PwC is in the best interests of the company and its shareholders.

See "Audit Matters" on **page 60**. ▶

4 PROPOSAL 4
Shareholder Action by Written Consent

Consider a shareholder proposal requesting that the board of directors take action as necessary to permit shareholder action by written consent (if properly presented).

Board recommendation: ✘

AGAINST this proposal.

See **page 62**. ▶

Corporate Governance

Board Overview



Brian Humphries
CEO of Cognizant

Mr. Humphries brings our board extensive senior leadership experience at public companies in the technology sector, having served as CEO, Vodafone Business, for Vodafone Group, and in various senior roles for Dell Technologies, including as President and COO, Infrastructure Solutions Group, and for Hewlett-Packard, including as SVP, Emerging Markets.

Birthplace   **Skills**





Zein Abdalla
Former President of PepsiCo

Mr. Abdalla brings our board decades of experience leading and shaping large scale operations across the world as President and a manager of key divisions of PepsiCo.

Birthplace   **Committees**   **Skills**
F G CHAIR

Other Public Company Boards
The TJX Companies



Chair

Michael Patsalos-Fox
Former Chairman, the Americas of McKinsey & Company and Former CEO of Stroz Friedberg

Mr. Patsalos-Fox brings our board decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure in senior roles with McKinsey & Company and his role as CEO for Vidyo, as well as expertise in the cybersecurity space from his experience as CEO of Stroz Friedberg.

Birthplace   **Committees**   **Skills**
C F G



Sandra S. Wijnberg
Former CFO, Marsh & McLennan Companies

Ms. Wijnberg brings our board expertise managing a large, global professional services business from her role as CFO of Marsh & McLennan Companies as well finance and accounting expertise and regulated industry expertise gained through this role and her role as interim CFO of YUM! Brands.

Birthplace   **Committees**   **Skills**
A + F
CHAIR

Other Public Company Boards
ADP, T. Rowe Price







AVERAGE TENURE	0-2 YEARS	3-6 YEARS	7-10+ YEARS
5	**40%**	**30%**	**30%**
AVERAGE AGE	<50 YEARS	50-60 YEARS	>60 YEARS
61	**10%**	**30%**	**60%**

 **BORN OUTSIDE U.S. 50%** 5/10

 **RACIALLY/ ETHNICALLY DIVERSE 40%** 4/10

 **WORKED OVERSEAS 60%** 6/10

 **FEMALE 40%** 4/10

Information provided is for our 2021 director nominees and excludes John N. Fox, Jr., who is retiring from the board and not standing for reelection at the 2021 annual meeting.



Joseph M. Velli
Former Senior EVP of The Bank of New York

Mr. Velli brings our board experience in creating, building and leading large-scale technology, processing and software platform businesses as a Senior EVP for The Bank of New York (now BNY Mellon) and as CEO of Convergex Group.

Birthplace   **Committees**   **Skills**
A C

Other Public Company Boards
AssetMark, Computershare, Paychex



90%
INDEPENDENT
9 of 10 director nominees are independent

Committees					
A	Audit Committee	**C**	Compensation Committee	**CHAIR**	Committee Chair
F	Finance Committee	**G**	Governance Committee	**+**	Audit Committee Financial Expert



Vinita Bali
Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company

Ms. Bali brings our board extensive experience leading large multinational corporations gained through her tenure as CEO of India-based Britannia Industries and through over two decades serving in senior business and marketing roles around the globe for Coca-Cola and Cadbury Schweppes.

Birthplace **Committees** **Skills**

🇮🇳   C F   ⚙ 🌐 👥 🏛

Other Public Company Boards
Bunge, CRISIL, Syngene



Maureen Breakiron-Evans
Former CFO of Towers Perrin

Ms. Breakiron-Evans brings our board accounting and auditing experience across a number of industries, having served as CFO of Towers Perrin, VP and General Auditor of CIGNA, EVP and CFO of Inovant (part of Visa), and a partner at Arthur Andersen.

Birthplace **Committees** **Skills** **Other Public Company Boards**

🇺🇸   A + G   ⚡ 🛡 🔍 🏛 📊   Ally Financial, Cubic

Board Refreshment
The board annually reviews each director's continuation on the board and seeks out new director candidates as needed to ensure that the backgrounds, qualifications and diversity of the directors as a group satisfy the company's needs as a large, publicly traded company and in light of its strategy (see **pages 8** to **11**).

Director additions

2019 ✚ Brian Humphries
      ✚ Sandra S. Wijnberg

      ▬ Jonathan Chadwick

2020 ✚ Vinita Bali
      ✚ Archana Deskus

      ▬ Francisco D'Souza
      ▬ John E. Klein

2021 ▬ John N. Fox, Jr.
      (not standing for reelection at the 2021 annual meeting)

Director exits



Archana Deskus
Chief Information Officer of Intel

Ms. Deskus brings our board extensive experience as a CIO, setting and leading the technology strategy for large, global corporations, including Intel, Hewlett-Packard, Baker Hughes, Ingersoll Rand, Timex and North America HVAC (part of Carrier Corporation).

Birthplace **Committees** **Skills**

🇮🇳   A   🔄 🛡 🌐 🏛

Other Public Company Boards
East West Bancorp

John M. Dineen
Former President and CEO of GE Healthcare

Mr. Dineen brings our board broad-based experience from managing several key business divisions of General Electric and extensive experience in the healthcare industry from having served as President and CEO of GE Healthcare.

Birthplace **Committees** **Skills**

🇺🇸   A F CHAIR   🔍 ⚙ 🌐 👥 🏛

Other Public Company Boards
Syneos Health

Leo S. Mackay, Jr.
SVP, Ethics and Enterprise Assurance of Lockheed Martin

Mr. Mackay brings our board auditing and compliance expertise as well as expertise in security, government contracting and federal government senior policy-making through his positions at Lockheed Martin and in the Bush administration.

Birthplace **Committees** **Skills**

🇺🇸   A C G CHAIR   🔄 🛡 🔍 ⚙ 🏛 📊

Other Public Company Boards
Ameren





94%
ENGAGED
weighted average attendance of director nominees at 2020 board and committee meetings

---

Key Qualifications

 Technology and Consulting Services

 Talent Management

 Security

 Regulated Industries

 Operations Management

 International Business Development

 Public Company Leadership

 Public Company Governance

 Finance, Accounting and Risk Management

Corporate Governance

Board Composition and Refreshment

Annual Board Self-Evaluation

The board and each of its committees annually undertakes a self-evaluation process to help ensure continued effectiveness. In 2020, the board self-evaluation process was facilitated by a third party that conducted a series of interviews with each of our directors to gather input on each individual director's contributions, the effectiveness of the board and committee compositions and structure, and the communication and reporting processes between management and the board. The third party reported its findings to the board, which reviewed and discussed them, and provided feedback to individual directors and members of management.

Proxy Access

Shareholder Nominations of Directors for Annual Meeting

3% for 3 years
One or more shareholders holding at least 3% of the company's common stock for at least 3 years may submit director nominees for inclusion in the company's proxy statement.

25% of the board
Shareholder-submitted nominees may be submitted via proxy access for up to 25% of the board or 2 directors, whichever is greater.

Shareholder-submitted proxy access nominees that satisfy the requirements in the company's by-laws are included in the company's proxy statement. See "Director Nominees Via Proxy Access" on **page 63.**

Chair and Committee Appointments

At its first quarterly meeting following the annual meeting of shareholders, the board reviews the committee assignments of directors and appoints (or reappoints) directors to committees. It also reviews the committee and board chair appointments and makes appointments (or reappointments) to such positions. The board also monitors director workload and board and committee requirements throughout the year and will make committee and chair changes as needed.

Committee and Chair Rotation and Succession Planning. The board seeks to periodically rotate directors among committees and into chair positions. It also seeks to develop long-term succession plans for chair positions. For example, in 2020 the board completed two such chair succession plans:

- Audit Committee – Ms. Wijnberg replaced Ms. Breakiron-Evans as chair
- Compensation Committee – Mr. Mackay replaced Mr. Fox as chair





Assess Board Composition

Our board periodically reviews its composition and seeks to recruit additional members that will enhance the skills and characteristics of the board as a whole to support the company's business and strategy and the long-term interests of our shareholders.

Among other things, the board considers:

DIRECTOR DIVERSITY including as to race, gender, age, national origin and cultural background.

- Our board has committed to include women and persons with ethnically or racially diverse backgrounds in each pool of candidates from which we select new director nominees (known as the "Rooney Rule").
- The board evaluates the effectiveness of its director diversity efforts through its annual self-evaluation process and on an ongoing basis through its director candidate search processes.

ATTENTION AND FOCUS by each director in light of other obligations. Our corporate governance guidelines provide that directors are:

- Required to offer to resign from the board following a material change in job responsibilities (other than retirement).
- Limited to service on no more than three other public company boards (one if the director is a public company CEO).

RELEVANT SKILLS AND EXPERIENCE for a Fortune 200 public company, a global professional services and technology company and the company's strategy. See **pages 10** and **11**.

BALANCE OF TENURES between knowledge of the company and fresh perspectives and insights.

DIRECTOR INDEPENDENCE and avoiding conflicts of interest.

- Our board considers other positions a director or a director candidate has held or holds (including other board memberships) and any potential conflicts of interest to ensure the continued independence of the board and its committees.
- There are no family relationships among any of our directors, executive officers and key employees.
- Our board determines independence in accordance with the rules of The Nasdaq Stock Market LLC ("Nasdaq").



Identify, Evaluate and Appoint Director Candidates



YEAR-ROUND

Q1

FEBRUARY TO APRIL

Q2

JUNE

Annual Meeting

Search Process and Recommendations

GOVERNANCE COMMITTEE SEARCH

The Governance Committee develops criteria for any search process, including any specific desired skills, experiences, characteristics or qualifications. The committee typically engages an independent director search firm. A subset of directors may be tasked by the committee with leading a search process.

INTERNAL RECOMMENDATIONS

Independent directors, management and others may recommend potential candidates to the Governance Committee.

SHAREHOLDER RECOMMENDATIONS

Shareholders may recommend candidates to the Governance Committee by sending to the company's secretary:

- The name(s) of the proposed director candidates
- Appropriate biographical information and background materials
- A statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of the company's common stock for at least one year

Appointment of Directors

The board may appoint directors at any time during the year. Typically, such appointments follow a search process or recommendation as set out above and a recommendation from the Governance Committee to the board. The process for shareholder-proposed candidates is substantially the same.

GOVERNANCE COMMITTEE RECOMMENDATION PROCESS

- Discuss, assess and interview candidates
- Evaluate candidates based on desired skills and characteristics
- Recommend nominees to the board

BOARD NOMINATION AND APPOINTMENT PROCESS

- Interview, discuss and assess candidates recommended by the Governance Committee
- Analyze independence
- Appoint directors to the board

Annual Board Nomination of Directors for Annual Meeting

BOARD NOMINATIONS

Prior to the board making its annual recommendation to shareholders for the election of directors, the Governance Committee reviews the composition of the board based on the desired overall skills and characteristics of the board as a whole to support the company's business and strategy and the long-term interests of our shareholders. The Governance Committee then makes a recommendation to the board, which reviews such recommendation, analyzes the independence of the director nominees and makes its recommendation to shareholders.

▶ **See page 12 for the board's 2021 director nominees for the annual meeting**

Annual Shareholder Vote to Elect Directors

MAJORITY VOTING STANDARD

All directors are elected annually and subject to a majority voting standard. Our by-laws provide that the voting standard for the election of directors in uncontested elections is a majority of votes cast. Any director who does not receive a majority of the votes cast for his or her election must tender an irrevocable resignation that will become effective upon acceptance by the board. The Governance Committee will recommend to the board whether to accept the director's resignation within 90 days following the certification of the shareholder vote. The board will promptly disclose whether it has accepted or rejected the director's resignation, and the reasons for its decision, in a Current Report on Form 8-K. The Governance Committee and the board may consider any factors they deem relevant in deciding whether to accept a director's resignation.

Board Qualifications

The following skills matrix shows key skills and experiences our board has identified as desirable in light of our company characteristics and strategic priorities, as well as the director nominees with the most significant levels of experience in such areas. In many instances, other directors not appearing in a particular category may also have a significant level of experience in the area, as may be evident from their biographies, but were not included due to this presentation's focus on only those directors with the most significant levels of experience in the respective areas.


Breakiron-Evans
Former CFO of Towers Perrin and General Auditor of Cigna


Mackay, Jr.
SVP, Ethics & Enterprise Assurance at Lockheed Martin


Wijnberg
Former CFO of Marsh & McLennan

FINANCE, ACCOUNTING AND RISK MANAGEMENT

As a large, publicly-traded company with a global footprint, we benefit from directors with financial accounting and reporting, regulatory compliance and risk management experience derived from serving in roles such as CFO, head of internal audit or chief risk officer of a large, global, publicly-traded company or as an audit partner at a public accounting firm.

 Abdalla
 Bali
 Breakiron-Evans

 Deskus
 Dineen
 Mackay, Jr.

 Velli
 Wijnberg

PUBLIC COMPANY GOVERNANCE

We believe that having directors who currently serve on the boards of other U.S.-listed public companies is important to Cognizant maintaining good corporate governance practices as such directors are able to provide insight into current U.S. public company board practices, including with respect to board management, relations between the board and senior management, board refreshment, management succession planning, risk management and executive compensation.

 Velli

Abdalla
Former President of PepsiCo


Bali
Former CEO of Britannia Industries


Dineen
Former CEO of GE Healthcare and GE Transportation


Humphries
Former CEO of Vodafone Business

PUBLIC COMPANY LEADERSHIP

Directors who have served in a CEO, president or senior executive business role directing strategy and management at a large, publicly-traded company or significant business unit of such a company bring valuable practical experience and understanding to the boardroom that is highly relevant to a large, global organization such as Cognizant. This includes experience addressing the challenges of large-scale operations and experience identifying and developing leadership qualities for the management team that takes on such challenges.

 Deskus
 Velli

Abdalla
Former CEO of PepsiCo Europe

 Patsalos-Fox

Bali
Former CEO of Britannia Industries

 Wijnberg

Dineen
Former CEO of GE Healthcare and GE Transportation


Humphries
Former CEO of Vodafone Business

INTERNATIONAL BUSINESS DEVELOPMENT

We are continually focused on growing our business, including through acquisitions and geographic expansion. Directors who have experience overseeing corporate strategy and development or managing large non-U.S. organizations provide valuable insight into the challenges and risks, as well as the means of successfully overcoming such challenges and risks, with respect to acquiring and integrating other companies and undertaking continued international expansion of our business.

Company Characteristics

Cognizant is one of the world's leading professional services companies, with offices and operations in over 85 cities and 35 countries.

Global Technology Services Provider

Nasdaq-listed, Fortune 200 Company

289,500 Employees

Corporate Governance

Our Strategic Priorities

Cognizant has four strategic priorities to enable continued success in the evolving enterprise digital market.

1 **Repositioning the Cognizant Brand**

2 **Globalizing Cognizant**

3 **Accelerating Digital**

4 **Increasing our Relevance to Clients**

TECHNOLOGY AND CONSULTING SERVICES

As a global professional services organization focused on providing technology and consulting services to many of the world's leading companies, we benefit from having a number of directors who have extensive experience in senior leadership roles at companies in the technology and consulting fields.

 **Deskus**
CIO of Intel and former CIO of Hewlett-Packard Enterprise, Baker Hughes and Ingersoll Rand

 **Humphries**
Former CEO of Vodafone Business

 **Patsalos-Fox**
Former Chairman, The Americas of McKinsey & Company

 **Velli**
Former Senior EVP, The Bank of New York

 Mackay, Jr.

 Wijnberg

TALENT MANAGEMENT

As a global professional services organization, our people are our most important asset. We benefit from having directors with a deep understanding of the dynamics of a people-based business obtained from experience as a senior leader in a large, international professional services organization.

 **Breakiron-Evans**
Former CFO of Towers Perrin

 **Patsalos-Fox**
Former Chairman, The Americas of McKinsey & Company

 **Wijnberg**
Former CFO of Marsh & McLennan

 Humphries

SECURITY

Our business is critically dependent on our ability to maintain the confidentiality of sensitive business and personal data of our clients and our clients' customers, in addition to our own such data. Having directors with expertise in information security is important to our business and our risk management strategy.

 **Deskus**
CIO of Intel and former CIO of Hewlett-Packard Enterprise, Baker Hughes and Ingersoll Rand

 **Mackay, Jr.**
SVP of Lockheed Martin

 **Patsalos-Fox**
Former Chairman, The Americas of McKinsey & Company

 Breakiron-Evans

REGULATED INDUSTRIES

We are highly dependent on customers concentrated in certain regulated industries such as financial services and healthcare. Directors with particular knowledge of these industries are beneficial to the board's understanding of the unique challenges faced by clients in these industries and oversight of the company's strategy and regulatory compliance.

 **Dineen**
Former CEO of GE Healthcare and GE Transportation

 **Mackay, Jr.**
SVP of Lockheed Martin and Former COO of ACS State Healthcare

 **Velli**
Former Senior EVP, The Bank of New York

 Breakiron-Evans

 Wijnberg

OPERATIONS MANAGEMENT

As we pursue continued growth and increased profitability for our business, having directors who have experience serving as a chief operating officer or similar position with operational oversight of a large organization provides valuable administrative and operational insights at the board level.

 **Abdalla**
Former President of PepsiCo

 **Dineen**
Former CEO of GE Healthcare and GE Transportation

 **Velli**
Former Senior EVP, The Bank of New York and CEO of Convergex Group

 Bali

 Humphries

 Mackay, Jr.

PROPOSAL 1
Election of Directors

✅ **The board unanimously recommends a vote FOR all the director nominees listed.**

WHAT ARE YOU VOTING ON?

At the annual meeting, 10 directors are to be elected to hold office until the 2022 annual meeting and until their successors have been duly elected and qualified. All nominees are current directors. All nominees were elected by shareholders at the 2020 annual meeting.

In the event any of the nominees should become unable to serve or for good cause will not serve as a director, it is intended that votes will be cast for a substitute nominee designated by the board or the board may elect to reduce its size. The board has no reason to believe that the nominees named herein will be unable to serve if elected. Each of the nominees has consented to being named in this proxy statement and to serve if elected.

Director Nominees

Presented on the following pages are the 10 director nominees recommended by the board for election at the 2021 annual meeting.

DIRECTOR ATTENDANCE

There were 22 meetings of the board in 2020. Each director standing for election at the annual meeting attended at least 87% of the aggregate of (i) all meetings of the board held during the period in which he or she served as a director and (ii) the total number of meetings held by the committees on which he or she served during the period, if applicable.

Weighted Average Attendance of Director Nominees at 2020 Meetings



93%	**94%**	**91%**	**100%**	**96%**
B Board of Directors	**A** Audit Committee	**C** Compensation Committee	**F** Finance Committee	**G** Governance Committee

Our corporate governance guidelines provide that directors are expected to attend the annual meeting of shareholders. For the 2020 annual meeting, Mr. Humphries acted as chair and all of the other 10 then-current directors attended by teleconference.

KEY GOVERNANCE PRACTICES

SHAREHOLDER RIGHTS AND ENGAGEMENT

- ✔ Annual director elections / no classified board
- ✔ Proxy access
- ✔ Shareholder right to call a special meeting (10% threshold)
- ✔ Annual vote to ratify selection of independent registered public accounting firm
- ✔ No poison pill

BOARD OF DIRECTORS

- ✔ Majority of independent directors (9 of 10 director nominees)
- ✔ Separate chair and CEO positions since 2003
- ✔ Annual board and committee self-assessments
- ✔ Directors limited to service on no more than three other public company boards (one other board if the director is a public company CEO)
- ✔ Majority voting in director elections
- ✔ Regular executive sessions of independent directors
- ✔ A director who experiences a material change in job responsibilities (other than retirement) is required to offer to resign
- ✔ Annual review of skills, expertise, diversity and other characteristics of individual board members as part of overall analysis of board composition

BOARD MEMBER INDEPENDENCE.

Each of our director nominees, other than our CEO, Mr. Humphries, has been determined by the board to be an "independent director" under the rules of Nasdaq, which require that, in the opinion of the board, such person not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the board has determined that Mr. Fox is also an "independent director" and that John Klein was an "independent director" while he served on the board through March 1, 2020.

DIRECTOR RETIREMENT



John N. Fox, Jr.

John N. Fox, Jr. is not standing for reelection at the 2021 annual meeting. Over the last 13 years, he has brought to the board, among other things, his technology, consulting and talent management experience from over 30 years of serving clients as a senior executive of Deloitte Consulting. As recent chair of the Compensation Committee, he led the committee's efforts that culminated in the significant revisions to our performance-based compensation structure in 2020. We are grateful to Mr. Fox for his many years of service.

Committees	**A** Audit Committee	**C** Compensation Committee	**CHAIR** Committee Chair
	F Finance Committee	**G** Governance Committee	**+** Audit Committee Financial Expert

Zein Abdalla
Former President of PepsiCo



Director Since	Committees	Birthplace
2015	**F G** CHAIR	**Sudan**
Age **62**		
Independent		

Key Qualifications




Executive Experience
2014

PepsiCo, Inc. (PEP), a multinational food, snack and beverage company (1995 – 2014)
- President (2012 – 2014)
- CEO, European Region (2009 – 2012)
- President, European Region (2006 – 2009)
- Various senior executive positions (1995 – 2006)

Public company leadership and experience leading and shaping large scale operations across the world from his global President role and decades of executive experience at a leading Fortune 50, Nasdaq-listed global company.

1995

Public Company Boards
Present

The TJX Companies, Inc. (TJX), a retailer of apparel and home fashions (since 2012)
2012

Select Board and Other Positions
Mastercard Foundation – board member (since 2017) and chair (since 2020)

Kuwait Food Company K.S.C.P. – board member (since 2017)

Imperial College Business School Advisory Board – member (since 2016)

Mars, Incorporated – board advisor (since 2016)

Education
Imperial College, London University – B.S.

Vinita Bali
Former CEO and Managing Director of Britannia Industries and Former VP, The Coca-Cola Company



Director Since	Committees	Birthplace
2020	**C F**	**India**
Age **65**		
Independent		

Key Qualifications





Executive Experience
2014

Britannia Industries, an international food products company based in India and listed on the National Stock Exchange and Bombay Stock Exchange in India (2005 – 2014)
- Chief Executive Officer and Managing Director

Public company CEO experience directing and shaping strategy for an international food products company.

2005

The Zyman Group, a marketing and communications strategy firm (2003 – 2005)
- Managing Principal and Head of Business Strategy Practice, USA

2003

The Coca-Cola Company (KO), a multinational beverage company (1994 – 2003)
- Vice President and Head, Corporate Strategy (2001 – 2003)
- President, Andean Division (1999 – 2000)
- Worldwide Marketing Director (1994 – 1998)

Executive-level business, operational and marketing leadership roles, based in the United States and Chile, for key divisions around the globe for a then Fortune 100, NYSE listed company.

1994

Cadbury Schweppes Plc, a multinational confectionery company (1980 – 1994)
- Senior marketing roles across a number of geographies, including South Africa, Nigeria, India and the U.K.

Senior business, operational and marketing leadership roles across a number of geographies for a leading multinational confectionery company.

1980

Public Company Boards
Present

Bunge Ltd. (BG), an agribusiness and food company (since 2018; retiring in May 2021)
2018

Syngene International Ltd., a research and manufacturing company listed on the National Stock Exchange ("NSE") and Bombay Stock Exchange ("BSE") in India (since 2017)
2017

CRISIL Ltd., a global analytical company providing ratings, research and risk and policy advisory services listed on the NSE and BSE (since 2014)
2014

Past Director Positions
Smith & Nephew Plc (SNN), a global portfolio medical technology business (2014 – 2020)

Select Other Positions
Board of Governors of the Indian Institute of Management (Bangalore) – member

Education
University of Delhi, India – B.A.
Jamnalal Bajaj Institute of Management Studies in India – M.B.A.

 

Key Qualifications

 Technology and Consulting Services	 Talent Management	 Security
 International Business Development	 Public Company Leadership	 Public Company Governance

 Regulated Industries	 Operations Management
 Finance, Accounting and Risk Management	

Corporate Governance

Maureen Breakiron-Evans
Former CFO of Towers Perrin



Director Since **2009**
Age **66**
Independent

Committees: **A + G**

Birthplace: **USA**

Key Qualifications

Executive Experience

2008–2007 **Towers Perrin**, a global professional services company (2007 – 2008)
- Chief Financial Officer

Insight into the particular financial and operational challenges of a global business like Cognizant where talent is a key asset gained through her role as CFO of a global company.

2006–2005 **CIGNA Corporation** (CI), a health insurance services company (2005 – 2006)
- Vice President and General Auditor

Accounting, auditing and enterprise risk management experience in the regulated healthcare industry for a top 10 U.S. health insurance company.

2004–2001 **Inovant, LLC**, the captive technology development and transaction processing company of Visa, Inc. (V) (2001 – 2004)
- Executive Vice President and Chief Financial Officer

Accounting, auditing and enterprise risk management experience in the financial services sector with expertise in information security matters, having overseen the information security function in her roles as EVP and CFO.

1999 **Transamerica Corp.**, a financial services company (1994 – 1999)
- Various executive positions

Expertise in information security matters as VP of control and services and President of Transamerica Business Technologies. Accounting, auditing, risk management and regulated industry experience as General Auditor.

1994–1978 **Arthur Andersen LLP**, a global accounting firm (1978 – 1994)

16 years of accounting and auditing experience in public accounting, including as a partner.

Public Company Boards

Present–2017 **Cubic Corporation** (CUB), a provider of systems and services to transportation and defense markets worldwide (since 2017)

2015 **Ally Financial Inc.** (ALLY), an Internet bank (since 2015)

Select Past Director Positions

Federal Home Loan Bank of Pittsburgh, a private government-sponsored enterprise (2011 – 2014)
Heartland Payment Systems, Inc. (HPY), a provider of payment processing services (2012 – 2016)
ING Direct, an Internet bank (2007 – 2008)

Education

Stetson University – B.B.A.
Harvard Business School – M.B.A.
Stanford University – M.L.A.

Certifications

CPA in Florida
Carnegie Mellon University – NACD certificate in cybersecurity

Archana Deskus
Chief Information Officer of Intel



Director Since **2020**
Age **55**
Independent

Committees: **A**

Birthplace: **India**

Key Qualifications

Executive Experience

Present **Intel Corporation** (INTC), a technology company (since January 2020)
- Senior Vice President, Chief Information Officer

2020 **Hewlett-Packard Enterprise Company** (HPE), an information technology company (2017 – 2020)
- Senior Vice President, Chief Information Officer

2017–2013 **Baker Hughes Incorporated**, an oilfield services company acquired by General Electric in 2017 (2013 – 2017)
- Vice President, Chief Information Officer

2012 **Ingersoll Rand Inc.** (IR), an industrial manufacturing company (2011 – 2012)
- Vice President, Chief Information Officer

2011 **Timex Group USA, Inc.**, a watch manufacturing company (2006 – 2011)
- Vice President, Chief Information Officer

2006–2003 **Carrier Corporation** (CARR), a heating, air-conditioning and refrigeration solutions company (2003 – 2006)
- Vice President, Chief Information Officer

Extensive experience as a senior leader, setting and leading technology and information security strategy for a number of large, global technology companies across a diverse set of industries.

Public Company Boards

Present–2019 **East West Bancorp, Inc.** (EWBC), the holding company for East West Bank, the largest independent bank in Southern California; also on the board of subsidiary East West Bank (since 2019)

Select Past Positions

IBM Global Technology Services – customer advisory board member (2016 – 2017)
Junior Achievement of Southeast Texas – board member (2014 - 2017)
Data Science Institute of the University of Houston – advisory board member (2018 – 2020)

Education

Boston University – B.S.
Rensselaer Polytechnic Institute – M.B.A.

Committees			
A Audit Committee	**C** Compensation Committee	CHAIR Committee Chair	
F Finance Committee	**G** Governance Committee	+ Audit Committee Financial Expert	

John M. Dineen
Former President and CEO of GE Healthcare

Director Since	Committees	Birthplace
2017	A F CHAIR	**USA**
Age **58**		
Independent		



Key Qualifications

Executive Experience

Present **Clayton, Dubilier & Rice LLC**, an investment firm (since 2015)

2015 • Operating Advisor (Healthcare sector)

2014 **General Electric Company** (GE), a global digital industrial company (1986 – 2014)

• President and Chief Executive Officer, GE Healthcare (2008 – 2014)

• Chief Executive Officer, GE Transportation (2005 – 2008)

Broad-based leadership, operations management, regulated industry and international business experience gained during his 28 years in leadership roles managing several key business divisions of GE, a then Fortune 20 business. Most recently he was president and CEO of London-based GE Healthcare, a leading provider of medical imaging, diagnostics and other health information technology and then $18 billion annual revenue enterprise with 50,000 employees around the world. He also served in several international management roles in Asia and Europe.

1986

Public Company Boards

Present

2018 **Syneos Health, Inc.** (SYNH), a biopharmaceutical solutions organization (since 2018)

Select Past Director Positions

Merrimack Pharmaceuticals, Inc. (MACK), a pharmaceutical company specializing in the development of drugs for the treatment of cancer (2015 – 2019)

Education
University of Vermont – B.S.

Brian Humphries
CEO of Cognizant

Director Since	Birthplace
2019	**Ireland**
Age **47**	



Key Qualifications

Executive Experience

Present **Cognizant** (since 2019)

• Chief Executive Officer

2019 **Vodafone Group plc** (VOD), one of the world's largest publicly listed telecommunications companies (2017 – 2019)

• Chief Executive Officer, Vodafone Business

2017 **Dell Technologies Inc.** (DELL), a leading technology company (2013 – 2017)

• President and Chief Operating Officer, Infrastructure Solutions Group (2016 – 2017)

• President, Global Enterprise Solutions (2014 – 2016)

• Vice President and General Manager, EMEA Enterprise Solutions (2013 – 2014)

2013 **Hewlett-Packard** (HPQ), a leading technology company (2002 – 2013)

• Senior Vice President, Emerging Markets (2011 – 2013)

• Senior Vice President, Strategy and Corporate Development (2008 – 2011)

Significant senior leadership, technology, consulting, talent management, operations management and international experience as CEO of Cognizant since April 2019 and, prior to that, through progressively more senior executive leadership roles at three of the world's most well-known global, publicly-listed technology companies, Vodafone, Dell and Hewlett-Packard. At Vodafone Group, he led Vodafone Business, a division encompassing the business-to-business fixed and mobile customers segment. During his tenure, Vodafone Business accounted for nearly a third of Vodafone Group's service revenue with €12 billion in global annual sales. He also led Vodafone's Internet of Things (IoT) business, Cloud & Security and Carrier Services. In addition to his Vodafone experienced based in London, he oversaw key divisions with geographically diverse operations and had experience developing business in emerging markets through his roles with Dell and Hewlett-Packard.

2002 **Compaq Computer Corporation** (1998 – 2002) and **Digital Equipment Corporation** (1994 – 1998)

• Various senior finance, investor relations and internal audit positions

1997

Education
University of Ulster, Northern Ireland – B.A.

Corporate Governance

Key Qualifications

 Technology and Consulting Services

 Talent Management

 Security

 Regulated Industries

 Operations Management

 International Business Development

 Public Company Leadership

 Public Company Governance

 Finance, Accounting and Risk Management

Leo S. Mackay, Jr.
SVP, Ethics and Enterprise Assurance of Lockheed Martin



Director Since	Committees	Birthplace
2012	A C G	USA
Age **59**	CHAIR	🇺🇸
Independent		

Key Qualifications

Corporate Governance

Executive Experience

Present — **Lockheed Martin Corporation** (LMT), a Fortune 100 global security and aerospace company (since 2007)
- Senior Vice President, Ethics and Enterprise Assurance (since 2018)
- Senior Vice President, Internal Audit, Ethics and Sustainability (2016 – 2018)
- Vice President, Ethics and Sustainability (2011 – 2016)
- Vice President, Corporate Business Development and various other positions (2007 – 2011)

Extensive expertise in security, government contracting, auditing and compliance from his senior executive roles at one of the world's largest and most well-known security and aerospace companies.

2007 — **Integrated Coast Guard Systems LLC**, a joint venture between Lockheed Martin and Northrop Grumman Corporation (NOC) (2005 – 2007)
- President

Operations management experience from his senior leadership roles.

2005 — **ACS State Healthcare LLC** (now part of Conduent), an IT/BPO services company in the healthcare space (2003 – 2005)
- Chief Operations Officer

Technology consulting and operations management experience specific to the healthcare industry from his role as COO.

2003 — **United States Department of Veterans Affairs**
- Deputy Secretary and Chief Operating Officer (2001 – 2003)

Operations management experience from having served as Deputy Secretary and COO of the U.S. Department of Veterans Affairs.

2001
1997 — **Bell Helicopter,** a helicopter and tiltrotor craft manufacturer (1997 – 2001)

Present
2020 — **Public Company Boards**

Ameren Corporation (AEE), a public utility holding company (since 2020)

Select Other Director Positions
Lockheed Martin Ventures, the venture capital arm of Lockheed Martin (since 2018)
USAA Federal Savings Bank, a federal savings bank (since 2016)

Education
United States Naval Academy – B.S.
Harvard University – M.P.P.
Harvard University – Ph.D.

Michael Patsalos-Fox   Chair
Former Chairman, the Americas of McKinsey & Company and Former CEO of Stroz Friedberg



Director Since	Committees	Birthplace
2012	C F G	**Cyprus**
Age **68**		
Independent		

Key Qualifications

Executive Experience

2019 — **Vidyo**, a cloud-based video conferencing services company (2017 – 2019)
- Chairman and Chief Executive Officer

2017 — **Stroz Friedberg**, a global investigation and cybersecurity firm (2013 – 2017)
- Chief Executive Officer

Expertise and insight in the cybersecurity space from his experience as CEO.

2013 — **McKinsey & Company**, a global management consulting company (1981 – 2013)
- Senior Partner (1992 – 2013)
- Board of Directors (1998 – 2010)
- Chairman, the Americas (2003 – 2009)
- Member of the Operating Committee (2003 – 2012)
- Managing Partner of the New York (2001 – 2003) and New Jersey (1996 – 2001) offices, North American Corporate Finance and Strategy practice and European Telecoms practice

Decades of experience counseling clients in the technology and consulting space gained from his 32-year tenure with McKinsey & Company, where he also served in various senior leadership roles. Among other things, he brings talent management experience from leading a global professional services business and extensive experience developing a technology consulting business from leading the firm's new business growth opportunities around data, analytics and software.

1981

Select Other Director Positions
MIO Partners, Inc., an investment subsidiary of McKinsey & Company (since 2020)
- Chairman of the Board

Education
University of Sydney – B.S.
International Institute for Management Development, Lausanne, Switzerland – M.B.A.

Committees	**A** Audit Committee	**C** Compensation Committee	**CHAIR** Committee Chair
	F Finance Committee	**G** Governance Committee	**+** Audit Committee Financial Expert



Joseph M. Velli
**Former Senior EVP of
The Bank of New York**

Director Since
2017
Age **63**
Independent

Committees
A C

Birthplace
USA

Key Qualifications

Executive Experience

Present **Lovell Minnick Partners, LLC**, a private equity firm (since 2016)
- Advisory Council Member

2016

2013 **Convergex Group, LLC**, a provider of software platforms and technology-enabled brokerage services (2006 – 2013)
- Chairman and CEO

Significant experience in creating, building and leading large-scale technology, processing and software platform businesses for a broker-dealer in the financial services industry.

2006 **The Bank of New York** (now BNY Mellon) (BK), a financial services institution (1984 – 2006)
- Senior Executive Vice President and member of the Senior Policy Committee (1998 – 2006)
- Executive Vice President (1992 – 1998)
- Other leadership positions (1984 – 1992)

Senior executive leadership, technology, regulated industries and operations management experience from over two decades in senior business roles at a leading global financial institution. Among other things, he was involved in creating, building and leading large-scale technology, processing and software platform businesses and leading several key business lines, including global issuer services, global liquidity services, pension and 401(k) services, consumer and retail banking, correspondence clearing and securities services.

1984

Public Company Boards

Present

AssetMark Financial Holdings, Inc. (AMK), a provider of financial, investment and consulting services (since 2020)

2020

Computershare Limited, a global provider of corporate trust, stock transfer, employee share plan and mortgage servicing services listed on the Australian Securities Exchange (since 2014)

2014

Paychex, Inc. (PAYX), a provider of payroll, human resource and benefits outsourcing services (since 2007)

2007

Select Past Director Positions
E*Trade Financial Corporation (2010 – 2014)

Education
William Paterson University – B.A.
Fairleigh Dickinson University – M.B.A.



Sandra S. Wijnberg
**Former CFO of Marsh & McLennan
Companies**

Director Since
2019
Age **64**
Independent

Committees
A + F
CHAIR

Birthplace
USA

Key Qualifications

Executive Experience

2019 **Aquiline Holdings, LLC**, a registered investment advisory firm (2007 – 2019)
- Executive Advisor (2015 – 2019)
- Partner, Chief Administrative Officer (2007 – 2014)

Expertise in the investment management sector and with registered investment company regulations from having served in executive and advisory capacities for an investment advisory firm.

2007

2006 **Marsh & McLennan Companies, Inc.** (MMC), a global professional services company (2000 – 2006)
- Senior Vice President and Chief Financial Officer

Extensive technology and consulting services, talent management, regulated industries, international business development and finance, accounting and risk management experience from her experience as CFO of Marsh & McLennan, a then $11 billion annual revenue enterprise with 55,000 employees around the world providing risk and insurance services, risk consulting and technology and other consulting and investment management services.

2000

1999 **Yum! Brands, Inc.**, a global operator and franchisor of quick service restaurants (1997 – 1999)
- Senior Vice President, Treasurer and ultimately interim Chief Financial Officer

International business development and finance, accounting and risk management experience from her senior finance roles, including as interim CFO, at a large, global enterprise.

1997 **PepsiCo, Inc.** (PEP) (1994 – 1997)
- Chief Financial Officer, KFC Corporation (1996 – 1997)
- Vice President and Assistant Treasurer (1994 – 1996)

International business development and finance, accounting and risk management experience from her senior finance roles, including as CFO of a significant subsidiary, at a leading Fortune 50, Nasdaq-listed global company.

1994

Public Company Boards

Present

T. Rowe Price Group, Inc. (TROW), a global asset management firm (since 2016)

Automatic Data Processing, Inc. (ADP), a provider of human resources management software and services (since 2016)

2016

Select Past Director and Other Positions
Office of the Quartet, U.S. Department of State
Deputy Head of Mission, Jerusalem recruited to advance the Quartet's Palestinian economic development mandate (2014 – 2016)
Tyco International plc (now Johnson Controls International plc) (2003 – 2016) – director

Education
University of California, Los Angeles – B.A.
University of Southern California, Marshall School of Business – M.B.A.

Key Qualifications

 Technology and Consulting Services

 International Business Development

 Talent Management

 Public Company Leadership

 Security

 Public Company Governance

 Regulated Industries

 Finance, Accounting and Risk Management

 Operations Management

Board Structure and Operations

Board

The board exercises its oversight responsibilities both directly and through its committees. The same oversight structure is utilized with respect to the company's enterprise risk management ("ERM") program. The board believes that its role in the oversight of the company, including its business, strategy and risks, complements our current board leadership structure, with a strong independent chair, as well as our committee structure, as it allows our four standing board committees to play an active role in the oversight of the actions of management, including with respect to identifying risks and implementing effective risk management policies and controls.

Meetings in 2020: **22**

Weighted average 2020 attendance of director nominees: **93%**

Recent Key Focus Areas

- Strategic priorities
- Leadership transitions
- Mergers and acquisitions
- Covid-19 pandemic
- April 2020 ransomware attack
- IT and security infrastructure

Committees of the Board

Audit Committee
Meetings in 2020: **15**
Weighted average 2020 attendance of director nominees: **94%**



Wijnberg (Chair) Breakiron-Evans Deskus Dineen

Mackay, Jr. Velli

Key Responsibilities and Areas of Risk Oversight
- Financial statements and publicly reported financial information
- Internal controls over financial reporting
- Company's independent registered public accounting firm, including appointment, qualifications, independence and performance
- Internal audit
- Ethics and compliance
- Enterprise risk management program
- Security (including cybersecurity) and data privacy risks
- Tax planning and strategy
- Third party risks
- Business continuity management

Finance and Strategy Committee
Meetings in 2020: **8**
Weighted average 2020 attendance of director nominees: **100%**



Dineen (Chair) Abdalla Bali Patsalos-Fox Wijnberg

Key Responsibilities and Areas of Risk Oversight
- Assisting the board with respect to corporate plans, strategies and objectives
- Targeted financial model
- Capital structure and allocation
- Dividend policies and stock repurchase programs
- Enterprise resource planning and management
- Growth and scalability of corporate processes and systems
- Assisting the board with respect to mergers and acquisitions strategy and execution

Management Development and Compensation Committee
Meetings in 2020: **7**
Weighted average 2020 attendance of director nominees: **91%**



Mackay, Jr. (Chair) Bali Fox, Jr. Patsalos-Fox Velli

Key Responsibilities and Areas of Risk Oversight
- Evaluation and compensation of the CEO and other executive officers
- Director compensation recommendations to the board
- Performance-based compensation arrangements
- Equity-based compensation plans
- Employment and severance agreements and other arrangements with executive officers
- Management development program
- Talent engagement
- Diversity and inclusion
- Assess shareholder "say-on-pay" and "say-on-pay" frequency votes
- Stock ownership guidelines
- Clawback policy

Governance and Sustainability Committee
Meetings in 2020: **7**
Weighted average 2020 attendance of director nominees: **96%**



Abdalla (Chair) Breakiron-Evans Fox, Jr. Mackay, Jr. Patsalos-Fox

Key Responsibilities and Areas of Risk Oversight
- Nominations to the board and board committees, including evaluation of any shareholder nominees
- Director independence recommendations to the board
- Annual board self-evaluation process
- Succession planning for the CEO and other senior executives
- Macro environment and geo-political risks, including immigration law changes
- Legal and regulatory risks, including with respect to intellectual property

Recent Activities and Key Focus Areas

- Reviewing and approving the 2020 financial statements and disclosure enhancements
- Reviewing and selecting the independent auditor for the year ending December 31, 2021
- Overseeing the internal audit department's annual audit plan and budget
- Assisting the board with respect to overseeing the company's response to the April 2020 ransomware attack
- Overseeing the company's security remediation and IT and security infrastructure enhancement activities
- Overseeing material litigation and potential litigation
- Approving a new company code of ethics

- Transitioning committee chair from Maureen Breakiron-Evans to Sandra Wijnberg

Breakiron-Evans **A** CHAIR Wijnberg

Audit Committee Financial Experts and Financial Literacy

Ms. Breakiron-Evans and Ms. Wijnberg are "audit committee financial experts" (per SEC rules), and all members of the committee can "read and understand fundamental financial statements" (per Nasdaq rules).

- Treasury matters, including hedging strategies
- Service delivery
- Investor Relations
- Insurance

Recent Activities and Key Focus Areas

- Overseeing the capital structure and allocation program, with $1.6 billion in share repurchases in 2020 (see **page 3**)

- Overseeing the deployment of $1.2 billion in capital in 2020 for 9 acquisitions aligned with our digital and globalization strategic priorities (see **page 3**)
- Overseeing tax strategy and planning, including the $2.1 billion dividend from our India operating subsidiary in October 2020, which was enabled by recent tax law changes and resulted in a net $2.0 billion increase in cash available for deployment outside of India

Recent Activities and Key Focus Areas

- Developing a revised incentive compensation program for 2020 (see **page 28**)
- Granting additional equity awards to select officers for retention purposes (see **page 28**)
- Revising the targets for the 2020 annual cash incentive (ACI) program in July 2020 in light of the unanticipated business impact of the Covid-19 pandemic (see **page 28**)
- Undertaking a detailed review of our management development program, talent engagement and diversity and inclusion efforts
- Transitioning committee chair from John N. Fox, Jr. to Leo S. Mackay, Jr.

Fox, Jr. **C** CHAIR Mackay, Jr.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2020, Ms. Bali, Messrs. Fox, Mackay, Patsalos-Fox and Velli and Mr. John Klein, who served on our board through March 1, 2020, served on the Compensation Committee. No member of the Compensation Committee was or is a current or former officer or employee of the company or any of its subsidiaries.

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of Cognizant's board or Compensation Committee.

- Corporate governance structure and practices, including the company's corporate governance guidelines
- Public affairs and public policy initiatives
- Environmental, social and governance (ESG) program

Recent Activities and Key Focus Areas

- Overseeing the board's 2020 self-evaluation process (see **page 8**)
- Reviewing the company's exposure to potential changes in immigration laws and regulations

- Reviewing and approving the 2020 political spend disclosures and 2021 U.S. political contributions budget
- Overseeing the company's enhancement of its ESG program and disclosures

Management

Management is responsible for the day-to-day management of the company, including its business, strategy execution and risk management. As part of the ERM program and committee oversight responsibilities under the committee charters, management provides regular updates to the board and relevant committees.

COMMITTEE CHARTERS

Each of the board's four standing committees — the Audit Committee, Finance and Strategy Committee ("Finance Committee"), Management Development and Compensation Committee ("Compensation Committee") and Governance and Sustainability Committee ("Governance Committee") — operates under a charter that has been approved by the board and is available on the company's website. See "Helpful Resources" on **page 73**.

Corporate Governance

Board Engagement Activities

Shareholder Engagement

Our board values the input of our shareholders. It receives quarterly or more frequent updates on shareholder communications and is directly involved in responding to communications where appropriate. It also engages in a formal governance-focused engagement process where select directors meet directly with a number of our large shareholders to solicit the input of shareholders on a proactive basis.

Corporate Governance

Fall 2020 Engagement

OUTREACH



59%
of shares outstanding

22 of Top 30 shareholders

MEETINGS AND FEEDBACK

35%
of shares outstanding

16 of Top 30 holders

ATTENDANCE

 **B** CHAIR
Michael Patsalos-Fox

 **C** CHAIR
Leo S. Mackay, Jr.

Our board chair and Compensation Committee chair led the engagement process and meetings with shareholders, supported by representatives from the company's legal and investor relations functions.

FORMAT
Videoconference; 30 minutes – 1 hour

TOPICS DISCUSSED AND FEEDBACK RECEIVED

Business and Strategy

Most meetings involved significant focus on the progress of the company's transformation agenda since our CEO joined in 2019, the impact of the Covid-19 pandemic and the April 2020 ransomware incident on the business, the company's four strategic priorities designed to enable continued success in the evolving enterprise digital market, the company's recent digital acquisitions and overall acquisition strategy, and the board's engagement with management and oversight of the foregoing. Shareholders expressed general satisfaction with the direction of the business, strategy and execution.

Board Composition and Refreshment

Board composition and refreshment was a frequent topic, including recent board additions, changes in committee chairs, changes in committee composition and our ongoing process to ensure that the board continues to have the right skills, expertise and diversity of thought and experiences to fulfill its strategic and oversight responsibilities going forward. Shareholders were generally supportive of the board's approach and recent changes with respect to composition and refreshment.

Executive Compensation

All of the meetings touched upon the company's executive compensation program, with much of the focus on the significant changes made to the performance-based compensation components (Annual Cash Incentive (ACI) and Performance Stock Units (PSUs)) for 2020 to better align the program with our short and long-term strategic goals. As noted in our 2020 proxy statement, these changes were discussed with shareholders in our 2019 shareholder engagement process and were made with consideration given to the feedback received from shareholders. Also discussed was the mid-2020 adjustment to the 2020 ACI program in light of the unanticipated business impact of the Covid-19 pandemic. Shareholders gave positive feedback with respect to the revised design of the performance-based compensation components for 2020 and were generally supportive of the company's intention to maintain substantially the same design for 2021. Some shareholders suggested the inclusion of environmental and social metrics, including with respect to diversity and inclusion, in the executive compensation program design. The Compensation Committee is evaluating potential metrics for 2022 (see **page 29**).

Sustainability

Most meetings involved significant focus on the company's human capital management, diversity and inclusion efforts and environmental, social and governance (ESG) program, including the company's plans to increase its disclosures in these areas in 2021. Shareholders were supportive of such plans, noting in many cases their desire for increased disclosure aligned to established standards, company-defined metrics and targets, and reporting against such targets.

OCTOBER TO DECEMBER

Q4

Q3

SEPTEMBER

Evaluate Annual Meeting Results

The board evaluates the voting results from the annual meeting, including with respect to shareholder proposals.

Response to 2020 Proposal – Shareholder Action by Written Consent
No Action

Our board continues to believe that the proposed addition of a written consent process is not in the best interests of all shareholders, and that:

- the proponent wastes shareholder time and company resources in continuing to submit substantially the same proposal year after year notwithstanding its having been repeatedly rejected by shareholders;
- the company is aligned with market practice (69% of S&P 500 companies effectively do not permit shareholder action by written consent); and
- the company's 10% threshold for a shareholder-called special meeting ensures shareholder democracy and board accountability.



Employee Engagement and Global Delivery Operations Review

Travel to India

Every other year, our board travels to India, where 2/3rds of our employees and the core of our global delivery operations are located. Over the course of a week, directors meet with employees in a variety of forums, tour a number of our global delivery centers and engage in an in-depth review of our people and operations in India. The board's most recent visit to India was in February 2020.

Keeping Up-to-Date with Trends and Legal Developments

NACD Membership

The company maintains a subscription for board members to the National Association of Corporate Directors ("NACD"), a recognized authority focused on advancing board leadership and establishing leading boardroom practices. Our board members attend programs sponsored by the NACD as well as events and summits sponsored by various universities, accounting firms, law firms and other governance firms, and speak on various topics at these events.

Corporate Governance Policymaking

Certain of our board members are actively involved in shaping policy around public company governance. For example, Ms. Breakiron-Evans, one of our Audit Committee financial experts, sits on the NACD Audit Committee Chairs Advisory Board, a group of Fortune 500 audit committee chairs that meets with Public Company Accounting Oversight Board ("PCAOB ") members, the SEC Chief Accountant and the head of the Center for Audit Quality.

Updates from Advisors

Our board members receive periodic updates on corporate governance and executive compensation developments, accounting standards changes and various legal and other topics from internal and external counsel, our independent registered public accounting firm and third-party advisors.

Employee Engagement

1-on-1 Meetings

At our quarterly in-person board meetings, our directors engage in 1-on-1 meetings, typically over breakfast or lunch, with members of management and high-performing employees. With quarterly board meetings held virtually since the start of the Covid-19 pandemic, the 1-on-1 meetings have been held via videoconference.

FEBRUARY

YEAR-ROUND

Q1

Q2

JUNE
Annual
Meeting

Shareholder Proposals at Annual Meeting

The board reviews and takes positions with respect to any shareholder proposals submitted for consideration at the annual meeting.

2020 Proposal – Shareholder Action by Written Consent

For the 2020 annual meeting, we received a proposal requesting that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. The proposal, which was advisory to our board, received the for / against vote split as set out below.

17.1% For   **82.9%** Against

2021 Proposal – Shareholder Action by Written Consent

As in 2020, for the 2021 annual meeting, we received a proposal requesting that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. See **page 62** for the proposal and the board's statement of opposition.

Sustainability

We are focused on embedding environmental, social and governance (ESG) considerations into our thinking, decisions, and actions.

Supporting Our People

Talent Development

As a professional services company, our continued success depends on our ability to attract, develop and retain top talent. The board is actively involved in overseeing our talent management and development as an integral part of its oversight of our business and strategy. Our focus on talent management and development stretches from the board level to our over 280,000 associates through programs overseen by management and reported on to the board and its committees that are designed to identify, train and grow future leaders.

LEADERSHIP AND TECHNICAL TRAINING

We provide our associates with opportunities to develop through a robust learning ecosystem that includes our award-winning Global Academy and Global Leadership Development programs and My.Learning.Studio.

HIGH PERFORMANCE CULTURE

We continue to make strong progress in our evolution towards a high performance culture. In 2020 we made changes to further shift to a performance-based system for promotions and merit increases.

COVID-19

We equipped our associates for virtual working, instituted a paid leave program for those affected by Covid-19 and paid additional bonuses to a large portion of our associates in India and the Philippines to support families and enable delivery operations to continue uninterrupted.

EMPLOYEE WELLNESS

We are committed to caring for our associates and their families through multiple stages of life. Select wellness benefits include: paid parental leave, back-up childcare, adoption and surrogacy programs, flexible work arrangements, counseling and relationship support, and work-life balance services.

Board	Management
Executive Officers	
• Compensation Committee oversees the evaluation process and management development program for senior executives. • Governance Committee oversees CEO and senior executive succession planning.	• CEO, CFO and chief people officer, as appropriate, participate in and assist the Compensation Committee in executive officer evaluations.
Senior Leadership	
• The Compensation Committee oversees management's strategies for and progress in building a robust and diverse leadership pipeline, including hiring, development and movement of senior talent (AVP+, top ~1,000 leaders). • The Governance Committee periodically reviews the pipeline of potential internal successors to the members of the Executive Committee (~50 leaders).	• Executive Committee (consisting of our CEO and his direct reports) meets monthly, reviews VP+ leadership (including diversity of executive candidate slates) and oversees global leadership development strategies and approach for managing senior talent (AVP+, top ~1,000 leaders). • Fast-track development for high-performing and high-potential leadership talent through personalized assessments, executive coaching and executive education programs.
Leadership Pipeline and Professionals	
• The Compensation Committee oversees the Company's management development, talent engagement (including retention, development and training) and diversity and inclusion programs and policies.	• Executive Committee includes talent management and development as an agenda item at its monthly meetings, which includes deep dives on senior leadership talent, voluntary and involuntary attrition, areas of talent for investment, performance management and meritocracy, diversity and inclusion and driving high performing teams. • Annual global talent review of our leadership pipeline, plus a diverse set of leadership development opportunities, with targeted investments for our ~4,000 director and above leaders.

Diversity and Inclusion

At Cognizant, we believe diversity and inclusion are at the heart of our ability to execute successfully and consistently over the long term. We continue to drive diversity and inclusion throughout our organization to unlock the insights, imagination and innovation of our associates and reflect the diversity of our clients and communities. We have diversity and inclusion training and other programs in every geography where our employees are located, fostering inclusivity throughout our organization and culture. In recognition of our efforts, we are proud to have been certified as a 2021 top employer in 17 countries.

Cognizant is proud to be a founding member of the World Economic Forum's Partnership for Racial Justice in Business. This initiative, which was launched in January 2021, brings together a global coalition of companies to tackle racism in business, with a starting point on Black inclusion and addressing anti-Blackness. We also recently joined the Valuable 500, a CEO community working to revolutionize disability inclusion through business leadership and opportunity.

One of the ways we are elevating the experience of work for women is through our global Women Empowered ("WE") program. WE is committed to developing more women leaders at all levels of our company, providing career growth and leadership development opportunities, and building a community of women across all industries in business and technology. For example, our women's global leadership development program, Propel, is designed to help shape and mobilize the careers of women in leadership roles across our organization.

2019: Targeted employing **100,000 women around the world** by the end of 2020, a milestone that was reached ahead of schedule.

2020 – 2021: On track to put **1,000 high performing women** in leadership levels through Propel—our signature women's global leadership initiative—by the end of 2021. In 2020, we hit the half-way mark, with 500 women completing Propel.

We strive to provide our diverse talent with the support and tools needed to thrive through affinity groups in our organization. Executive Committee sponsors and executive leaders help shape the strategy and direction of each group.

- **AALG (African American and Latinx Group)** supports programming and initiatives that promote career development, mentoring, recruitment, retention and community building.
- **Embrace (LGBTQ+)** provides a positive, supportive environment for lesbian, gay, bisexual, transgender, queer and other ("LGBTQ+") colleagues to be their authentic selves at work and creates a strong community among LGBTQ+ associates and allies, including by connecting with our clients' LGBTQ+ networks to strengthen our client relationships.
- **Pan-Asian Group** fosters a safe environment for open dialogue, provides resources to the community for career growth and leadership development and celebrates Pan-Asian heritage.
- **Unite (People with Disabilities & Caregivers)** brings together people with disabilities and elevates the dialogue amongst the disabled and caregivers.
- **Veterans Network** is committed to hiring and helping to prepare transitioning service members, veterans and military spouses for new jobs. We participate in national and local partnerships, job fairs, career conferences and sponsorships, and have an internal network of military employees and veterans.
- **Working Parent Group** provides a place to share experiences, resources, and voice support for all types of families.

Running a Responsible Business
Board and Management Oversight

> Running a responsible business starts with our board and management setting a cultural "tone at the top."

Our board takes an active role in the oversight of our environmental and sustainability initiatives, ethics and compliance and risk management, and our management promotes and monitors implementation of such initiatives and provides regular progress reports to the board.

Environmental Impact and Sustainable Business

Our Governance and Sustainability Committee is responsible for overseeing our ESG program. We recently hired a new chief sustainability officer and are undertaking investments to enhance our ESG program to, among other things, consider climate change in our business thinking and provide more comprehensive ESG disclosures to our shareholders. In 2021, we intend to publish an ESG report inclusive of the most applicable elements of third-party ESG reporting frameworks, enhance our infrastructure for future reporting and evaluate potential future short and long-term greenhouse gas emissions reduction targets.

Ethics and Compliance

Our commitment to customers, employees, shareholders and society is to act with integrity at all times. This guides everything we do — the way we serve our clients and the work we do to help them build better businesses. We believe it is critical to maintain the highest ethical standards.

Our code of ethics applies to all of our directors, officers and employees and is available on our website. See "Helpful Resources" on **page 73**. We post on our website all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of our code of ethics. In order to foster a culture of ethics and compliance, we conduct annual trainings for employees on regulatory compliance topics such as global data privacy and anti-bribery. We also make a compliance hotline available to our employees. The hotline is serviced by a third party provider that is available by phone or online 24 hours a day, 7 days a week to help ensure any compliance concerns can be reported and addressed in a timely and appropriate manner.

Supporting Our Communities

At Cognizant, we care deeply about unlocking human potential and living out our purpose to improve everyday life. We know that our success depends on delivering value to all of our stakeholders. We contribute to the progress and prosperity of communities across the globe through our corporate foundations, philanthropic efforts and associate volunteering efforts. Building on our longstanding investments in corporate social responsibility, Cognizant recently announced a new, five-year $250 million initiative to advance economic mobility, educational opportunity, diversity and inclusion, and health and well-being in communities around the world. Learn more about our work to build resilient communities around the globe at https://www.cognizant.com/impact.

$50 Million

...committed to date to organizations working to educate and train the workforce of today and tomorrow

Corporate Foundations

UNITED STATES

Cognizant U.S. Foundation was launched in 2018 with an initial $100 million grant and works to inspire, educate and prepare individuals across the country for success in the workforce of today and tomorrow. Through its grantmaking, including approximately $50 million committed to date, the foundation supports those working to advance technical education, workforce training and research and thought leadership designed to ensure all communities have equitable opportunities in the digital economy. In 2020, the foundation specifically dedicated additional resources to Covid-19 relief and to support communities of color.

Covid-19

...relief in the form of protective gear and critical medical equipment provided to 90 frontline departments across India

INDIA

Cognizant Foundation, launched in 2005, focuses on fulfilling the education, healthcare and livelihood needs of the underprivileged sections of society. In 2020, the foundation supported over 70 projects in partnership with over 40 not-for-profit organizations aimed at access to quality education and healthcare and improved livelihood.

- **Healthcare**. The foundation enables access to quality healthcare for the under-privileged, focusing on preventing avoidable blindness and promoting women and children's health. In 2020, the foundation's Covid-19 relief focused on protecting the frontline workers and strengthening healthcare systems.
- **Education**. The foundation focuses on enabling access to quality education for students from under-served communities through scholarships for higher education, digital learning, science, technology, engineering and math (STEM) and vocational-technical education.
- **Livelihood**. The foundation's initiatives in livelihood enable disadvantaged youth, women and the disabled to gain employment through short-term skills training programs.

$10 Million

...philanthropic commitment to support communities addressing the immediate and long-term impacts of Covid-19

Corporate Philanthropy

Cognizant's Making the Future initiative strengthens the K-12 STEM pipeline by advancing maker-centered learning as the catalyst for life-long learning and an equitable, inclusive future-ready workforce. To date, Making the Future has invested $16 million in youth-serving non-profit organizations in communities across 42 states in the United States, providing hands-on learning focused on computational making skills and creative problem solving. National Making the Future partners include the New York Hall of Science, Engineering is Elementary, Maker Education Initiative, FIRST Robotics Equity and Inclusion grants and the Boy Scout Jamboree.

31,000 Volunteers

...in 40 locations globally invested over 221,000 volunteering hours in 2020

Volunteering

The Cognizant Outreach program mobilizes our associates' expertise and enthusiasm through volunteer work. We believe our community work is a key value proposition for our associates. Associates leverage their professional skills and personal talents to volunteer with programs that support inclusion in technology and accelerate community impact. Cognizant Outreach also seeks collaborations with Cognizant clients in causes of mutual interest and leverages partner expertise to scale social value, strengthen our reputation and extend our relationships beyond business. From 2015 to 2020, over 165,000 associates were involved in Cognizant Outreach. During 2020, over 31,000 unique volunteers in 40 global locations invested over 221,000 volunteering hours as part of Cognizant Outreach.

Share Ownership

Common Stock and Total Stock-Based Holdings Table

The following table sets forth the Cognizant stock-based holdings of our directors, named executive officers for fiscal 2020 ("NEOs"), and directors and executive officers as a group. Information is as of March 31, 2021 except for Karen McLoughlin and Matthew W. Friedrich, for whom the information is based on the most recent information available to the company. The table also sets forth the stock-based holdings of beneficial owners of more than 5% of our common stock as of December 31, 2020. Unless otherwise indicated, the address for the individuals below is our address. Each of our directors and NEOs owns less than 1% of the total outstanding shares of our common stock.

Directors	Common Stock		
	Stock	Options	Total
Zein Abdalla	8,672	11,294	23,905
Vinita Bali	868	-	4,807
Maureen Breakiron-Evans	3,063	13,297	49,852
Archana Deskus	880	-	4,819
John M. Dineen	-	1,827	15,464
John N. Fox, Jr.	36,628	-	48,189
Leo S. Mackay, Jr.	21,703	7,797	37,945
Michael Patsalos-Fox	59,363	21,764	91,583
Joseph M. Velli	10,079	-	14,018
Sandra S. Wijnberg	-	-	6,766
Total	**141,256**	**55,979**	**297,348**

Named Executive Officers	Common Stock		
	Stock	Options	Total
Brian Humphries	64,974	-	522,931
Jan Siegmund	15,626	-	138,259
Karen McLoughlin	132,801	-	132,801
Becky Schmitt	27,689		127,701
Malcolm Frank	45,894	-	187,145
Matthew W. Friedrich	5,043		5,043
Total	**292,027**	**-**	**1,113,880**

Current Directors and Executive Officers	Common Stock		
	Stock	Options	Total
As a group (20 people)	356,316	55,979	1,664,569

5% Beneficial Owners	Common Stock	% Outstanding
BlackRock, Inc.	51,047,733	9.5%
The Vanguard Group	41,515,977	7.8%

Common Stock. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, each person included in the table has sole voting and investment power over the shares reported. None of the shares is pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights. The **Stock** subcolumn includes shares directly or indirectly held and shares underlying RSUs that will vest within 60 days of March 31, 2021. Mr. Patsalos-Fox's stock holdings include 10,000 shares of common stock over which there is shared voting and investment power by Mr. Patsalos-Fox through family trusts or other accounts. Ms. McLoughlin's stock holdings include PSUs and RSUs that vested upon her retirement on December 31, 2020 and will settle on later dates in accordance with the applicable terms of the company's retirement, death and disability policy (see **page 47**). For Ms. Mcloughlin and Mr. Friedrich, their stock holdings exclude PSUs and RSUs that were forfeited upon their departure from the company. The **Options** subcolumn includes shares that may be acquired under stock options that were exercisable as of or within 60 days of March 31, 2021.

Total. This column shows the individual's total Cognizant stock-based holdings, including securities shown in the **Common Stock** column (as described above), plus non-voting interests that cannot be converted into shares of Cognizant common stock within 60 days of March 31, 2021, including, as appropriate, PSUs and RSUs.

Current Directors and Executive Officers as a Group. This table includes shares of our current directors and executive officers as of the date of this proxy statement and, as such, does not include Ms. McLoughlin's and Mr. Friedrich's shares as they were no longer executive officers of the company after August 31, 2020 and January 1, 2021, respectively. This table includes: (i) 36,411 RSUs that vest within 60 days of March 31, 2021 (**Stock** subcolumn and **Total** column), (ii) 10,000 shares of common stock over which there is shared voting and investment power by Mr. Patsalos-Fox through family trusts or other accounts (**Stock** subcolumn and **Total** column), (iii) 800 shares of common stock over which there is shared voting and investment power by Robert Telesmanic, our Senior Vice President, Controller and Chief Accounting Officer, through family trusts or other accounts (**Stock** subcolumn and **Total** column), and (iv) 55,979 shares that may be acquired under stock options that are exercisable as of or within 60 days of March 31, 2021 (**Options** subcolumn and **Total** column). The current directors and executive officers as a group do not own more than 1% of the total outstanding shares.

5% Beneficial Owners. This table shows shares beneficially owned by BlackRock, Inc. and affiliated entities, 55 East 52nd Street, New York, NY 10055, and The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, as follows:

(# of shares)	BlackRock	Vanguard
Sole voting power	44,803,028	0
Shared voting power	0	900,580
Sole dispositive power	51,047,733	39,148,745
Shared dispositive power	0	2,367,232

The information in this table is based solely on a Schedule 13G/A filed by BlackRock with the SEC on January 29, 2021 and a Schedule 13G/A filed by Vanguard with the SEC on February 10, 2021.

Director Compensation

Discussion and Analysis

We use cash and stock-based compensation to attract and retain qualified individuals to serve on the board. We set compensation for our non-employee directors taking into account the time commitment and experience level expected of our directors. A director who is an employee of the company receives no cash or stock-based compensation for serving as a director.

2020 NON-EMPLOYEE DIRECTOR COMPENSATION STRUCTURE

Annual Cash Retainer for serving on the Board	$90,000

Additional Annual Cash Retainers

For serving as Chair of the Board	$150,000

For serving as a Member or Chair of a Board Committee	Committee Member	Committee Chair
Audit Committee	$20,000	$35,000
Finance and Strategy Committee	$10,000	$20,000
Management Development and Compensation Committee	$15,000	$25,000
Governance and Sustainability Committee	$7,500	$20,000

Annual RSU Award	Board Member	Board Chair
	$210,000	$260,000

Annual restricted stock unit award on or as soon as practicable following the date of the annual meeting of shareholders with a grant date fair value as set out above. 100% of the restricted stock units vest on the 1st anniversary of the date of the award.

Retirement

Upon a director's retirement while in good standing, the board's intent is to accelerate the vesting of such director's outstanding equity awards.

Advance Payment and Partial Year Service

For new members of the board or of a committee or a new chair of the board or a committee, compensation in the initial year of service is prorated based on the length of service during the twelve-month period following the company's most recent annual meeting. All cash retainers are paid in advance on an annual basis following the annual meeting or other triggering event.

Director Compensation vs. Peer Group

For purposes of establishing 2020 non-employee director compensation, the Compensation Committee engaged Pay Governance, LLC ("Pay Governance"), an independent executive compensation advisory firm, to review all elements of director compensation, benchmark such compensation in relation to other comparable companies with which we compete for board talent and provide recommendations to ensure that our director compensation program remains competitive. Pay Governance benchmarked our director compensation against the same group of technology-related firms used by Pay Governance in preparing its recommendations to the Compensation Committee for executive officers for 2020. See "Peer Group Review" on **page 32**.

The Compensation Committee considered the benchmarking data and recommendations of Pay Governance in recommending to the board the cash and stock-based compensation of non-employee directors that became effective following the 2020 annual meeting. Based on the 2020 analysis:

- Our overall director compensation arrangements were generally consistent with our peer group;
- Our additional annual board and committee chair retainers were low relative to our peer group; and
- Our use of meeting fees was atypical among our peer group.

As a result, for the director year starting with the 2020 annual meeting, we made the following changes to better align with peer group practices:

- Increased the annual RSU award for the board chair and additional annual committee chair retainers; and
- Eliminated the use of meeting fees and replaced them with additional annual committee member retainers.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Under our stock ownership guidelines, each non-employee director is required over time to hold a number of shares with a value, measured as of the time the revised guidelines were put in place (March 2017) or, for later joining directors, the time a director joins the board, equal to five times the annual cash retainer received by non-employee directors (i.e., $450,000 in shares of common stock). Compliance with the guidelines is required within five years of a director joining the board. As of March 31, 2021, all of our directors were in compliance with our stock ownership guidelines.

5x
annual cash retainer ($450,000 in shares of common stock)

Cash Retainer 1x

NO HEDGING, SHORT SALES, MARGIN ACCOUNTS OR PLEDGING

All directors are subject to the same insider trading policies of the company that apply to employees and provide for:

- ✗ No hedging or speculation with respect to Cognizant securities
- ✗ No short sales of Cognizant securities
- ✗ No margin accounts with Cognizant securities
- ✗ No pledging of Cognizant securities

See "Hedging, Short Sale, Margin Account and Pledging Prohibitions" on **page 48** for additional information on these restrictions.

Director Compensation Table

The following table sets forth certain information regarding the compensation of each of our non-employee directors who served during 2020. The table also sets forth the aggregate number of RSUs and the aggregate number of stock options held by each such non-employee director at December 31, 2020 (for Mr. D'Souza and Mr. Klein, who left the board during 2020, the information is based on the most recent information available to the company).

| Name | 2020 Director Compensation | | | Director Stock and Option Awards Outstanding | |
	Fees Earned or Paid in Cash	Stock Awards	Total	Aggregate Number of Stock Awards	Aggregate Number of Stock Options
Zein Abdalla	$129,000	$209,949	$338,949	3,939	11,294
Vinita Bali	$135,808	$268,469	$404,277	4,807	—
Maureen Breakiron-Evans	$144,500	$209,949	$354,449	33,492	13,297
Archana Deskus	$132,623	$262,687	$395,310	4,819	—
John M. Dineen	$142,000	$209,949	$351,949	13,637	1,827
Francisco D'Souza	$ 3,000	—	$ 3,000	—	—
John N. Fox, Jr.	$128,500	$209,949	$338,449	11,561	—
John E. Klein	$ 6,000	—	$ 6,000	11,871	—
Leo S. Mackay, Jr.	$145,651	$209,949	$355,600	8,445	7,797
Michael Patsalos-Fox	$284,500	$259,997	$544,497	10,456	21,764
Joseph M. Velli	$138,500	$209,949	$348,449	3,939	—
Sandra S. Wijnberg	$142,726	$209,949	$352,675	6,766	—

Stock Awards. Represents the aggregate grant date fair value of RSUs granted in the 2020 fiscal year under the 2017 Incentive Award Plan approved by shareholders, determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. All directors listed except Mr. D'Souza, Mr. Klein and Mr. Patsalos-Fox received an award of 3,939 RSUs with a grant date fair value of $53.30 per share on June 2, 2020. As board chair, Mr. Patsalos-Fox received an award of 4,878 RSUs with a grant date fair value of $53.30 per share on June 2, 2020. Ms. Bali received an additional award of 868 RSUs with a grant date fair value of $67.42 per share upon her joining the board on February 24, 2020. Ms. Deskus received an additional award of 880 RSUs with a grant date fair value of $59.93 per share upon her joining the board on March 5, 2020. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. For information regarding assumptions underlying the valuation of equity awards, see Note 17 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 ("2020 Annual Report").

Aggregate Number of Stock Awards. Includes the RSUs granted in 2020 with respect to which the settlement has been deferred for some directors, as set forth in "Deferral of Restricted Stock Units" below. Also includes deferred RSUs granted in prior years held by Ms. Breakiron-Evans (29,553), Mr. Dineen (9,698), Mr. Fox (7,622), Mr. Mackay (4,506), Mr. Patsalos-Fox (5,578) and Ms. Wijnberg (2,827) to be settled upon the director's termination of service on the board.

Deferral of Restricted Stock Units

Non-employee directors may on a yearly basis elect to defer settlement of RSUs that are granted in the subsequent year. The following table sets forth for 2020 the two deferral options available and the directors that elected such deferral options.

| | RSUs Deferred Until Earliest to Occur of | | |
	Company Change in Control or Director's Death or Permanent Disability	Director Leaves the Board	Directors Electing Option
Option 1	Immediate settlement	100% settles on next July 1st	Dineen, Wijnberg
Option 2		1/3rd settles on each of next three July 1[sts]	Breakiron-Evans

Related Person Transactions

Under the Audit Committee's charter, the committee is responsible for reviewing and approving all transactions between the company and any related person that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Related persons include our directors and executive officers, certain of our shareholders and immediate family members of the foregoing. The company's legal staff is primarily responsible for monitoring and obtaining information from our directors and executive officers with respect to potential related person transactions, and for then determining, based on the facts and circumstances, whether the related person has a direct or indirect material interest in any transaction with us. Each year, to help our legal staff identify related person transactions, we require each of our directors, director nominees and executive officers to complete a disclosure questionnaire identifying any transactions with us in which the director or officer or their family members have an interest. In addition, our code of ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to, in the case of employees, notify our chief compliance officer, or, in the case of directors and executive officers, notify our general counsel. There have been no related person transactions since January 1, 2020.

Compensation

Letter from the Management Development and Compensation Committee

Key 2020 Financial Highlights

$16.7B
Revenue

$2.57 (GAAP)
$3.42 (Adjusted)
Diluted earnings per share

12.7% (GAAP)
14.4% (Adjusted)
Operating margin

$3.3B (GAAP)
Net cash provided by operating activities

$2.9B (Non-GAAP)
Free cash flow

$2.1B
Returned to our shareholders through share purchases and dividends

$1.1B
for 9 acquisitions in digital and cloud

Our Compensation Program Objectives

See our Compensation Program Objectives on **pages 30** and **31**.

- Alignment with Corporate Strategies
- Short and Long-Term Performance Objectives
- Long-Term Continued Employment
- Balanced Mix
- Competitive
- No Unnecessary Risk-Taking

Dear Shareholder,

An active 2020 started with a revised performance-based compensation structure developed with shareholder input and designed to align with company strategy and shareholder preferences. With our new CEO aggressively pursuing a transformation agenda to reposition the company for accelerated growth and leadership with respect to today's advanced digital technologies, and the unanticipated business impact of the Covid-19 pandemic, committee action was also required to ensure the continued retention and engagement of key executives.

Revised 2020 Performance-Based Compensation Structure

For 2020, the committee revised the performance-based compensation structure to better align with the company's strategy, peer group, competitor and industry practices, the recommendations of the committee's independent compensation consultant and feedback from shareholders. We reviewed the 2020 program with a number of our largest shareholders in our fall 2020 shareholder engagement and received positive feedback, including general support of the committee's intention to maintain substantially the same program design for 2021 (see **page 20**). Key 2020 changes included:

ANNUAL CASH INCENTIVE (ACI)

The committee eliminated days sales outstanding ("DSO") as a performance metric, having determined it to be effectively monitored by the board through other means. This enabled an increase in the weighting of revenue from 50% to 60% for corporate leaders, aligning with the company's strategic focus on revenue growth. Adjusted income from operations remained at a weighting of 40% for corporate leaders. The committee also created more individualized awards for business unit ("BU") leaders, with 60% of the award based on performance of the applicable BU – 35% BU revenue and 25% BU adjusted income from operations – and 40% of the award based on overall company performance – 25% company revenue and 15% company adjusted income from operations.

REVISED PERFORMANCE STOCK UNIT (PSU) AWARDS

The committee changed from 2 years to 3 years the performance measurement period for the performance stock units ("PSUs") that are part of executives' target direct compensation, better aligning the awards with peer group and competitor practices and shareholder preferences. The committee also added a relative TSR metric (25% weighting) to further align management and shareholder interests. While adding relative TSR, revenue remained at a 50% weighting and adjusted diluted earnings per share ("EPS") was decreased from 50% to 25% weighting, reflecting the company's strategic priority of increased revenue growth.

Additional Equity Awards

In March 2020, the committee granted additional equity awards to longer-serving SVP+ associates due to the additional efforts required during the ongoing changes in company leadership and transformation initiatives underway, the need to bridge the transition from 2-year to 3-year PSUs that occurred between 2019 and 2020 and the retention concerns presented by the 0% payout for the 2018/19 PSUs and anticipated 0% payout for the 2019/20 PSUs. These awards were part of a broader retention program for AVP+ associates. The CEO did not receive such an award, but three other 2020 named executive officers ("NEOs") received such awards: Ms. McLoughlin, Mr. Frank and Mr. Friedrich (see **pages 43**, **45** and **46**). Ms. McLoughlin retired at the end of 2020 and Mr. Friedrich left the company (forfeiting most of such awards) in January 2021.

ACI – Covid-19 Adjustment and 2020 Payout

In mid-2020, to maintain the incentive value of the ACI awards in light of the unanticipated business impact of the Covid-19 pandemic, the committee revised the ACI program to measure Q1 performance (25% weighting) based on the original pre-Covid-19 targets established in early 2020 and Q2 through Q4 performance (75% weighting) based on revised targets. The committee simultaneously established a maximum payout of 85% of

Guide to Compensation

target to ensure the lowered expectations for the year did not result in an above-target payout and a minimum payout of 50% of target to ensure at least the threshold level of payout in a year of extraordinary business challenges. The company's ultimate 2020 performance would have resulted in a 0% payout based on the original targets but exceeded the revised targets (including as to Mr. Frank's BU-specific targets), resulting in our NEOs receiving the maximum 85% payout.

PSU Achievement

The committee did not adjust any of the PSU awards for Covid-19. In February 2021, the committee determined a 0% achievement for the 2019/20 PSUs (performance measurement period covering 2019 through 2020) as the threshold levels of performance were not achieved. The committee also determined, based on company performance, that the 2020/21 PSUs (2-year) and 2020/22 PSUs (3-year) should have a 0% achievement for year 1 (2020) with respect to the company performance metrics: revenue (50% weighting) and adjusted diluted EPS (25% weighting). Performance for each year for such PSUs is measured separately, with equal weighting, against targets set upfront in 2020. The relative TSR metric (25% weighting) for such PSUs is not determined until the end of the respective performance periods, though as of March 31, 2021 the company was at the 39.7th percentile relative to the peer group, between the threshold and target.

New Compensation Committee Chair and Member

In September 2020, Leo S. Mackay, Jr. succeeded John N. Fox, Jr. as chair of the committee, a planned rotation of committee leadership following over three years of service by Mr. Fox. Also in September 2020, Vinita Bali joined the committee as a member.

Consideration of Environmental and Social (E&S) Metrics

In our fall 2020 shareholder engagement, some shareholders suggested the inclusion of environmental and social (E&S) metrics, including diversity and inclusion goals, in the executive compensation program design (see **page 20**). The committee did not include such metrics in the 2021 program design due to significant enhancements to the company's E&S efforts in process for 2021 (see **page 23**). However, the committee has an ongoing evaluation underway for the potential inclusion of such metrics in the 2022 program design as new long-term company E&S goals are established.

The committee believes the compensation program design is essential to attracting top talent, driving company performance in alignment with corporate strategies and ensuring the appropriate level of risk-taking in pursuit of long-term shareholder value creation.

Performance-Based Compensation

See Performance-Based Compensation on **pages 36** to **39**.

2020 ACI

Completed	Target	Achieved	Achievement (% earned)
Revenue			
Initial	3.7%	-2.0%	**85%** Maximum established with Covid-adj. in mid-2020
Covid-adj	-4.5%		
Adj. Income from Operations			
Initial	3.1%	-14.2%	
Covid-adj	-17.8%		

2019/20 PSUs

Completed	Target	Achieved	Achievement (% earned)
Revenue	8.0%	1.4%	**0%**
Adj. EPS	9.4%	-3.7%	

2020/21 PSUs (2-year) and 2020/22 PSUs (3-year)

Year 1	Target	Achieved	Achievement (% earned)
Revenue	3.7%	-2.0%	**0%**
Adj. EPS	3.3%	-12.5%	

Relative TSR to date   **39.7th percentile**

2019/23 CEO PSUs (New Hire)

Absolute TSR to date   **9.8%**
Relative TSR to date   **15.4th percentile**

    

LEO S. MACKAY, JR.
Chair

VINITA BALI
Member

JOHN N. FOX, JR.
Member

MICHAEL PATSALOS-FOX
Member

JOSEPH M. VELLI
Member

Compensation

PROPOSAL 2
Advisory Vote on Executive Compensation (Say-on-Pay)

✅ **The board unanimously recommends a vote FOR the approval, on an advisory (non-binding) basis, of our executive compensation.**

WHAT ARE YOU VOTING ON?
As required by Section 14A of the Exchange Act, we are asking shareholders to vote on an advisory basis to approve the compensation paid to our named executive officers, as described in this proxy statement.

RESOLUTION SHAREHOLDERS ARE BEING ASKED TO APPROVE
Resolved, that the shareholders of Cognizant Technology Solutions Corporation approve, on an advisory basis, the compensation of the company's named executive officers, disclosed pursuant to Item 402 of Regulation S-K in the company's definitive proxy statement for the 2021 annual meeting of shareholders.

Compensation Discussion and Analysis (CD&A)

This compensation discussion and analysis section describes the general objectives, principles and philosophy of the company's executive compensation program, focused primarily on the compensation of our named executive officers for fiscal 2020 (the "NEOs").

Compensation Program Objectives

The Compensation Committee designed the 2020 executive compensation program with the objectives and key features to meet those objectives as set out below.

The Compensation Committee believes that the design of the compensation program, including having the appropriate mix of compensation elements and performance metrics and targets, has a significant impact on driving company performance.

1

PROGRAM OBJECTIVES

Alignment with Corporate Strategies
Ensure compensation program incentives are aligned with our corporate strategies and business objectives

HOW WE GET THERE

OUR STRATEGIC PRIORITIES

1 Repositioning the Cognizant Brand

2 Globalizing Cognizant

3 Accelerating Digital

4 Increasing our Relevance to Clients

We set performance metrics for our performance-based compensation program that align with our strategic priorities and that we believe are aspirational but achievable. In 2020, the performance metrics included constant currency revenue growth, profitability (measured through adjusted income from operations and adjusted diluted earnings per share ("EPS")) and total shareholder return relative to a peer group of companies ("relative TSR") (▶see **pages 34** to **39**).

2

Short and Long-Term Performance Objectives
Tie a substantial portion of compensation to achieving both short and long-term performance objectives that enhance shareholder value

2020 ACI



60% Revenue

40% Adjusted Income from Operations

2020/22 PSUs



50% Revenue

25% Adjusted EPS

25% Relative TSR

A substantial percentage of our NEO compensation is performance-based. This is divided between (i) annual cash incentive ("ACI"), which measures performance over a one-year period and rewards achievement of short-term company financial objectives, and (ii) performance stock units ("PSUs"), which measure performance over a multi-year period and reward long-term company financial objectives and relative TSR (▶see **pages 34** and **35**).

2020 NEOs

CEO

Brian Humphries

Other NEOs


Jan Siegmund
CFO


Karen McLoughlin
Former CFO

Becky Schmitt
Chief People Officer


Malcolm Frank
President, Digital Business & Technology


Matthew W. Friedrich
Former General Counsel

Key Compensation Program Features

WHAT WE DO		WHAT WE DON'T DO	
✔ Pay for performance, with high percentages of performance-based and long-term equity compensation	▶ See **page 34**	✘ No hedging, speculation, short sales, margin accounts or pledging of Cognizant securities	▶ See **page 48**
✔ Use appropriate peer groups and market data when establishing compensation	▶ See **page 32**		
✔ Retain an independent external compensation consultant (Pay Governance)	▶ See **page 33**	✘ No tax "gross ups" on severance or other change in control benefits	▶ See **page 50**
✔ Set significant stock ownership requirements for executives	▶ See **page 48**		
✔ Maintain a strong clawback policy	▶ See **page 49**		
✔ Utilize "double trigger" change in control provisions in plans that only provide benefits upon qualified terminations in connection with a change in control	▶ See **page 58**		

3
Long-Term Continued Employment

Provide an incentive for long-term continued employment with our company

LONG-TERM EQUITY



RSUs
Quarterly vesting over 3 years

33%

All NEOs (Average)

40%

PSUs
3-year performance period

A substantial percentage of our NEOs' target direct compensation consists of long-term equity: (i) restricted stock units ("RSUs"), which vest quarterly over a 3-year period, to reward continued service and long-term performance of our common stock, and (ii) PSUs that have a 3-year performance period with vesting shortly thereafter (▶see **pages 34** and **35**).

4
Balanced Mix

Create an appropriate balance between current and long-term compensation and between performance and non-performance-based compensation

PERFORMANCE-BASED



55%

ACI

PSUs

LONG-TERM EQUITY



RSUs

73%

PSUs

(Average for all NEOs)

Our NEOs' target direct compensation includes current compensation in the form of cash, divided between base salary and ACI, and long-term compensation in the form of equity, divided between PSUs and RSUs. Both current and long-term compensation are mixed between stable (base salary and RSUs) and performance-based (ACI and PSUs) compensation (▶see **pages 34** and **35**).

5
Competitive

Provide competitive compensation packages in order to attract, retain and motivate top executive talent

PEER GROUP POSITIONING

Revenue

Cognizant
79th percentile

Market Capitalization

Cognizant
39th percentile

Headcount

Cognizant
92nd percentile

To ensure our compensation remains competitive, the Compensation Committee engaged Pay Governance as its independent consultant in 2020 and prior years to review and benchmark the compensation we provide relative to our peer group and other market data. Our 2020 peer group was comprised of 17 technology, software and professional service companies selected based on industry, comparable business operations and scale (▶see **pages 32** and **33**).

6
No Unnecessary Risk-Taking

Ensure that compensation arrangements do not encourage unnecessary risk-taking

CEO



6x
annual base salary

Base salary 1x

OTHER NEOs

4x
annual base salary

Base salary 1x

We set stock ownership guidelines to help mitigate potential compensation risk and further align the interests of our NEOs with those of shareholders (▶see **page 48**). We also create a balance between performance and non-performance-based compensation and set performance targets that we believe are aspirational but achievable (▶see **pages 34** to **39**).

Compensation Setting Process

Shareholder Engagement

As part of our annual shareholder engagement program (see **page 20**), we solicit feedback from our shareholders on our executive compensation program. In 2019, we received a number of suggestions from shareholders (described in our 2020 proxy statement) that we incorporated into the design of our 2020 executive compensation program. In 2020, we received positive feedback on those changes.

Assess performance of current compensation design and determine preliminary compensation design and compensation levels for next year

The Compensation Committee annually evaluates the executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies that compete with us for executive talent. On an annual basis, the committee asks its independent compensation consultant, Pay Governance, to provide benchmark compensation data and/or review management's recommendations for year-over-year compensation adjustments, including a review for general market competitiveness and competitiveness with the company's peer group. Although the committee reviews the compensation practices of our peer group companies and other market data, the committee does not adhere to strict formulas or survey data to determine the mix of compensation elements. Instead, the committee considers various factors in exercising its discretion to determine compensation, including the experience, responsibilities and performance of each NEO, internal pay equity and the company's overall financial performance. The committee also considers the performance evaluations for each of the NEOs and feedback from shareholders. This overall flexibility is important in designing a compensation program that attracts and retains executives in a highly-competitive, rapidly changing market.

Based on the positive feedback received from shareholders on the changes made to the 2020 executive compensation program and the committee's view that the revised program design was achieving its objectives, the committee made no significant changes to the design of the program for 2021.

Peer Group Review

On an annual basis, the Compensation Committee, with assistance from Pay Governance, reviews and determines the company's peer group that will be used, together with other market data, for market comparisons and benchmarking of the compensation of executive officers in the next fiscal year. The 2020 target direct compensation and other compensation of our NEOs was set with reference to the 2020 peer group determined by the committee in late 2019. The 2020 peer group was comprised of 17 technology, software and professional services companies selected based on industry, comparable business operations and scale, including with respect to revenue, market capitalization and headcount (data below as reviewed by the committee in late 2019). The 2020 peer group as compared to the peer group for 2019 included the additions noted below and excluded Mastercard and Visa based on their increased market capitalizations and CA Technologies as it was acquired.

REVENUE (in billions)	MARKET CAPITALIZATION (in billions)	HEADCOUNT (in thousands)
NEW IBM $77	salesforce $137	Accenture 492
Accenture $43	Paypal $122	NEW IBM 351
DXC $20	NEW IBM $118	92nd Percentile Cognizant **290**
Paypal $17	Accenture $118	DXC 130
79th Percentile Cognizant **$17**	Fidelity $81	NEW Omnicom 70
Marsh & McLennan $16	Fiserv $72	Marsh & McLennan 65
NEW Omnicom $15	ADP $70	ADP 58
salesforce $15	VMware $65	Fidelity 55
ADP $14	Marsh & McLennan $52	NEW Aon 50
NEW Aon $11	NEW Aon $45	salesforce 35
eBay $11	39th Percentile Cognizant **$33**	Leidos 32
Leidos $11	eBay $29	Fiserv 24
VMware $9	Discover $25	VMware 23
Fidelity $9	NEW Omnicom $17	PayPal 22
Discover $8	Netapp $13	Alliance Data 20
Alliance Data $8	Leidos $12	Discover 17
Fiserv $8	DXC $7	eBay 14
Netapp $6	Alliance Data $5	NetApp 11



Q4

Q3

OCTOBER TO DECEMBER

SEPTEMBER

JULY 2020

Compensation

Finalize compensation design and set NEO compensation for current year

The Compensation Committee finalizes the executive compensation program design and NEO compensation early in the year. For 2020, NEO target direct compensation included base salary, an annual cash incentive (ACI), 2020/22 PSUs (3-year) and RSUs. Three NEOs (Ms. McLoughlin, Mr. Frank and Mr. Friedrich) also received additional awards consisting of 2020/21 PSUs (2-year) and RSUs.

Role of executive officers in determining executive compensation

Our CEO, aided by our chief people officer, among others, provides statistical data and makes recommendations to the Compensation Committee to assist it in determining compensation levels. In addition, our CEO provides the committee with a review of the performance of other executive officers. While the committee utilizes this information and values management's observations with regard to compensation, the committee makes the ultimate decisions regarding executive compensation.

Determine achievement of prior year performance for performance-based awards

The Compensation Committee determines the prior year performance for performance-based awards. In February 2021, the committee determined the payout/achievements for the 2020 ACI program (85% after the Covid-19 adjustment described below; payout would have been 0% without such adjustment), the 2019/20 PSUs granted in 2019 (0%; no Covid-19 adjustment) and the 2020/21 PSUs and 2020/22 PSUs with respect to the revenue and diluted EPS components for the 2020 performance year (both 0%; no Covid-19 adjustment).



FEBRUARY

Q1

Q2

MAY

JUNE

Annual Meeting

Compensation

Assess compensation consultant independence and select compensation consultant for next annual pay cycle

Since 2010, the Compensation Committee has engaged Pay Governance to review all elements of our executive compensation, benchmark such compensation against the compensation packages of other comparable companies with which we compete for executive talent, and provide recommendations to ensure that our executive compensation program continues to enable us to attract and retain qualified executives through competitive compensation packages that incentivize the attainment of our short and long-term strategic objectives. Pay Governance reports directly to the committee, regularly participates in committee meetings and advises the committee with respect to compensation trends and best practices, plan design and the reasonableness of individual compensation awards. In 2020 the committee undertook its annual assessment of the independence of Pay Governance and concluded that no conflict of interest exists that would prevent Pay Governance from providing independent advice regarding executive and director compensation matters.

Say-on-Pay Vote at Annual Meeting

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that our shareholders have the opportunity to cast an advisory vote on executive compensation, commonly referred to as a "Say-on-Pay" vote, at least once every three years. In accordance with the results of the advisory vote at the 2017 annual meeting on the frequency of the Say-on-Pay vote, the Say-on-Pay vote is held every year. Holding the Say-on-Pay vote every year gives shareholders the opportunity to provide direct and frequent feedback on our compensation philosophy, policies and procedures. The next Say-on-Pay vote after the 2021 annual meeting will occur at the 2022 annual meeting. Say-on Pay votes are not binding on the company, the board or the Compensation Committee. However, the board and the Compensation Committee value the opinions of our shareholders and will carefully consider the outcome of the Say-on-Pay vote and shareholder engagement program when making future compensation decisions. In making its decisions regarding executive compensation for 2020, the Compensation Committee considered the significant level of shareholder support our executive compensation program received from shareholders in 2020 (90% support), 2019 (88% support) and prior years. The committee chose to generally retain the same structure for 2020 as was utilized in 2019, though with modifications to the performance-based compensation structure (ACI and PSUs) (see **pages 28**, **34** and **35**).

2020 Mid-Year ACI Review – Covid-19 Pandemic

In July 2020, to maintain the incentive value of the ACI awards in light of the unanticipated business impact of the Covid-19 pandemic, the Compensation Committee revised the 2020 ACI program to measure Q1 performance (25% weighting) based on the original pre-Covid-19 targets established in early 2020 and Q2 through Q4 performance (75% weighting) based on revised targets, and established a maximum payout of 85% of target to ensure the lowered expectations for the year did not result in an above-target payout and a minimum payout of 50% of target to ensure at least the threshold level of payout in a year of extraordinary business challenges.

Primary Compensation Elements

Restricted Stock Units (RSUs)

Reward continued service and long-term performance of our common stock

We grant RSUs, which typically vest quarterly over a three-year period, to reward continued service and long-term performance of our common stock.

Performance Stock Units (PSUs)

Incentivize shareholder return and reward achievement of long-term company financial objectives and performance of our common stock

Our Compensation Committee designed the 2020/22 PSU awards granted to our NEOs to tie a substantial portion of executive compensation to the attainment of long-term goals across three metrics that it believes are valued by our shareholders:

- constant currency revenue growth (50% weighting);
- adjusted diluted EPS (25% weighting); and
- total shareholder return (TSR) (25% weighting) of our common stock on a relative basis as compared to a peer group detailed in the "Total Shareholder Return (TSR)" graphic on **page 37**.



2020 TARGET DIRECT COMPENSATION
Equity
Performance/Equity
Long-Term Equity
78%
Performance-Based
62%
CEO
Base Salary
7%
ACI
15%
Revenue
60%
Adjusted Income from Operations
40%
RSUs
31%
PSUs
47%
Relative TSR
25%
Adjusted EPS
25%
Revenue
50%

As further described in "Performance-Based Compensation – Performance by Award" on **page 38**, the 2020/22 PSU awards have a 3-year performance measurement period. The Compensation Committee established targets for the revenue and adjusted diluted EPS components upfront in March 2020 as three separate 1-year goals, one for each fiscal year during the performance period (1/3rd weighting each), in each case measured as a percentage increase over prior year actuals. For 2020, the targets were for 3.3% constant currency revenue growth and a 3.7% increase in adjusted diluted EPS as compared to 2019.

The relative TSR component is measured over the full 3-year performance period, with payout with respect to the metric capped at 100% in the event the TSR of the company's common stock on an absolute basis of share price growth and dividends over the performance period is negative. The relative TSR target was set at the 50th percentile vis-à-vis the comparator group of companies. The maximum possible number of PSUs that may vest is 200% of target.

The Compensation Committee established the 2020/22 PSU targets to incentivize the company's management to prioritize continued growth in revenue, increased levels of adjusted diluted EPS and favorable TSR relative to other technology and consulting companies. There was substantial uncertainty at the time the committee established the targets as to the likelihood of the company's attainment of the targeted levels of performance and vesting of the PSUs. The Committee determines the level of achievement, if any, with respect to the performance metrics based on actual company results for the 2020, 2021 and 2022 fiscal years and relative TSR results for the full 2020–2022 period. Prior to determining the performance by the company against the revenue and adjusted diluted EPS targets for 2020, 2021 and 2022, the committee adjusted for 2020, and expects to adjust for 2021 and 2022, the revenue and adjusted diluted EPS targets by the amount of revenue and adjusted diluted EPS derived from acquisitions completed during the respective years to ensure goals are not attained through acquisitions.

Annual Compensation Evaluation and Target Direct Compensation

The Compensation Committee utilizes target direct compensation as the principal manner in which it reviews, evaluates and makes decisions with respect to executive compensation. Target direct compensation is the annual compensation that would be delivered to an NEO in a theoretical, steady-state environment where the same annual compensation was granted in multiple years and the company's performance was at target across all such years. The committee believes this approach is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming company performance at target, based on the decisions of the committee in the year of such decision.

The Compensation Committee reviews the target direct compensation of our NEOs on an annual basis and makes periodic adjustments based on individual performance and contributions, market trends and competitive environment for talent, increases in the cost of living, internal pay equity, the scope, responsibility and business impact of the individual's position, the individual's potential for increased responsibility and promotion over the award term, and the value of equity compensation that the individual has previously been awarded. No specific weight is assigned to any of the above criteria relative to the others, but rather the committee uses its judgment in


Cash
Performance/Cash
Other NEOs
(Average)
Base Salary
14%
RSUs
35%
14%
ACI
60%
40%
Revenue
Adjusted
Income from
Operations
37%
PSUs
25%
25%
50%
Relative
TSR
Adjusted
EPS
Revenue
Long-Term
Equity
72%
Performance-
Based
51%

Base Salary

Stable source of cash income at competitive levels

The base salary component of an NEO's target direct compensation is included to provide financial stability and certainty to balance against the performance-based compensation elements.

Annual Cash Incentive (ACI)

Motivate and reward achievement of short-term company financial objectives

Prior to the onset of the Covid-19 pandemic, the Compensation Committee designed our 2020 ACI program to stimulate and support a high-performance environment by tying such incentive compensation to the attainment of short-term goals across two metrics aligned with our company's financial objectives that it believed are valued by our shareholders:

- constant currency revenue growth (60% weighting); and
- adjusted income from operations (40% weighting).

The maximum award each NEO could receive was 200% of target.

In July 2020, in light of the unanticipated business impact of the Covid-19 pandemic, the committee revised the 2020 ACI program to measure Q1 performance (25% weighting) based on the original pre-Covid-19 targets established in March 2020 and Q2 through Q4 performance (75% weighting) based on revised targets for each component, and established a maximum payout of 85% of target to ensure the lowered expectations for the year did not result in an above-target payout and a minimum payout of 50% of target to ensure at least the threshold level of payout in a year of extraordinary business challenges.

The Compensation Committee initially established targets for 2020 of 3.7% constant currency revenue growth and a 3.1% increase in adjusted income from operations as compared to 2019. The committee established these targets to incentivize the company's management to prioritize continued growth in revenue and adjusted income from operations. There was substantial uncertainty at the time the committee established the targets as to the likelihood of the company's attainment of the targeted levels of performance and payout of the ACI. As revised in July 2020, the targets were for a 4.5% revenue decline on a constant currency basis and a 17.8% decrease in adjusted income from operations as compared to 2019. The achievement of the targets remained uncertain except with respect to the minimum payout of 50% that was established.

The committee determined the 2020 ACI payout based upon actual company results for the 2020 fiscal year. Prior to determining the performance by the company against the targets for 2020, the committee adjusted the revenue and adjusted income from operations targets by the amount of revenue and income from operations derived from acquisitions completed during 2020 to ensure goals were not attained through acquisitions.

combination with market and other data. The committee evaluates the total mix of cash versus equity-based compensation, short-term versus long-term compensation and performance-based versus fixed compensation with reference to market practices and compensation program objectives.

Target direct compensation excludes additional awards that may be made from time to time for retention purposes or individual achievement (see additional equity awards (RSUs and 2020/21 PSUs (2-year)) granted to Ms. McLoughlin, Mr. Frank and Mr. Friedrich in 2020). It also excludes new hire awards, such as sign-on bonuses or one-time equity grants, upon joining the company that are not intended to be recurring and are designed to compensate a new hire for compensation being lost as a result of leaving a prior employer or additional costs of joining the company, or are needed as additional incentive for a new hire to join the company (see awards granted to Mr. Siegmund and Ms. Schmitt in 2020). Equity accelerations upon retirement are also not included in target direct compensation. See **pages 40** to **46** for additional details on target direct compensation and any excluded awards.

Performance-Based Compensation – Performance by Metric

REVENUE
(in billions)



- **Strong, consistent revenue growth** is a key company objective
- **Aspirational but achievable targets and significant weighting**; revenue weighting for 2020 ACI increased to 60% as days sales outstanding (DSO) metric, previously weighted 10%, was dropped as a metric in 2020
- **M&A** - targets increased by the amount of revenue derived from acquisitions during the applicable performance periods

COVID-19
- **2020 ACI target adjusted in mid-2020** for unanticipated business impact of the Covid-19 pandemic
- **2020 ACI award payout limited to 85% of target** notwithstanding the company significantly exceeding the Covid-adjusted targets

performance below thresholds except Covid-adj ACI

		Increase		Weighting	Payout Range		
		Target	**Achieved**				
2020 ACI	Initial	3.7%	-2.0%	60%	Maximum	200%	
	Covid-adj	-4.5%			Target	100%	
2019 ACI		9.0%	4.8%	50%	Threshold	50%	
2018 ACI		9.0%	7.7%				
2020/22 PSUs		3.7%	-2.0%				
2020/21 PSUs				50%	Maximum	200%	
2019/20 PSUs		8.0%	1.4%		Target	100%	
2018/19 PSUs		8.7%	5.8%		Threshold	50%	
2017/18 PSUs		9.0%	8.4%				

NON-GAAP / ADJUSTED INCOME FROM OPERATIONS
(in millions)



- **Increased profitability** is a key company objective
- **Aspirational but achievable targets and significant weighting** for ACI
- **Adjusted income from operations utilized for 2019 and 2020 awards** to align with the company's revised non-GAAP financial metric
- **M&A** - targets adjusted by the amount of income from operations derived from acquisitions during the applicable performance periods

COVID-19
- **2020 ACI target adjusted in mid-2020** for the unanticipated business impact of the Covid-19 pandemic
- **2020 ACI award payout limited to 85% of target** notwithstanding the company significantly exceeding the Covid-adjusted targets

performance below initial threshold but above Covid-adj target

		Increase		Weighting	Payout Range		
		Target	**Achieved**				
2020 ACI	Initial	3.1%	-14.2%	40%	Maximum	200%	
	Covid-adj	-17.8%			Target	100%	
2019 ACI		11.6%	-3.6%		Threshold	50%	
2018 ACI		15.1%	13.9%				

Presentation Notes
1. Targets for 2017/18 PSUs, 2018/19 PSUs and 2019/20 PSUs were based on combined performance of the company across multiple years. For presentation purposes, the combined target was allocated between the applicable years in the same proportion as the actual results for such years such that the same level of achievement is reflected in both years.
2. Target increases in the tables are as initially set by the Compensation Committee (compound annual growth for 2017/18 PSUs, 2018/19 PSUs and 2019/20 PSUs) and assume no acquisitions. Achieved increases are as reported less acquisitions (for comparability to target increases).
3. Target and achieved revenue increases for the 2020 ACI, 2019/20 PSUs, 2020/21 PSUs and 2020/22 PSUs are based on constant currency revenue growth.
4. Non-GAAP income from operations, adjusted income from operations, non-GAAP diluted earnings per share and adjusted diluted earnings per share are not measurements of financial performance prepared in accordance with GAAP. See "Forward-Looking Statements and Non-GAAP Financial Measures" on **page 68** for more information.

Key — **GAAP or market metric**
Actual company **revenue** (GAAP) and **total shareholder return (TSR)** (market metric)

Compensation

The graphs below show actual company performance versus the corresponding performance targets for the company's performance-based compensation elements.

NON-GAAP / ADJUSTED DILUTED EARNINGS PER SHARE (EPS)
(in billions)



	Increase		Weighting	Payout Range	
	Target	**Achieved**			
2020/22 PSUs	3.3%	-12.5%	25%		
2020/21 PSUs	3.3%			Maximum 200%	
2019/20 PSUs	9.4%	-3.7%		Target 100%	
2018/19 PSUs	17.2%	13.2%	50%	Threshold 50%	
2017/18 PSUs	9.2%	12.6%			

- **Increased profitability** is a key company objective
- **Aspirational but achievable targets**
- **Weighting decreased from 50% to 25% in 2020** with the addition of a relative TSR metric
- **Adjusted diluted EPS utilized for 2019 and 2020 awards** to align with the company's revised non-GAAP financial metric
- **M&A** - targets adjusted by the amount of income from operations derived from acquisitions during the applicable performance periods

COVID-19
- **No adjustment** made to PSU targets notwithstanding the unanticipated business impact of the Covid-19 pandemic
- **Zero attainment for the 2020 performance period** for both the 2020/21 PSUs (2-year) and the 2020/22 PSUs (3-year)

TOTAL SHAREHOLDER RETURN (TSR)



Component and Weighting	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Peer Group
25% **Relative TSR**	30th percentile	50th percentile	80th percentile	S&P 500 Information Technology Index + Additional Competitors (Capgemini, CGI, EPAM Systems, Genpact, HCL, Infosys, Tata Consulting Services and Wipro)



Component and Weighting	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Peer Group
50% **Absolute TSR**	+25%	+50%	+100%	N/A
50% **Relative TSR**	30th percentile	50th percentile	80th percentile	S&P 500 Information Technology Index

- **To incentivize shareholder return,** absolute TSR and relative TSR were utilized as performance metrics for the PSUs awarded to Mr. Humphries in 2019 upon his joining the company and relative TSR was utilized as a performance metric for all PSU awards in 2020

Non-GAAP
Actual company **non-GAAP income from operations** and **non-GAAP diluted earnings per share (EPS)**

Adjusted
Actual company **adjusted income from operations** and **adjusted diluted earnings per share (EPS)**

Compensation

Performance-Based Compensation – Performance by Award

2020 Awards

Award	Metric & Weighting	2020	2021	2022	2023

Award 3/5/2020 — COVID-adj 7/21/2020 — Paid 3/15/2021

2020 ACI

Metric & Weighting		Actual result	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Increase Target	Increase Achieved	Achievement (% earned)
60% Revenue (in billions)	Initial target	$16.7	$16.7	$17.6	$18.5	3.7%	-2.0%	85% Maximum established with Covid-adj in mid-2020
	Covid-adj target	$16.7	$15.3	$16.2	$17.0	-4.5%		
40% Adjusted Income from Operations (in millions)	Initial target	$2,394	$2,728	$2,872	$3,016	3.1%	-14.2%	
	Covid-adj target	$2,394	$2,181	$2,295	$2,410	-17.8%		



+60%
+30%
TSR
-30%
Peer Group Absolute TSR
70.5% - 80th percentile
32.3% - 50th percentile
Cognizant Absolute TSR
25.6%
17.7% - 30th percentile
Cognizant Relative TSR
39.7th percentile
Year 1
Year 2
Year 3
2020/21 PSUs
2-year performance period
2020/22 PSUs
3-year performance period
Award 3/5/2020
3/31/2021
Vest 3/15/2022
Vest 3/15/2023

2020/21 PSUs (2-year) and 2020/22 PSUs (3-year)

Metric & Weighting		Actual result	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Increase Target	Increase Achieved	Achievement (% earned)
50% Revenue (in billions)	Year 1	$16.7	$17.3	$17.6	$18.0	3.7%	-2.0%	0%
	Year 2; Year 3 2020/22 PSUs only	Constant currency revenue growth over prior year actual for each year of the performance period is measured separately against a percentage growth target for such year; all percentage growth targets set upfront in March 2020; each year is weighted equally						
25% Adjusted EPS	Year 1	$3.42	$3.89	$4.05	$4.13	3.3%	-12.5%	0%
	Year 2; Year 3 2020/22 PSUs only	Increase in adjusted EPS over prior year actual for each year of the performance period is measured separately against a percentage increase target for such year; all percentage increase targets set upfront in March 2020; each year is weighted equally						
25% Relative TSR			30th percentile	50th percentile	80th percentile	Achievement determined after performance period end		

Peer Group: S&P 500 Information Technology Index + Additional Competitors (Capgemini, CGI, EPAM Systems, Genpact, HCL, Infosys, Tata Consulting Services and Wipro)

Presentation Notes

1 Target increases in the tables (compound annual growth rate for 2017/18 PSUs, 2018/19 PSUs and 2019/20 PSUs) are as initially set by the Compensation Committee and assume no acquisitions. Achieved increases are as reported less acquisitions (for comparability to target increases).

The timelines and tables below show the performance-based compensation awards in 2020 and those awarded in prior years with performance periods covering or vestings during 2020.

Prior Year Awards Outstanding in 2020

2019/23 CEO PSUs (New Hire)

Award
Metric & Weighting
2017
2018
2019
2020
2021
2022
2023
+110%
+50%
TSR
-55%
performance through March 31, 2021 tracking below thresholds
Peer Group Absolute TSR
109.4% - 80th percentile
46.4% - 50th percentile
30.6% - 30th percentile
Cognizant Absolute TSR
9.8%
Cognizant Relative TSR
15.4th percentile
4-year performance period
Grant 4/1/2019
3/31/2021
Vest 4/1/2023

Metric & Weighting	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Peer Group	Overall Achievement
50% Absolute TSR	+25%	+50%	+100%	N/A	To be determined on or after April 1, 2023
50% Relative TSR	30th percentile	50th percentile	80th percentile	S&P 500 Information Technology Index	

2019/20 PSUs

2-year performance period
Grant 2/26/2019
1/3rd vests 7/1/2021
2/3rds vests 1/1/2022
Will not vest due to 0% achievement

Metric & Weighting	Threshold (50% earned)	Target (100% earned)	Maximum (200% earned)	Increase: Target	Increase: Achieved	Achievement (% earned)
50% Revenue (in billions)	$35.2	$36.2	$37.2	8.0%	1.4%	0%
50% Adjusted EPS	$9.46	$9.21	$8.62	9.4%	-3.7%	

2018/19 PSUs

2-year performance period
Grant 2/26/2018
1/3rd vests 7/1/2020
2/3rds vest 1/1/2021
Vesting that would have been included in 2020 Realized Compensation (see page 40) were achievement not 0%

50% Revenue (in billions)	Actual result: **$32.9**	$33.2	$34.2	$35.3	8.7%	5.8%	0%
50% Non-GAAP EPS	Actual result: **$9.15**	$9.22	$9.65	$9.87	17.2%	13.2%	

2017/18 PSUs

2-year performance period
Grant 3/2/2017
1/3rd vested 7/1/2019
2/3rds vested 1/1/2020
Vesting included in 2020 Realized Compensation (see page 40)

50% Revenue (in billions)	Actual result: **$30.9**	$29.9	$31.2	$33.0	9.0%	8.4%	144.8%
50% Non-GAAP EPS	Actual result: **$8.34**	$7.75	$7.96	$8.25	9.2%	12.6%	

2 Target and achieved revenue increases for the 2020 ACI, 2020/21 PSUs, 2020/22 PSUs and 2019/20 PSUs are based on constant currency revenue growth.
3 Covid-19 adjustments limited to 2020 ACI; no such adjustments made to any of the PSUs.

Compensation

Compensation by NEO

This section includes compensation information for and provides an overview of the compensation decisions made with respect to our NEOs.

Three Views of Compensation

To assist shareholders in understanding the compensation arrangements for our NEOs, we provide the following three views of compensation:

Target Direct Compensation – The Compensation Committee utilizes target direct compensation to review, evaluate and make decisions, typically early in the year, with respect to the compensation of our NEOs. This view is intended to capture the annual compensation that would be delivered to an NEO in a theoretical, steady-state environment where the same annual compensation was granted in multiple years and the company's performance was at target across all such years. The committee believes this view is most appropriate for its decision-making, including evaluation against the compensation practices of comparable companies with which we compete for talent, as it is designed to capture the annual compensation an NEO would be expected to earn, assuming company performance at target, based on the decisions of the committee in the year of such decision. Target direct compensation excludes additional cash and equity awards that are made for new hires, retention or other purposes that are not intended to be recurring.

SEC Compensation – The SEC compensation view summarizes the compensation of an NEO consistent with the compensation calculated in accordance with SEC rules and set out in the "2020 Summary Compensation Table" on **page 51**. The SEC compensation view reflects the actual base salary and ACI earned by an NEO in a given year, any cash bonuses, the grant date fair value of all RSUs and PSUs granted in a given year (including equity awards that are made for new hires, retention or other purposes) and all other compensation, including perquisites, required to be reported under SEC rules. SEC compensation includes several items for which the NEOs do not actually receive the amounts during the year, such as equity grants that may not vest for several years (or at all). It also excludes items that may be paid during the year, but that are attributable to prior years. As such, the SEC compensation may differ substantially from the compensation actually realized by our NEOs.

Realized Compensation – To supplement the SEC-required disclosure, we provide a realized compensation view that is designed to capture the compensation actually received by an NEO in a given year. We calculate realized compensation by using the reported W-2 income for an NEO for a given year and substituting the actual ACI paid in such year (which relates to the prior year given such incentives are paid in the first quarter of the following year) with the ACI earned for such year. Realized compensation is not a substitute for the amounts reported as SEC compensation.

The table to the right summarizes the manner in which the various compensation elements for a given year are included in target direct compensation, SEC compensation and realized compensation.

	Target Direct Compensation	SEC Compensation	Realized Compensation
Other		All other compensation as required by SEC rules, including sign-on bonuses upon joining the company and perquisites	All other reported W-2 income
RSUs	**Humphries, McLoughlin and Frank:** Grant date fair value of the RSUs granted during the year, excluding additional awards **Siegmund, Schmitt and Friedrich:** Grant date fair value of the RSUs targeted to vest during the year	Grant date fair value of the RSUs granted during the year	Actual value as of the vesting date of RSUs that vested during the year
PSUs	Grant date fair value of the PSUs granted during the year, excluding additional awards	Grant date fair value of the PSUs granted during the year, calculated with respect to relative TSR as an award with a "market condition" under applicable accounting rules	Actual value as of the vesting date of PSUs that vested during the year
ACI	Target ACI for the year	Actual ACI earned for the year	Actual ACI earned for the year
Base Salary	Target base salary for the year (generally equal to actual base salary)	Actual base salary for the year	Actual base salary for the year

Brian Humphries
CEO



Age
47

Education
University of Ulster, Northern Ireland - B.A.

Cognizant Tenure
2 years

KEY RESPONSIBILITIES AND CAREER HIGHLIGHTS
Mr. Humphries joined Cognizant as our CEO on April 1, 2019. In his role as CEO, Brian sets the company's strategic direction, promotes the company's client-first culture and focuses on ensuring the company's sustainable growth and driving long-term shareholder value. Prior to joining Cognizant, he was CEO of Vodafone Business where he was responsible for the strategy, solution development, sales, marketing, partnerships and commercial and financial success of Vodafone Business, a division of Vodafone Group, one of the world's largest telecommunications companies. Vodafone Business accounted for nearly a third of Vodafone Group's service revenue, with approximately €12 billion in sales globally, during Mr. Humphries' tenure as CEO. Prior to Vodafone, Mr. Humphries held a variety of executive roles at technology companies Dell Technologies and Hewlett-Packard.

COMMITTEE ASSESSMENT AND TARGET DIRECT COMPENSATION
The Compensation Committee, at its meeting in March 2020, evaluated Mr. Humphries' performance during 2019 and the compensation information provided by Pay Governance for CEOs in the company's peer group. The committee considered his performance as CEO in 2019, the company's growth and transformation initiatives and strategic priorities, and the compensation information for CEOs in the peer group for 2020 (see "Peer Group Review" on **page 32**). Based on these considerations, the committee determined that his target direct compensation for 2020 should be increased to $13,480,000 (31% increase vs. 2019) to reflect performance in his first year as CEO and compensation trends for CEOs in the peer group.

The specific components of Mr. Humphries' 2020 target direct compensation were as follows: (i) base salary of £800,000 ($1,027,000) (unchanged vs. 2019), (ii) ACI target of 2x base salary (£1,600,000, or $2,053,000) (unchanged vs. 2019), (iii) PSUs of $6,240,000 (22% decrease vs. 2019) and (iv) RSUs of $4,160,000 (vs. no RSUs included in 2019 target direct compensation). From 2019 to 2020, the primary change was a change in the equity mix from 100% 2019/23 CEO PSUs (New Hire) granted to him in 2019 upon his joining the company (see **page 39**) to a 60%/40% split of 2020/22 PSUs (3-year) (see **page 38**) and RSUs granted to him in 2020. The 2020/22 PSUs granted in 2020 had the same metrics, targets and performance period as such PSUs granted to the other NEOs, as compared to the 2019/23 CEO PSUs (New Hire) granted in 2019 that were specific to him.

SEC COMPENSATION
Mr. Humphries' SEC compensation in 2020 was lower than in 2019 primarily due to his receipt in 2019 of buy-out awards upon joining the company: (i) RSUs of $3,000,000 ▨ and (ii) cash sign-on bonus of $4,000,000 ▨ (of which he was required to utilize $1,000,000 of the after-tax amount to purchase shares of our common stock in 2019). Such awards were partially offset by the overall increase in equity awards granted to him as part of his target direct compensation in 2020 as compared to 2019 ($10,400,000 vs. $8,000,000) and higher ACI achievement in 2020.

The ACI amounts in SEC compensation are lower than the amounts in target direct compensation due to the ACI achievement being lower than target in both years (42.8% in 2019 and 85% in 2020). The grant date fair value of the PSUs in 2020 required to be included in SEC compensation is slightly higher than the target award value due to the relative TSR component being an award with a "market condition" under applicable accounting rules. This differs from 2019 when the effect of the market condition resulted in a discount relative to the fair value of the 2019 PSU award.

REALIZED COMPENSATION
In 2020, Mr. Humphries' realized compensation was substantially lower than his target direct compensation as all of the PSU awards made in 2019 and 2020 will vest in future periods. His 2020 realized compensation consisted principally of his base salary, 2020 ACI at 85% of target and four quarterly vestings of RSUs of $1,990,000. In 2019, a substantial portion of his realized compensation came from his receipt of buy-out awards upon joining the company.

Certain numbers shown in the graphs above were converted to US$ based on a £1 = $1.28 exchange rate, the twelve-month average for fiscal year 2020.



Compensation

Jan Siegmund

CFO

Age **56**

Cognizant Tenure **1 year**

Public Company Boards **The Western Union Company (WU)**

Education

Technical University Karlsuhe - M.A.
University of California, Santa Barbara - M.A.
Technical University of Dresden, Germany - Doctorate



KEY RESPONSIBILITIES AND CAREER HIGHLIGHTS

Mr. Seigmund leads the company's worldwide financial planning and analysis, accounting and controllership, tax, treasury and internal audit functions. He also oversees corporate development, investor relations and enterprise risk management. Prior to joining Cognizant in September 2020, he was the CFO for Automatic Data Processing (ADP), a $14 billion in annual revenue global human capital management technology and services provider. He began his career at McKinsey & Company.

COMMITTEE ASSESSMENT AND TARGET DIRECT COMPENSATION

Mr. Siegmund was selected by the board to serve as the company's CFO based on his extensive financial experience as a senior executive in the technology sector. In connection with his appointment as CFO, the company entered into an offer letter with him on July 7, 2020, and subsequently entered into an executive employment and non-disclosure, non-competition, and invention assignment agreement on September 1, 2020, pursuant to which he agreed to serve as the company's CFO. The Compensation Committee reviewed and approved the compensation arrangements set forth in the offer letter and employment agreement after considering compensation information provided by Pay Governance for CFOs in the company's peer group (see "Peer Group Review" on **page 32**) and other information on compensation arrangements for new CFOs.

The committee approved, and Mr. Siegmund's employment agreement provided for (by way of reference to the offer letter, as applicable), target direct compensation consisting of the following: (i) base salary of $800,000 (prorated to $267,000 for 2020), (ii) ACI target of 1x base salary ($800,000, prorated to $267,000 for 2020), (iii) 2020/22 PSUs (3-year) of $2,250,000 (prorated to $750,000 for 2020) and (iv) RSUs of $2,250,000 (prorated to $562,000 for 2020). In addition, he was entitled to additional RSUs of $1,500,000 as a sign-on award, which amount is not included in target direct composition.

SEC COMPENSATION

Mr. Siegmund's SEC compensation was substantially higher than his target direct compensation as it included the full grant date fair value of $3,375,000 in RSUs for his initial grant to achieve the target direct compensation of $2,250,000 in RSUs on an annual grant cycle. His SEC compensation also included the additional $1,500,000 in RSUs provided for by his offer letter as a sign-on award. The grant date fair value of the PSUs required to be included in SEC compensation is slightly higher than the target award value in target direct compensation due to the relative TSR component being an award with a "market condition" under applicable accounting rules. As he joined the company in September 2020, the offer letter provided him a prorated 2020 ACI award payout at target (such amount shown in the 2020 Summary Compensation Table on **page 51** as "Bonus" due to the guaranteed level of 2020 payout under the offer letter).

REALIZED COMPENSATION

Mr. Siegmund's realized compensation was lower than his target direct compensation in 2020 as nearly all of the equity awards made in 2020 will vest in future periods. His realized compensation consisted principally of his prorated base salary, prorated 2020 ACI award payout at target and one quarter's vesting of RSUs, of which $663,000 was from vesting of his RSU sign-on award.


Target Direct Compensation
SEC Compensation
Realized Compensation
(in thousands)
Other
$6,190
79% $4,875
$1,846
RSUs
31% $562
$1,343
PSUs
41% $750
13% $781
60% $809
ACI
14% $267
4% $267
20% $267
Base Salary
14% $267
4% $267
20% $267
2020
2020
2020

Karen McLoughlin
Former CFO (through August 31, 2020)

Age	Cognizant Tenure	Public Company Boards
56	**17 years**	**Best Buy Co., Inc. (BBY)**

Education
Wellesley College - B.A.
Columbia University - M.B.A.



KEY RESPONSIBILITIES AND CAREER HIGHLIGHTS
Ms. McLoughlin served as our CFO from 2012 through August 31, 2020. As CFO she oversaw the company's worldwide financial planning and analysis, accounting, controllership, tax, treasury and internal audit functions. Other areas under her purview included our corporate development, investor relations, enterprise risk management, procurement and real estate functions. Prior to joining Cognizant in 2003, she held key financial management positions with Spherion and Ryder System. She began her career with Price Waterhouse (now PricewaterhouseCoopers).

COMMITTEE ASSESSMENT AND TARGET DIRECT COMPENSATION

The Compensation Committee, at its meeting in March 2020, evaluated Ms. McLoughlin's performance during 2019 and prior years and the compensation information provided by Pay Governance for CFOs in the company's peer group. The committee considered her performance as CFO in 2019, the company's growth and transformation initiatives and strategic priorities, and the compensation information for CFOs in the peer group for 2020 (see "Peer Group Review" on **page 32**). Based on these considerations, the committee determined that her target direct compensation for 2020 should remain at $5,800,000, the same as in 2019.

The specific components of Ms. McLoughlin's 2020 target direct compensation were as follows (all unchanged vs. 2019): (i) base salary of $750,000, (ii) ACI target of 1x base salary ($750,000), (iii) 2020/22 PSUs (3-year) of $2,300,000 and (iv) RSUs of $2,000,000.

Also in March 2020, the committee granted additional equity awards due to the additional efforts required of Ms. McLoughlin during the ongoing changes in company leadership and transformation initiatives underway, the need to bridge the transition from 2-year to 3-years PSUs that occurred between 2019 and 2020 and the retention concerns presented by the 0% payout for the 2018/19 PSUs and anticipated 0% payout for the 2019/20 PSUs. As such, the committee approved an additional equity award of $2,150,000, calculated as 50% of the combined grant date fair values of 2018/19 PSUs and 2019/20 PSUs previously awarded to her as to which there was expected to be a 0% payout. The additional equity award consisted of $1,075,000 of 2020/21 PSUs (2-year) and $1,075,000 of RSUs, which amounts are not included in target direct composition.

Ms. McLoughlin retired from the company on December 31, 2020. In connection with such retirement, she received ACI for 2020 at the achieved level (included in the graphs to the right) and the vesting of certain outstanding equity, which settles according to the original vesting schedule (not included in the graphs to the right but included in the "Calculation of Potential Payments" table on **page 59**), in accordance with the applicable terms of the company's retirement, death and disability policy (see **page 47**).

SEC COMPENSATION

In 2020, Ms. McLoughlin's SEC compensation was substantially higher than her target direct compensation primarily due to the additional equity awards not included in target direct compensation: (i) 2020/21 PSUs (2-year) of $1,116,000 and (ii) RSUs of $1,075,000.

The ACI amounts in SEC compensation are lower than the amounts in target direct compensation due to the ACI achievement being lower than target in both years (42.8% in 2019 and 85% in 2020). The grant date fair values of the PSUs in 2020 required to be included in SEC compensation are slightly higher than the target award value due to the relative TSR component being an award with a "market condition" under applicable accounting rules.

REALIZED COMPENSATION

Ms. McLoughlin's realized compensation was lower than her target direct compensation in both 2019 and 2020 due to the actual achievement of ACI versus target and differences in equity vestings versus equity grant date fair values during the years. In 2020, this lower value was partially offset by $309,000 of quarterly vestings from the additional equity awards granted to her. In both years her realized compensation consisted principally of base salary, ACI at the achieved level and vestings of PSUs and RSUs.



Compensation



Becky Schmitt
Chief People Officer

Age	Cognizant Tenure
47	**1 year**

Education
University of Michigan, Ann Arbor - B.A.

KEY RESPONSIBILITIES AND CAREER HIGHLIGHTS

Ms. Schmitt has been our Executive Vice President, Chief People Officer since February 2020. In this role, she leads all aspects of people management and company culture, including attracting world-class, diverse talent and developing a future-ready workforce. Prior to joining Cognizant, she was the Chief People Officer of Sam's Club, a division of Walmart, from 2018 to 2020 and in various other senior human resources roles at Walmart before that. Prior to joining Walmart in 2016, she spent over 20 years with Accenture in various human resources roles, culminating in her role as HR Managing Director, North America Business from 2014 to 2016.

COMMITTEE ASSESSMENT AND TARGET DIRECT COMPENSATION

Ms. Schmitt was selected by the board to serve as the company's chief people officer based on her extensive human resources experience as a senior executive. In connection with her appointment as chief people officer, the company entered into an offer letter and executive employment and non-disclosure, non-competition, and invention assignment agreement with her on November 25, 2019, pursuant to which she agreed to serve as the company's chief people officer. The Compensation Committee reviewed and approved the compensation arrangements set forth in the offer letter and employment agreement after considering compensation information provided by Pay Governance for chief people officers in the company's peer group (see "Peer Group Review" on **page 32**) and other information on compensation arrangements for new chief people officers.

The committee approved, and Ms. Schmitt's employment agreement provided for (by way of reference to the offer letter, as applicable), target direct compensation consisting of the following: (i) base salary of $650,000 (prorated to $596,000 for 2020), (ii) ACI target of 1x base salary ($650,000, prorated to $596,000 for 2020), (iii) 2020/22 PSUs (3-year) of $1,250,000 and (iv) RSUs of $1,250,000. In addition, she was entitled to additional RSUs of $2,500,000 as a sign-on award and a cash sign-on bonus of $600,000 paid in two equal installments in 2020. The sign-on award and sign-on bonus were intended to compensate her for a portion of the long-term compensation at Walmart that she forfeited upon joining Cognizant and were not considered part of her target direct compensation.

SEC COMPENSATION

Ms. Schmitt's SEC compensation was substantially higher than her target direct compensation as it included the full grant date fair value of $3,750,000 in RSUs for her initial grant to achieve the target direct compensation of $1,250,000 in RSUs on an annual grant cycle. Her SEC compensation also included the additional $2,500,000 in RSUs provided for by her offer letter as a sign-on award ▨. It also included $811,000, included in "Other", comprised of her sign-on bonus ($600,000), relocation expenses ($162,000) and a tax gross-up on the relocation expenses ($49,000).

The ACI amount in SEC compensation is lower than the amount in target direct compensation due to the ACI achievement being 85% of target in 2020. The grant date fair value of the PSUs required to be included in SEC compensation is slightly higher than the target award value due to the relative TSR component being an award with a "market condition" under applicable accounting rules.

REALIZED COMPENSATION

Ms. Schmitt's realized compensation was lower than her target direct compensation in 2020 as most of the equity awards made in 2020 will vest in future periods. Her realized compensation consisted principally of her prorated base salary, prorated 2020 ACI at 85% of target, three quarterly vestings of RSUs, of which $1,097,000 was from vestings of her RSU sign-on award ▨, and the $811,000 related to her sign-on bonus and relocation expenses included in "Other".



Malcolm Frank
President, Digital Business & Technology



Age	Cognizant Tenure
55	**15 years**

Education
Yale University - B.A.

Public Company Boards
FactSet Research Systems Inc. (FDS)

KEY RESPONSIBILITIES AND CAREER HIGHLIGHTS
Mr. Frank became our Executive Vice President and President, Digital Business & Technology in January 2021. In this role, Mr. Frank is responsible for overseeing our Digital Business & Technology practice that helps clients build modern enterprises that deliver exceptional customer experiences that are created at the intersection of cloud and digital. Prior to our merging our Digital Business and Digital Systems & Technology practices in January 2021, he was our Executive Vice President and President, Digital Business, from May 2019. Prior to that, Mr. Frank was our Executive Vice President, Chief Strategy Officer and Chief Marketing Officer.

COMMITTEE ASSESSMENT AND TARGET DIRECT COMPENSATION

The Compensation Committee, at its meeting in March 2020, evaluated Mr. Frank's performance during 2019 and prior years and compensation information provided by Pay Governance for executives with similar responsibilities based on a size and industry-appropriate peer group and market data. The committee considered his performance in 2019, the company's growth and transformation initiatives and strategic priorities, including in the digital business areas under Mr. Frank's leadership, and the compensation information for executives at other companies with similar responsibilities, including companies in the company's peer group for 2020 (see "Peer Group Review " on **page 32**). Based on these considerations, the committee determined that Mr. Frank's target direct compensation for 2020 should remain at $4,800,000, the same as in 2019.

The specific components of Mr. Frank's 2020 target direct compensation were as follows (all unchanged vs. 2019): (i) base salary of $650,000, (ii) ACI target of 1x base salary ($650,000), (iii) 2020/22 PSUs (3-year) of $1,900,000 and (iv) RSUs of $1,600,000. His ACI award was based 40% on the overall company ACI metrics and targets like the other NEOs, with the remaining 60% based on metrics and targets specific to the Digital Business practice: (i) 35% based on constant currency revenue growth of the practice and (ii) 25% based on adjusted income from operations of the practice.

Also in March 2020, the committee granted additional equity awards due to the additional efforts required of Mr. Frank during the ongoing changes in company leadership and transformation initiatives underway, the need to bridge the transition from 2-year to 3-years PSUs that occurred between 2019 and 2020 and the retention concerns presented by the 0% payout for the 2018/19 PSUs and anticipated 0% payout for the 2019/20 PSUs. As such, the committee approved an additional equity award of $1,882,000, calculated as 50% of the combined grant date fair values of 2018/19 PSUs and 2019/20 PSUs previously awarded to him as to which there was expected to be a 0% payout. The additional equity award consisted of $941,000 of 2020/21 PSUs (2-year) and $941,000 of RSUs. Also, in recognition of the substantial additional responsibilities taken on by him in assuming leadership of the Digital Business practice area, a strategic priority for the company, the committee provided a further additional equity award in 2020 consisting of $1,000,000 of RSUs. The additional equity awards are not included in target direct compensation.

SEC COMPENSATION
In 2020, Mr. Frank's SEC compensation was significantly higher than his target direct compensation primarily due to the additional equity awards not included in target direct compensation: (i) 2020/21 PSUs (2-year) of $978,000, (ii) RSUs of $941,000 and (iii) RSUs of $1,000,000.

The ACI amounts in SEC compensation are lower than the amounts in target direct compensation due to the ACI achievement being lower than target in both years (42.8% in 2019 and 85% in 2020). Mr. Frank's 2020 ACI achievement was determined in part based on the performance of the Digital Business practice, as described above, but after the mid-2020 Covid-19 adjustment was limited to a maximum 85% achievement as was the case for the other NEOs. The grant date fair values of the PSUs in 2020 required to be included in SEC compensation are slightly higher than the target award value due to the relative TSR component being an award with a "market condition" under applicable accounting rules.

REALIZED COMPENSATION
Mr. Frank's realized compensation was higher than his target direct compensation in 2020 primarily due to the quarterly vestings of his additional equity awards: (i) RSUs of $271,000 and (ii) RSUs of $288,000. His realized compensation in 2019 was lower than his target direct compensation in 2019 primarily due to the ACI achievement being lower than target (42.8%) and differences in equity vestings versus equity grant date fair values. In both years his realized compensation consisted principally of base salary, ACI at the achieved level and vestings of PSUs and RSUs.



	Target Direct Compensation		SEC Compensation		Realized Compensation	
(in thousands)						
Other				$7,718 / $8		$5,149 / $8
				46% $3,541		40% $2,080
	$4,800	$4,800	$4,436		$4,251	
RSUs	33%	33% $1,600	36%		28%	
				39% $2,967		36% $1,859
PSUs	39%	39% $1,900	43%		50%	
ACI	14%	14% $650	6%	7% $552	7%	11% $552
Base Salary	14%	14% $650	15%	8% $650	15%	13% $650
	2019	2020	2019	2020	2019	2020

Matthew W. Friedrich
Former General Counsel (through January 1, 2021)

Age	Cognizant Tenure
54	**4 years**

Education
University of Virginia - B.A.
University of Texas School of Law - J.D.



KEY RESPONSIBILITIES AND CAREER HIGHLIGHTS

Mr. Friedrich served as our Executive Vice President, General Counsel, Chief Corporate Affairs Officer and Secretary through January 1, 2021. In that role, he was responsible for the company's legal, compliance, corporate affairs and company secretary functions. Prior to joining Cognizant in May 2017, Mr. Friedrich served as the Chief Corporate Counsel at Chevron and was previously a partner in the law firms of Freshfields Bruckhaus Deringer and Boies Schiller & Flexner. Mr. Friedrich began his legal career in 1995 as a federal prosecutor with the United States Department of Justice, where he remained for nearly 14 years, culminating with his designation as the acting assistant Attorney General of the Criminal Division in 2008.

COMMITTEE ASSESSMENT AND TARGET DIRECT COMPENSATION

The Compensation Committee, at its meeting in March 2020, considered Mr. Friedrich's performance during 2020 and prior years and compensation information provided by Pay Governance for general counsels in the company's peer group. The committee considered his performance as general counsel in 2019, the company's growth and transformation initiatives and strategic priorities, and the compensation information for general counsels in the peer group for 2020 (see "Peer Group Review" on **page 32**). Based on these considerations, the committee determined that Mr. Friedrich's target direct compensation for 2020 should be $4,176,000 to reflect performance and general market trends.

The specific components of Mr. Friedrich's 2020 target direct compensation were as follows: (i) base salary of $650,000, (ii) ACI target of 1x base salary ($650,000), (iii) 2020/22 PSUs (3-year) of $1,175,000 and (iv) RSUs of $1,701,000.

Also in March 2020, the committee granted additional equity awards due to the additional efforts required of Mr. Friedrich during the ongoing changes in company leadership and transformation initiatives underway, the need to bridge the transition from 2-year to 3-years PSUs that occurred between 2019 and 2020 and the retention concerns presented by the 0% payout for the 2018/19 PSUs and anticipated 0% payout for the 2019/20 PSUs. As such, the committee approved an additional equity award of $974,000, calculated as 50% of the combined grant date fair values of 2018/19 PSUs and 2019/20 PSUs previously awarded to him as to which there was expected to be a 0% payout. The additional equity award consisted of $487,000 of 2020/21 PSUs (2-year) and $487,000 of RSUs. Also, in recognition of his contributions to successfully resolving the company's Foreign Corrupt Practices Act matter in 2019, the committee provided a further additional equity award in 2020 consisting of $1,000,000 of RSUs. The additional equity awards are not included in target direct compensation. In February 2021, in recognition of his contributions during 2020, the committee determined to pay him the 2020 ACI at the achieved level (85% of target) notwithstanding his departure from the company prior to the March 2021 payout date. The unvested portions of the additional equity awards (all portions not included in realized compensation below) were forfeited upon Mr. Friedrich's departure from the Company in January 2021.

SEC COMPENSATION

In 2020, Mr. Friedrich's SEC compensation was significantly higher than his target direct compensation primarily due to the additional equity awards not included in target direct compensation: (i) 2020/21 PSUs (2-year) of $506,000 ▨, (ii) RSUs of $487,000 ▨ and (iii) RSUs of $1,000,000 ▨.

The ACI amount in SEC compensation is lower than the amount in target direct compensation due to the ACI achievement being 85% of target. The grant date fair values of the PSUs required to be included in SEC compensation are slightly higher than the target award value due to the relative TSR component being an award with a "market condition" under applicable accounting rules.

REALIZED COMPENSATION

Mr. Friedrich's realized compensation was higher than his target direct compensation in 2020 primarily due to the quarterly vestings of his additional equity awards: (i) RSUs of $140,000 ▨ and (ii) RSUs of $288,000 ▨. His realized compensation consisted principally of his base salary, ACI at the achieved level and vestings of PSUs and RSUs.

We have excluded Mr. Friedrich's compensation for 2019 as he was not an NEO during 2019.



Other Elements of Compensation

Broad-Based Programs

Our executive officers are eligible to participate in our broad-based medical, dental, vision, life and accidental death insurance programs.

Our U.S.-based executive officers are additionally eligible to participate in our 401(k) savings plan, 2004 Employee Stock Purchase Plan, as amended and restated in 2013 and 2018 (the "ESPP"), and the Cognizant Technology Solutions Supplemental Retirement Plan (the "CSRP") on the same basis as other U.S.-based employees generally. Under the 401(k) savings plan, we match employee contributions at the rate of 50% for each dollar contributed during each pay period, up to the first 6% of eligible compensation contributed during each pay period, subject to applicable U.S. Internal Revenue Service ("IRS") limits. The matching contributions vest immediately.

Our U.S.-based executive officers who are subject to contribution restrictions under our 401(k) savings plan due to statutory limits that apply to highly-compensated employees are eligible to participate in the CSRP on the same basis as other U.S.-based employees generally. The CSRP is a nonqualified savings plan in which the employee's contributions are made on a post-tax basis to an individually owned, portable and flexible retirement plan held with a life insurance company. The CSRP works alongside established qualified retirement plans such as our 401(k) savings plan or can be the basis for a long-term stand-alone retirement savings plan. We provide a fully vested incentive match following the same formula as our 401(k) savings plan. Because the CSRP is not subject to the same IRS non-discrimination rules as our 401(k) savings plan, employees that face limitations on their 401(k) contributions due to these rules can avail themselves of the CSRP without forgoing the company match. Although there is a limit in the amount of employer contributions, there is no limit to the amount an employee may contribute to the CSRP and it can be used in concert with other retirement strategies that may be available outside of the company.

Our U.K.-based executive officers are eligible to participate in our U.K. group personal pension plan on the same basis as other U.K.-based employees generally. Under this plan, we match employee contributions of up to 10% of eligible salary (depending on the employee's job grade), subject to applicable statutory annual allowance limits. For any excess pension contributions over the annual allowance limits, which an employee is eligible for under the terms of such employee's contract of employment, such employee is paid such contribution value as a cash allowance, subject to applicable tax law.

The 401(k) savings plan, CSRP, U.K. group personal pension plan and other generally available benefit programs allow us to remain competitive for employee talent. We believe that the availability of the aforementioned broad-based benefit programs generally enhances employee morale and loyalty.

RETIREMENT, DEATH AND DISABILITY POLICY

Our executive officers and certain other senior employees are eligible to participate in our retirement, death and disability policy, which was developed by the Compensation Committee in 2020 with reference to the practices of peer group companies and with the advice of Pay Governance.

Eligibility — All employees at the vice president level and above

Retirement — Voluntary retirement upon:

- At least **55 years** of age; and
- At least **10 years** of service

Benefits — **PSUs** and **RSUs** continue to settle on the originally scheduled vesting dates following departure

- Applies only to equity awards made on or after the adoption of the policy and at least 6 months before the individual's retirement date
- PSU awards are prorated based on the portion of the performance measurement period during which the individual was employed before retirement (actual performance continues to be assessed on the full original performance measurement period)

ACI / annual bonus at the achieved level for the year during which the departure occurs for departures on or after July 1 of the year (prorated for portion of the year served) or for the prior year (if unpaid at the time of departure)

Company-paid **health benefits** for a period of time following retirement or a departure due to disability

- Executive vice president or above — 18 months
- Senior vice president — 12 months
- Vice president — 6 months

Additional Conditions — 3 months notice before retirement to allow for succession planning, execution of a release and compliance with non-competition and non-solicitation restrictions (subject to administrator discretion and where permitted by law)

Supplemental Retirement Programs

We do not have any nonqualified deferred compensation programs, pension plans or pre-tax supplemental executive retirement plans for our NEOs, except for the CSRP described under "Broad-Based Programs" on **page 47**.

Perquisites

We seek to maintain an egalitarian culture in our facilities and operations. The company's philosophy is to provide a minimal amount of personal benefits and perquisites to its executives and generally only when such benefits have a strong business purpose.

We incur expenses to ensure that our employees, including our executive officers, are accessible to us and our customers at all times and to promote our commitment to provide our employees and executives with the necessary resources and technology to allow them to operate "around the clock" in a "virtual office" environment. However, we do not view these expenses as executive perquisites because they are essential to the efficient performance of executives' duties and are comparable to the benefits provided to a broad-based group of our employees. We also provide personal security services to certain of our executive officers where we believe the provision of such services is in the interest of the company, and we may reimburse executives for approved travel expenses where an immediate family member accompanies an executive to attend a business function at which such family member is generally expected to attend. In addition, the company provides Mr. Humphries with a corporate apartment in New York City as a result of his frequent travel to our New York office.

Company Policies Impacting Compensation

Executive Stock Ownership Guidelines

CEO

6x
annual
base salary

Base salary 1x

OTHER NEOs

4x
annual
base salary

Base salary 1x

Our stock ownership guidelines are designed to further align the interests of our NEOs with those of our shareholders. Under the guidelines, each NEO is required over time to hold a number of shares with a value, as of March 2017 or, for later identified NEOs, the time an executive becomes an NEO, equal to the applicable multiple of annual base salary. The annual base salary utilized in the calculation is the annual base salary applicable as of March 2017 or, for later identified NEOs, the annual base salary when an officer becomes an NEO. Compliance is required within five years of an officer becoming an NEO, subject to limited exceptions for hardship or other personal circumstances as determined by the Compensation Committee. As of March 31, 2021, all of our NEOs who remained employed with us as of such date were in compliance with our stock ownership guidelines.

Hedging, Short Sale, Margin Account and Pledging Prohibitions

Our insider trading policies include the following prohibitions:

✕ **No Hedging or Speculation**	All of the company's directors, executive officers and other employees are prohibited from purchasing or selling puts, calls and other derivative securities of the company or any other derivative security that provides the equivalent of ownership of any of the company's securities or an opportunity, directly or indirectly, to profit from the change in value of the company's securities.	
✕ **No Short Sales**	All of the company's directors, executive officers and other employees are prohibited from engaging in short sales of company securities, preventing such persons from profiting from a decline in the trading price of the company's common stock.	
✕ **No Margin Accounts**	All of the company's directors, executive officers and other employees are prohibited from using company securities as collateral in a margin account.	
✕ **No Pledging**	All of the company's directors, executive officers and other employees are prohibited from pledging company securities as collateral for a loan, or modifying an existing pledge.	

Clawback Policy

We maintain a clawback policy, which applies to all NEOs and certain other members of management.

When Clawback Policy May Apply	Compensation Subject to Clawback
Company is required to prepare an **accounting restatement** due to material noncompliance by the company with any financial reporting requirement under the securities laws that is caused directly or indirectly by any current or former employee's gross negligence, willful fraud or failure to act that affects the performance measures or the payment, award or value of any compensation that is based in whole or in part on the achievement of financial results by the company ("incentive compensation")	Incentive compensation actually received during the preceding three years less amount that would have been received based on restated financial results
...and to the extent the restatement is caused by an **employee's willful fraud or intentional manipulation of performance measures** that affects incentive compensation, for such employee...	Same as above, but clawback may cover the entire period the employee was subject to the clawback policy
Employee **engages in illegal or improper conduct** that causes significant financial or reputational harm to the company	Any portion of incentive compensation
Employee **has knowledge of and fails to report to the board** the conduct of any other employee or agent of the company who engages in any of the conduct described above	Any portion of incentive compensation
Employee is **grossly negligent in fulfilling his or her supervisory responsibilities** to prevent any employee or agent of the company from engaging in any of the conduct described above	Any portion of incentive compensation

Equity Grant Practices

The Compensation Committee or the board approves the grant of stock-based equity awards, such as PSUs, RSUs and options, at its regularly scheduled meetings or by written consent (to be effective on the date of the meeting or receipt of all signed consents, or a later date). In addition, the committee has authorized, subject to various limitations, a committee comprised of members of the executive management team to grant stock-based equity awards to newly hired and certain existing employees, excluding executive officers and certain other senior employees. The Compensation Committee and the board do not engage in any market timing with regards to the stock-based equity awards made to executive officers or other award recipients. It is the company's policy that all stock option grants, whether made by the board, the Compensation Committee or the executive committee, have an exercise price per share equal to the fair market value of our common stock based on the closing market price per share on the grant date.

Risk Assessment

The Compensation Committee believes that its approach to goal setting and setting of targets with payouts at multiple levels of performance assists in mitigating excessive risk-taking that could harm the company's value or reward poor judgment by executives. Several features of the company's compensation program reflect sound risk management practices. Notably, the committee believes compensation has been allocated among cash and equity and short and long-term compensation elements in such a way as to not encourage excessive risk-taking, but rather to reward meeting strategic company goals that enhance shareholder value. In addition, the committee believes that the mix of equity award instruments used under the company's long-term incentive program (full value awards as well as the multi-year vesting of the equity awards) also minimize excessive risk-taking that might lead to short-term returns at the expense of long-term value creation. We also set stock ownership guidelines for our NEOs to help mitigate potential compensation risk (see **page 48**). Additionally, prior to determining the performance by the company against the targets for performance-based compensation (ACI and PSUs), the committee adjusts the targets for the impact of acquisitions completed during the performance period, which discourages excessive risk-taking with respect to M&A transactions. In sum, the committee believes that the company's compensation policies do not create risks that are reasonably likely to have a material adverse effect on the company.

Tax Considerations – Deductibility of Executive Compensation

U.S. Internal Revenue Code ("IRC") Section 162(m) imposes a $1 million annual limit on the amount that a public company may deduct for compensation paid to covered employees, which generally includes all current and certain former NEOs (2017 and later), who are employed as of the end of the year. As such, any compensation in excess of the $1 million annual limit that we may pay to a covered employee is not deductible.

Severance Benefits

We have entered into executive employment and non-disclosure, non-competition and invention assignment agreements (collectively, the "Employment Agreements") with each of the NEOs under which certain payments and benefits would be provided should the NEO's employment terminate under certain circumstances, including in connection with a change in control (see **page 58**). We believe that the Employment Agreements achieve two important goals crucial to our long-term financial success, namely, the long-term retention of our NEOs and their commitment to the attainment of our strategic objectives. These agreements will allow our NEOs to continue to focus their attention on our business operations and strategic plans without undue concern over their own financial situations during periods when substantial disruptions and distractions, including a potential change in control, might otherwise prevail. We believe that these severance packages are fair and reasonable in light of market practices for executives of a similar level of experience as our NEOs, the level of dedication and commitment of our NEOs, the contributions our NEOs have made to our growth and financial success and the value we expect to receive from retaining the continued services of our NEOs, including during challenging transition periods following a change in control.

> **NO TAX GROSS-UPS ON SEVERANCE BENEFITS**
>
> None of the NEOs is entitled to any tax gross-up payments for the tax liability they incur with respect to such severance benefits or other changes in control-related payments. The material terms of the NEOs' Employment Agreements and post-employment compensation are described in "Potential Payments Upon Termination or Change in Control" starting on **page 58**.

Compensation

Compensation Committee Report

The Compensation Committee has furnished the report set forth below. The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in the company's proxy statement for the 2021 annual meeting of shareholders. The Compensation Committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in such proxy statement for filing with the Securities and Exchange Commission and incorporated by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2020.

By the Compensation Committee of the Board of Directors of Cognizant Technology Solutions Corporation

            

VINITA BALI   **JOHN N. FOX, JR.**   **LEO S. MACKAY, JR.**   **MICHAEL PATSALOS-FOX**   **JOSEPH M. VELLI**

Executive Compensation Tables

2020 Summary Compensation Table

The following 2020 Summary Compensation Table provides certain summary information concerning the compensation earned for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2018, 2019 and 2020 by our CEO, CFO, our former CFO and each of our three other most highly compensated executive officers who were serving as executive officers at the end of the 2020 fiscal year (collectively, the "NEOs"). No executive officers who would have otherwise been includable in such table on the basis of total compensation for the 2020 fiscal year have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Comp.	All Other Comp.	SEC Total
Brian Humphries CEO	2020	$1,026,681	—	$10,692,541	$1,745,358	$343,360	$13,807,940
	2019	$ 769,649	$4,000,000	$10,346,672	$ 658,819	$182,862	$15,958,002
Jan Siegmund CFO	2020	$ 266,667	$ 266,667	$ 5,656,360	—	—	$ 6,189,694
Karen McLoughlin Former CFO	2020	$ 750,000	—	$ 6,599,285	$ 637,500	$ 9,062	$ 7,995,847
	2019	$ 750,000	—	$ 4,299,924	$ 321,000	$ 9,746	$ 5,380,670
	2018	$ 700,000	—	$ 4,199,928	$ 613,900	$ 9,327	$ 5,523,155
Becky Schmitt Chief People Officer	2020	$ 595,845	$ 600,000	$ 7,558,558	$ 506,468	$211,263	$ 9,472,134
Malcolm Frank President, Cognizant Digital Business	2020	$ 650,000	—	$ 6,507,688	$ 552,500	$ 8,000	$ 7,718,188
	2019	$ 650,000	—	$ 3,499,919	$ 278,200	$ 7,750	$ 4,435,869
	2018	$ 535,000	—	$ 3,667,159	$ 469,195	$ 5,750	$ 4,677,104
Matthew Friedrich Former General Counsel	2020	$ 650,000	—	$ 4,972,408	$ 552,500	$ 8,000	$ 6,182,908

Year. Under applicable SEC rules, we have excluded compensation for Mr. Siegmund, Ms. Schmitt and Mr. Friedrich for 2019 and 2018, and Mr. Humphries for 2018, as they were not NEOs during those years. Mr. Humphries, Mr. Siegmund and Ms. Schmitt were first employed by the company on April 1, 2019, September 1, 2020 and February 3, 2020, respectively. Mr. Friedrich became an NEO in 2020.

Salary. Salaries are paid in the local currency of the resident jurisdiction of each NEO. The local currency for all NEOs, other than Mr. Humphries, is US$. For purposes of this column, Mr. Humphries' salary has been converted to US$ from GBP at an exchange rate of £1 = $1.28, the twelve-month average exchange rate for fiscal year 2020.

Bonus. From time to time, our Compensation Committee determines that a cash bonus is appropriate in light of an NEO's individual circumstances.

> **Mr. Humphries.** Mr. Humphries received a one-time cash sign-on bonus upon his joining the company on April 1, 2019 that was designed to compensate him for long-term compensation at Vodafone he forfeited on joining Cognizant and of which $1,000,000 of the after-tax amount he was required to utilize to purchase shares of our common stock during our first open market trading window after April 1, 2019 (see **page 41**).

> **Mr. Siegmund.** As he joined the company on September 1, 2020, Mr. Siegmund's offer letter provided him a prorated 2020 ACI award payout at target in lieu of such award payout being based on company performance. As such, the amount of such award is included in "Bonus" instead of under "Non-Equity Incentive Plan Compensation".

> **Ms. Schmitt.** Ms. Schmitt received a one-time cash sign-on bonus upon her joining the company on February 3, 2020 that was designed to compensate her for a portion of the long-term compensation at Walmart that she forfeited upon joining Cognizant.

Stock Awards. Amounts shown in this column represent the aggregate grant date fair value of PSUs and RSUs determined in accordance with FASB ASC Topic 718 granted in each respective year. These amounts reflect the Company's accounting expense and do not correspond to the actual value that will be realized by the NEO. The reported dollar amounts do not take into account any estimated forfeitures related to continued service vesting requirements. See **pages 34** to **46** for information on the terms of the RSUs and PSUs granted during 2020. None of the NEOs, except for Ms. McLoughlin due to retirement, forfeited any stock awards during the 2018, 2019 or 2020 fiscal years. For information regarding assumptions underlying the valuation of stock-based awards, see the notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the applicable fiscal year.

Compensation

The grant date fair value of stock awards granted in 2020 resulted from PSU and RSU awards with the grant date fair values set out below. The 2020/22 PSUs (3-year) were part of the target direct compensation ("TDC") for all NEOs. The 2020/21 PSUs (2-year) were part of additional equity awards made to certain longer-serving NEOs.

	Mr. Humphries	Mr. Siegmund	Ms. McLoughlin	Ms. Schmitt	Mr. Frank	Mr. Friedrich
PSUs						
2020/22 PSUs (3-year) *(included in TDC)*	$ 6,532,560	$ 781,413	$2,407,841	$1,308,577	$1,989,049	$1,230,026
2020/21 PSUs (2-year) *(additional equity awards)*	—	—	$1,116,496	—	$ 977,495	$ 505,618
RSUs						
Included in TDC	$ 4,159,981	$4,874,947	$1,999,963	$6,249,981	$1,599,961	$1,749,960
Additional equity awards	—	—	$1,074,985	—	$1,941,183	$1,486,804

The grant date fair values of PSUs granted to our NEOs during 2020, assuming maximum performance (200%), would be as set out below.

PSUs, settlement at maximum – 200%	Mr. Humphries	Mr. Siegmund	Ms. McLoughlin	Ms. Schmitt	Mr. Frank	Mr. Friedrich
2020/22 PSUs (3-year) *(included in TDC)*	$11,212,494	$1,343,894	$4,132,807	$2,246,002	$3,414,005	$2,111,177
2020/21 PSUs (2-year) *(additional equity awards)*	—	—	$1,922,674	—	$1,683,351	$ 870,712

The grant date fair value of the portion of the 2020/22 PSUs (3-year) and 2020/21 PSUs (2-year) relating to relative TSR (see **pages 34 to 38**) are determined in accordance with FASB ASC Topic 718 as an award with a "market condition," meaning that the potential for maximum performance is built into the grant date fair value calculation.

Non-Equity Incentive Plan Compensation. Amounts shown in this column represent cash incentive awards earned for each respective fiscal year and paid in the first quarter of the following year under our ACI program (see **pages 34 to 46**). ACI is paid in the local currency of the resident jurisdiction of each NEO. The local currency for all NEOs, other than Mr. Humphries, is US$. For purposes of this column, Mr. Humphries' ACI has been converted to US$ from GBP at an exchange rate of £1 = $1.28, the twelve-month average exchange rate for fiscal year 2020.

All Other Compensation. We provide our NEOs with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2020 are shown in the table below.

	Mr. Humphries	Mr. Siegmund	Ms. McLoughlin	Ms. Schmitt	Mr. Frank	Mr. Friedrich
Corporate apartment	$217,439	—	—	—	—	—
Home security services	$ 23,253	—	$ 512	—	—	—
Pension allowance	$ 99,139	—	—	—	—	—
U.K. group personal pension plan matching contribution	$ 3,529	—	—	—	—	—
401(k) matching contribution	—	—	$3,750	—	$8,000	$8,000
CSRP matching contribution	—	—	$4,800	—	—	—
Relocation expense (estimated)	—	—	—	$161,913, plus $49,350 gross-up for taxes	—	—

For Mr. Humphries, (i) the value of the pension allowance represents the amount of employer contributions under the U.K. group personal pension plan in excess of the statutory annual allowance limit that are paid to Mr. Humphries as a cash allowance, subject to applicable income tax, and (ii) the value of the U.K. group personal pension plan matching contribution represents the employer contributions to such plan (see **page 47**). The value of home security services provided to Mr. Humphries is converted to US$ from CHF at exchange rate of 1 CHF = $1.07, the twelve-month average exchange rate for fiscal year 2020, and the values of pension allowance and the employer contributions under the U.K. group personal pension plan are converted to US$ from GBP at an exchange rate of £1 = $1.28, the twelve-month average exchange rate for fiscal year 2020.

2020 Grants of Plan-Based Awards Table

The following table provides certain summary information concerning each grant of an award made to an NEO in the 2020 fiscal year under a compensation plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards: Number of Shares of Stock or Units			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Equity Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Brian Humphries	3/5/2020	$1,026,681	$2,053,363	$4,106,726					
	3/5/2020				52,061	104,121	208,242		$6,532,560
	3/5/2020							69,414	$4,159,981
Jan Siegmund	9/1/2020				5,600	11,199	22,398		$ 781,413
	9/1/2020							72,793	$4,874,947
Karen McLoughlin	3/5/2020	$ 375,000	$ 750,000	$1,500,000					
	3/5/2020				19,189	38,378	76,756		$2,407,841
	3/5/2020				8,969	17,937	35,874		$1,116,496
	3/5/2020							51,309	$3,074,948
Becky Schmitt	3/5/2020	$ 297,922	$ 595,845	$1,191,690					
	3/5/2020				10,429	20,857	41,714		$1,308,577
	2/3/2020							99,824	$6,249,981
Malcolm Frank	3/5/2020	$ 325,000	$ 650,000	$1,300,000					
	3/5/2020				15,852	31,703	63,406		$1,989,049
	3/5/2020				7,852	15,704	31,408		$ 977,495
	3/5/2020							59,088	$3,541,144
Matthew Friedrich	3/5/2020	$ 325,000	$ 650,000	$1,300,000					
	3/5/2020				9,803	19,605	39,210		$1,230,026
	3/5/2020				4,062	8,123	16,246		$ 505,618
	3/5/2020							24,809	$1,486,804
	5/19/2020							33,993	$1,749,960

Estimated Future Payouts Under Non-Equity Incentive Plan Awards. Represents the range of ACI that can be earned by the NEO if the threshold, target and maximum performance targets are achieved. The ACI is prorated if performance levels are achieved between the threshold and target levels or between the target and maximum levels. Performance below the threshold results in no ACI payout to the NEO. **See pages 34 to 38** for information regarding the methodology and performance criteria applied in determining these potential cash incentive amounts. The actual ACI paid to each NEO for his or her 2020 performance is reported as "Non-Equity Incentive Plan Comp." in the 2020 Summary Compensation Table on **page 51**. For Mr. Humphries, the ACI amount, including threshold, target and maximum payouts, was set in his resident jurisdiction local currency and such amounts were converted to US$ for purposes of the table above based on the twelve-month average exchange rate for fiscal year 2020 of £1 = $1.28.

Estimated Future Payouts Under Equity Incentive Plan Awards. Represents the range of shares that could vest pursuant to PSU awards. The values set out above for Mr. Humphries, Mr. Siegmund and Ms. Schmitt, and the values set out above in the first of the two rows with values in this column for Ms. McLouglin, Mr. Frank and Mr. Friedrich, are for the 2020/22 PSUs (3-year) awarded to such individuals in 2020 and included in target direct compensation. The values set out above in the second of the two rows with values in this column for Ms. McLouglin, Mr. Frank and Mr. Friedrich are for the 2020/21 PSUs (2-year) granted to such individuals as additional equity awards in 2020 and not included in target direct compensation. See **pages 34 to 46** for a description of the terms of the PSUs and the awards to the NEOs.

All Other Stock Awards. Represents RSUs granted in 2020. For Ms. McLoughlin, Mr. Frank and Mr. Friedrich, it includes 17,937, 32,390 and 24,809 RSUs respectively, that were granted on March 5, 2020 as additional equity awards that were not included in target direct compensation. See **page 34** and **pages 40 to 46** for a description of the terms of the RSUs and the awards to NEOs.

Grant Date Fair Value of Equity Awards. Represents the grant date fair value of the PSUs and RSUs determined in accordance with FASB ASC Topic 718, assuming target achievement for PSUs. For information regarding assumptions underlying the valuation of stock-based awards, see Note 17 to the Consolidated Financial Statements in our 2020 Annual Report.

Outstanding Equity Awards at Fiscal Year-End 2020 Table

The following table provides certain summary information concerning outstanding equity awards held by the NEOs as of December 31, 2020. Our NEOs did not hold any outstanding option awards as of December 31, 2020.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Brian Humphries	20,311[2]	$1,664,486		
	52,061[2]	$4,266,399		
			108,327[3]	$ 8,877,398
			104,121[5]	$ 8,532,716
Jan Siegmund	20,532[2]	$1,682,597		
	41,996[2]	$3,441,572		
			11,199[5]	$ 917,758
Karen McLoughlin	38,482[2]	$3,153,600		
			12,794[5]	$1,048,468[5]
			8,969[6]	$ 735,010[6]
Becky Schmitt	74,868[2]	$6,135,433		
			20,857[5]	$ 1,709,231
Malcolm Frank	1,005[2]	$ 82,360		
	1,710[2]	$ 140,135		
	9,254[2]	$ 758,365		
	44,316[2]	$3,631,696		
			—[4]	—
			31,703[5]	$2,598,061[5]
			15,704[6]	$1,286,943[6]
Matthew Friedrich	1,728[2]	$ 141,610		
	1,701[2]	$ 139,397		
	18,607[2]	$1,524,844		
	24,281[2]	$1,989,828		
			—[4]	—
			19,605[5]	$1,606,630[5]
			8,123[6]	$ 665,680[6]

[1] Market value was determined based on the closing price of our common stock of $81.95 on December 31, 2020.

[2] Amounts shown represent the following with respect to RSUs:

Mr. Humphries. Awards shown are time-based RSUs that were granted on April 1, 2019 and March 2, 2020, respectively, and vest on specified dates if Mr. Humphries is still employed by the company. A total of 36,678 shares are scheduled to vest in January, March, April, June, July, September, October and December of 2021; a total of 29,909 shares are scheduled to vest in January, March, April, June, September and December of 2022; and 5,785 shares are scheduled to vest in March of 2023.

Mr. Siegmund. Awards shown are time-based RSUs that were granted on September 1, 2020 and vest on specified dates if Mr. Siegmund is still employed by the company. A total of 32,662 shares are scheduled to vest in March, June, September and December of 2021; a total of 21,462 shares are scheduled to vest in March, June, September and December of 2022; and a total of 8,404 shares are scheduled to vest in March, June and September of 2023.

Ms. McLoughlin. Awards shown are time-based RSUs that were granted on March 5, 2020 and vested on December 31, 2020 upon her retirement in accordance with the applicable terms of the retirement, death and disability policy. A total of 17,103 shares will be settled in March, June, September and December of 2021; a total of 17,103 shares will be settled in March, June, September and December of 2022; and 4,276 shares will be settled in March of 2023, subject in each case to continued compliance with the applicable terms of the retirement, death and disability policy.

Ms. Schmitt. Awards shown are time-based RSUs that were granted on February 3, 2020 and vest on specified dates if Ms. Schmitt is still employed by the company. A total of 33,274 shares are scheduled to vest in February, May, August, and November of 2022; a total of 33,275 shares are scheduled to vest in February, May, August, and November of 2022; and 8,319 shares are scheduled to vest in February of 2023.

Mr. Frank. Awards shown are time-based RSUs that were granted on February 26, 2018, June 12, 2018, February 26, 2019 and March 5, 2020, respectively, and vest on specified dates if Mr. Frank is still employed by the company. A total of 29,814 shares are scheduled to vest in March, June, September and December of 2021; a total of 21,547 shares are scheduled to vest in March, June, September and December of 2022; and 4,924 shares are scheduled to vest in March of 2023.

Mr. Friedrich. Awards shown are time-based RSUs that were granted on June 12, 2018, February 26, 2019, March 5, 2020 and May 19, 2020, respectively, and would have vested on specified dates if Mr. Friedrich were still employed by the company. A total of 25,924 shares were scheduled to vest in February, March, May, June, August, September, November and December of 2021; a total of 16,702 shares were scheduled to vest in February, March, May, June, August, September, November and December of 2022; and a total of 3,691 shares were scheduled to vest in February and March of 2023. As Mr. Friedrich left the company in January 2021, all of these unvested awards were forfeited.

[3] **2019/23 CEO PSUs (New Hire).** Represents the number of unearned shares not vested equal to the threshold award for PSUs granted in 2019 with a market condition, as described in FASB ASC Topic 718, and a four-year performance measurement period (April 1, 2019 – April 1, 2023). See **pages 34** to **41** for additional information.

[4] **2019/20 PSUs.** Represents the number of shares that will vest with respect to the PSUs granted in 2019 with a 2019/20 performance measurement period (combined performance of the company for 2019 and 2020). Performance for such awards was below threshold levels as set forth on **pages 36** to **39**. As such, no shares will vest from these awards.

[5] **2020/22 PSUs (3-year).** Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2020 with a 3-year performance measurement period (combined performance of the company for 2020, 2021 and 2022). See **pages 34** to **46** for additional information. After the Compensation Committee determines, based on the performance for fiscal 2020, 2021 and 2022, the number of shares that may vest, such shares will vest no later than March 15, 2023 (subject to continued employment through such date). As a result of her retirement on December 31, 2020 under the retirement, death and disability policy, Ms. McLoughlin remains eligible to vest as to 1/3rd of such unearned shares as a result of her retirement under such policy 1/3rd of the way through the 3-year performance period. As Mr. Friedrich left the company in January 2021, he forfeited all of these unearned shares.

[6] **2020/21 PSUs (2-year).** Represents the number of unearned shares not vested equal to the target award for PSUs granted in 2020 with a 2-year performance measurement period (combined performance of the company for 2020 and 2021). See **pages 34** to **46** for additional information. After the Compensation Committee determines, based on the performance for fiscal 2020 and 2021, the number of shares that may vest, such shares will vest no later than March 15, 2022 (subject to continued employment through such date). As a result of her retirement on December 31, 2020 under the retirement, death and disability policy, Ms. McLoughlin remains eligible to vest as to 1/2 of such unearned shares as a result of her retirement under such policy 1/2 of the way through the 2-year performance period. As Mr. Friedrich left the company in January 2021, he forfeited all of these unearned shares.

2020 Option Exercises and Stock Vested Table

None of our NEOs held or exercised any options during 2020. The following table provides information about the value realized by the NEOs on stock award vestings during the year ended December 31, 2020.

Name	Stock Awards	
	Number of Shares Acquired on Vesting Date	Value Realized on Vesting
Brian Humphries	30,894	$ 1,989,574
Jan Siegmund	10,265	$ 809,703
Karen McLoughlin	64,061	$ 4,203,209
Becky Schmitt	24,956	$ 1,645,441
Malcolm Frank	59,928	$ 3,938,138
Matthew Friedrich	50,470	$ 3,290,866

Stock Awards. The number of shares shown in the table reflects the gross number of shares each NEO was entitled to receive upon vesting of the underlying PSUs or RSUs. The company reduced the number of shares issued to each NEO by automatically withholding a number of shares with a fair market value as of the vesting date sufficient to satisfy required tax withholdings. Each NEO actually received the following net number of shares (and net value realized on vesting, including any dividend equivalents payable on vesting) following such share withholding: Mr. Humphries, 23,550 ($1,541,280); Mr. Siegmund, 6,359 ($500,199); Ms. McLoughlin, 33,524 ($2,123,795); Ms. Schmitt, 14,356 ($941,644); Mr. Frank, 33,304 ($2,134,055); and Mr. Friedrich, 26,622 ($1,692,911). Value realized on vesting is calculated by multiplying the number of shares acquired on vesting by the fair market value of the shares on the respective vesting dates, including any dividend equivalents payable on vesting.

2020 Nonqualified Deferred Compensation Table

None of the NEOs participated in any nonqualified defined contribution or other nonqualified deferred compensation plan in 2020.

2020 Pension Benefits Table

None of the NEOs participated in any defined benefit pension plan in 2020.

Equity Compensation Plan Information

The following table provides information as of December 31, 2020 with respect to the shares of our common stock that may be issued under our existing equity compensation plans approved by shareholders, which include the 2017 Incentive Award Plan (the "2017 Plan"), the ESPP, and our prior equity compensation plan, the 2009 Incentive Compensation Plan (the "2009 Plan"). The 2017 Plan succeeded the 2009 Plan. Awards granted under the 2009 Plan remain valid, though no additional awards may be granted from such plan. For additional information on our equity compensation plans, see Note 17 to the Consolidated Financial Statements in our 2020 Annual Report.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans (excludes securities reflected in first column)
Equity compensation plans approved by security holders	6,124,667	$ 60.23	34,707,546
Equity compensation plans not approved by security holders	–	N/A	—
Total	**6,124,667**	**$60.23**	**34,707,546**

Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights. The securities listed in this column exclude purchase rights outstanding under the ESPP. Under such plan, employees may purchase whole shares of common stock at a price per share equal to 90% of the lower of the fair market value per share on the first day of the purchase period or the fair market value per share on the last day of the purchase period. As of December 31, 2020, 55,979 shares may be issued pursuant to stock options upon exercise, 1,664,542 shares may be issued pursuant to PSUs upon vesting and 4,404,146 shares may be issued pursuant to RSUs upon vesting. The number of shares that may be issued under the outstanding and unvested PSUs for which the performance measurement period has not ended is based on vesting of the maximum number of award shares (200% of the target number of award shares). The actual number of shares that may vest may range from 0% to 200% of the target number based on the level of achievement of the applicable performance metrics and the continued service vesting requirements. See **pages 34** to **39**.

Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights. As of December 31, 2020, the weighted-average exercise price of outstanding options to purchase common stock was $60.23. No weighting was assigned to PSUs or RSUs as no exercise price is applicable to PSUs or RSUs.

Number of Securities Available for Future Issuance Under Equity Compensation Plans. The securities listed in this column include 28,805,003 shares available for future issuance under the 2017 Plan. Any shares underlying outstanding awards that are forfeited under the 2009 Plan (which are included in the first column of this table) will be available for future issuance under the 2017 Plan. Also includes 5,902,543 shares available for future issuance under the ESPP. As of December 31, 2020, there were no outstanding purchase periods under the ESPP.

CEO Pay Ratio

We are required by SEC rules and regulations to disclose the annual total compensation for our CEO and an estimate of the median annual total compensation for our worldwide employee population excluding our CEO, and the ratio of annual total compensation for our CEO to the annual total compensation for our median employee. As further described below, we have also included supplemental pay ratio information to show the ratios of the annual total compensation of our CEO to the annual total compensation of our median employees in the United States and the United Kingdom and Western Europe, respectively.

The following table provides information, based on our reasonable estimates, about the relationship between the annual total compensation of our CEO and the annual total compensation of our median employees for the year ended December 31, 2020.

Category	Median Employee Annual Total Compensation	CEO Annual Total Compensation	Pay Ratio (CEO : median employee)
CEO Pay to Worldwide Median Employee Pay *(SEC-required pay ratio disclosure)*	$33,358		414 : 1
CEO Pay to U.S. Median Employee Pay *(Supplemental pay ratio information)*	$87,375	$13,807,940	158 : 1
CEO Pay to U.K. and Western Europe Median Employee Pay *(Supplemental pay ratio information)*	$72,253		191 : 1

Employees Included. The company had approximately 289,500 employees at the end of 2020, with 43,500 in North America, 13,400 in Continental Europe, 6,800 in the United Kingdom and 225,800 in various other locations throughout the rest of the world, including 204,500 in India. In identifying the worldwide median employee, we included all such employees, except for our CEO and approximately 2,500 employees of Bright Wolf, Code Zero, Collaborative Solutions, EI Technologies, Levementum, New Signature, 10th Magnitude and Tin Roof, which businesses we acquired during 2020 (the "2020 Acquired Companies"). In identifying the U.S. median employee and the U.K. and Western Europe median employee, we included all employees in the United States and in the United Kingdom and Western Europe, respectively, except for our CEO and employees of the 2020 Acquired Companies. We did not include any independent contractors in either calculation.

Compensation Included. In identifying the median employees, we used the actual salary, bonus and ACI for 2020 (in each case annualized for full-time employees who joined during 2020) and the grant date fair value of PSUs and RSUs awarded during 2020 for each applicable employee as of December 31, 2020. Where there were multiple employees with the resulting median compensation, we calculated each such employee's annual total compensation in the same manner as the "SEC Total" of compensation shown for our CEO in the "2020 Summary Compensation Table" on **page 51**. We used such annual total compensation to identify the median of such employees and for disclosure of median employee pay herein (averaged where the median fell between two employees).

Currency Conversion. For employees receiving their compensation in a currency other than US$, including our CEO, we translated such compensation to US$ at twelve-month average exchange rates for 2020.

Cost-of-Living Adjustment. We applied a cost-of-living adjustment to the compensation of each of our employees resident in a jurisdiction other than the jurisdiction in which our CEO is based (the United Kingdom) in order to adjust the compensation of such employees to the jurisdiction in which our CEO is based. In making such cost-of-living adjustments, we used the cost-of-living index for the country in which the employee was based for all employees not based in the United Kingdom. Each such cost-of-living index, including that for India (24.12), the location of the worldwide median employee, the United States (72.47), the location of the U.S. median employee, and the United Kingdom (65.67), the location of the U.K. and Western Europe median employee, was used to adjust the applicable compensation of employees to the cost-of-living index for the United Kingdom (65.67). All cost-of-living indexes used were as published by *Numbeo.com* for mid-year 2020. Without application of a cost-of-living adjustment, and after otherwise utilizing the same process described above to identify the worldwide median employee, the worldwide median employee would have been a full-time, salaried employee located in India with annual total compensation of $13,460. The ratio of the annual total compensation of our CEO to such median employee's annual total compensation was 1,026 : 1.

Supplemental U.S. Median Employee and U.K. and Western Europe Median Employee Pay Ratios. The form and amount of our CEO's annual total compensation is largely influenced by prevailing compensation practices in the United States and in the United Kingdom and Western Europe and the competitive market for senior executive talent. While the market for such talent is global, given that the company is a U.S.-headquartered, publicly-traded company with revenues derived principally from the United States, the United Kingdom and Western Europe, we believe that it is useful to understand the relationship between the annual total compensation of our CEO and the annual total compensation of our median employees in the United States and the United Kingdom and Western Europe, respectively. As noted above, the medians of the annual total compensation of our employees included in these calculations were adjusted to the cost-of-living index for the United Kingdom.

Potential Payments Upon Termination or Change in Control

Overview of Potential Payments

We have entered into employment agreements with our NEOs that provide certain benefits upon such employees being terminated without Cause or leaving for Good Reason (each, a "Qualifying Termination" — see "What is a 'Qualifying Termination'?" below for more details). Such benefits are adjusted in the event the Qualifying Termination occurs within the 12 months following a change in control. The table below summarizes the benefits under the employment agreements, as applicable to each of our NEOs who remain executive officers as of the date of this proxy statement.

Compensation

| Termination Event | Employment Agreement Version | Salary and ACI | Benefits | Unvested RSUs / Time-Based Awards | Unvested PSUs / Performance-Based Awards | |
					Performance Measurement Period Ended; Performance Objectives Satisfied	Performance Measurement Period Not Ended
Qualifying Termination – **no Change in Control**	**Humphries, Siegmund and Schmitt**	**1x** ...base salary, payable over 12 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of awards that would otherwise vest in the next **12 months**	Acceleration of awards that would otherwise vest in the next **12 months**	**Forfeited**
	Frank	**22 months** ...base salary, payable in installments	**12 months** of reimbursement for COBRA premiums			
Qualifying Termination – within 12 months of **Change in Control**	**Humphries, Siegmund and Schmitt**	**2x** ...base salary, payable over 24 months ...ACI (100% of target), payable in a lump sum	**18 months** of reimbursement for COBRA premiums, as applicable	Acceleration of **entire award**	Acceleration of **entire award**	**Acceleration of entire award** (based on performance as of change in control date)
	Frank	**1x** ...base salary, payable over 12 months ...ACI (100% of target), payable in a lump sum	**12 months** of reimbursement for COBRA premiums			

WHAT IS A "QUALIFYING TERMINATION"?

Termination without "Cause"

"Cause" is defined as:

- Willful malfeasance or willful misconduct in connection with employment;
- Continuing failure to perform duties requested;
- Failure to observe material policies of the company;
- Commission of any felony or any misdemeanor involving moral turpitude;
- Engaging in any fraudulent act or embezzlement; or
- Any material breach of an employment agreement.

Leaving for "Good Reason"

"Good Reason" is defined as:

- A material diminution of authority, duties or responsibilities;
- A material diminution in overall compensation package that is not broadly applied to other executives;
- The company's failure to obtain from its successor the express assumption of an employment agreement; or
- The company's change, without the executive officer's consent, in the principal place of his or her work to a location more than 50 miles from the primary work location, but only if the change is after a change in control (provided, however, that, with respect to Mr. Humphries, a change in his principal place of work to New York or New Jersey would not constitute "Good Reason").

DEATH BENEFITS

The employment agreements applicable to Mr. Humphries, Mr. Siegmund and Ms. Schmitt (but not Mr. Frank) also provide the following death benefits:

- 1x ACI (100% of target), prorated for the portion of the year the employee served, payable in a lump sum;
- Acceleration of the entirety of any equity awards that would have vested solely upon continued service with the company; and
- Acceleration of any equity awards that had performance measurement periods ongoing, with the level of achievement determined by the Compensation Committee's good faith determination of the level of company achievement of the performance objectives for the portion of the performance measurement period that elapsed prior to death.

NO EXCESS PARACHUTE PAYMENTS

The employment agreements also provide that in the event any payments under the employment agreements would constitute parachute payments under IRC Section 280G, then the payments under the employment agreements will be reduced by the minimum amount necessary so that no amounts paid will be non-deductible to the company or subject to the excise tax imposed under IRC Section 4999.

Cash severance payments are contingent on the executive officers executing and not revoking a waiver and release of claims against the company and complying with one-year post-termination non-competition and non-solicitation covenants, a six-month post-termination intellectual property covenant and a perpetual confidentiality covenant (subject to administrator discretion and where permitted by law). Upon any termination of employment, each executive officer will also be entitled to any amounts earned, accrued and owed but not yet paid as of the termination date and any benefits accrued and earned in accordance with the terms of any benefits plans or programs, and these amounts are not conditioned upon the release becoming effective.

Calculation of Potential Payments

The following table shows potential payments to our NEOs under the employment agreements in effect on December 31, 2020 (as opposed to the date of this proxy statement for the table on **page 58**) in the event of a Qualifying Termination prior to or within 12 months following a change in control. After the period of 12 months following a change in control, the potential payments upon a Qualifying Termination, absent another change in control, revert to those prior to a change in control as set forth below. Potential payments are calculated assuming a December 31, 2020 Qualifying Termination date and, where applicable, using the closing price of our common stock of $81.95 on December 31, 2020, as reported on Nasdaq.

Name	Trigger	Salary and Bonus	Benefits	Awards Acceleration / Extension	Total
Brian Humphries	Qualifying Termination Prior to Change in Control	$3,080,044	—	$ 3,005,762	$ 6,085,806
	Qualifying Termination Following Change in Control	$6,160,089	—	$ 8,337,593	$14,497,682
	Death or Disability	$2,053,363	—	$ 8,337,593	$10,390,956
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Jan Siegmund	Qualifying Termination Prior to Change in Control	$1,600,000	—	$ 2,676,651	$ 4,276,651
	Qualifying Termination Following Change in Control	$3,200,000	—	$ 5,382,968	$ 8,582,968
	Death or Disability	$ 800,000	—	$ 5,382,968	$ 6,182,968
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Karen McLoughlin	Qualifying Termination Prior to Change in Control	—	—	—	—
	Qualifying Termination Following Change in Control	—	—	—	—
	Death or Disability	—	—	—	—
	Retirement	—	$19,753	$ 3,656,691	$ 3,676,444
	Termination for Other Reasons	—	—	—	—
Becky Schmitt	Qualifying Termination Prior to Change in Control	$1,300,000	$11,302	$ 2,726,804	$ 4,038,106
	Qualifying Termination Following Change in Control	$2,600,000	$11,302	$ 6,617,544	$ 9,228,846
	Death or Disability	$ 650,000	—	$ 6,617,544	$ 7,267,544
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Malcolm Frank	Qualifying Termination Prior to Change in Control	$1,191,667	$18,330	$ 2,443,257	$ 3,653,254
	Qualifying Termination Following Change in Control	$1,300,000	$18,330	$ 5,708,309	$ 7,026,639
	Death or Disability	—	—	—	—
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—
Matthew Friedrich	Qualifying Termination Prior to Change in Control	$1,300,000	—	$ 2,124,472	$ 3,424,472
	Qualifying Termination Following Change in Control	$2,600,000	—	$ 4,436,609	$ 7,036,609
	Death or Disability	$ 650,000	—	$ 4,436,609	$ 5,086,609
	Retirement	—	—	—	—
	Termination for Other Reasons	—	—	—	—

Ms. McLoughlin. Ms. McLoughlin retired on December 31, 2020. In accordance with the applicable terms of the company's retirement, death and disability policy, she was entitled to retirement benefits upon her departure (see **page 47**).

Mr. Friedrich. Mr. Friedrich left the company in January 2021 and, as such, does not remain eligible for the benefits listed in this table. This table provides the SEC-required information as of December 31, 2020.

PROPOSAL 3

Ratification of Appointment of Independent Registered Public Accounting Firm

✅ **The board unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.**

WHAT ARE YOU VOTING ON?

Our Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit our consolidated financial statements and our internal control over financial reporting for 2021. We are asking our shareholders to ratify this appointment of PwC. Although ratification is not required by our by-laws or otherwise, the board values the opinions of our shareholders and believes that shareholder ratification of the Audit Committee's selection is a good corporate governance practice. If the selection is not ratified, the committee will take this fact into consideration in determining whether it is appropriate to select another independent auditor for 2021 or future years. Even if the selection is ratified, the committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of the company and its shareholders.

Audit Matters

Independent Auditor

Review and Engagement

The Audit Committee is directly responsible for the appointment, compensation (including negotiation and approval of the audit fees), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The committee and its chair are directly involved in the selection of the lead audit partner at the start of each rotation.

To ensure continuing audit independence:

- The Audit Committee periodically considers whether there should be a change of the accounting firm that is retained, and considers the advisability and potential impact of selecting a different accounting firm;
- Neither the accounting firm nor any of its members is permitted to have any direct or indirect financial interest in or any connection with us in any capacity other than as our auditors, providing audit and non-audit related services; and
- In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide services to our company. For lead audit partners and quality review partners, the maximum number of consecutive years of service in that capacity is five years.

The members of the Audit Committee and the board believe that the continued retention of PwC to serve as the company's independent registered public accounting firm is in the best interests of the company and its shareholders.

Annual Meeting Attendance

We expect PwC representatives to attend the annual meeting. They will have an opportunity to make a statement if they wish and are expected to be available to respond to appropriate questions from shareholders.

Pre-Approval Policy and Procedures

The Audit Committee has adopted a policy that generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the committee or the engagement is entered into pursuant to one of the pre-approval procedures described below. From time to time, the committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided. The committee has also delegated to its chair the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any such approval of services pursuant to this delegated authority is reported on at the next committee meeting. During 2019 and 2020, the committee approved all services provided to us by PwC that are subject to the pre-approval procedures in accordance with our pre-approval policy.

Auditor Fees

The following table summarizes the fees of PwC, our independent registered public accounting firm, for each of the last two fiscal years.

Fee Category	2019	2020
Audit Fees	$ 5,990,300	$ 6,147,400
Audit-Related Fees	1,325,600	5,775,300
Tax Fees	1,240,300	641,600
All Other Fees	596,300	79,200
Total	**$9,152,500**	**$12,643,500**

Audit Fees. Audit fees consist of fees for the audit of our consolidated financial statements (including internal controls over financial reporting), the review of our interim quarterly financial statements, and other professional services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under "Audit Fees", including independent assessments for service organization control reports and acquisition financial due diligence services. The increase in audit-related fees from 2019 to 2020 was principally due to increased financial due diligence services related to business combinations, with a higher number of service organization control reports also contributing to the increase.

Tax Fees. Tax fees comprise fees for a variety of permissible services relating to tax compliance, tax planning and tax advice. These services include assistance in complying with local transfer pricing requirements, assistance with local tax audits and assessments, withholding tax and indirect tax matters, preparation and filing of local tax returns, and technical advice relating to local and international tax matters. The decrease in tax fees from 2019 to 2020 was principally related to decreased local tax advisory services.

All Other Fees. All other fees consist of fees not reported under the categories above and primarily include immigration services, assessment of non-financial metrics and documentation, non-financial due diligence services related to acquisitions and accounting research software. The decrease from 2019 to 2020 is attributable to a reduction in fees for non-financial due diligence services related to acquisitions.

Audit Committee Report

The Audit Committee has furnished the report set forth below.

To the Board of Directors of Cognizant Technology Solutions Corporation:

The Audit Committee of the board acts under a written charter, which is available in the "Corporate Governance" section of the "About Cognizant" page of the company's website located at www.cognizant.com. The members of the committee are independent directors, as defined in its charter and the rules of The Nasdaq Stock Market LLC. The committee held 15 meetings during 2020. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The company's independent registered public accounting firm ("auditor") is responsible for performing an independent integrated audit of the company's annual financial statements and management's assessment of the effectiveness of the company's internal control over financial reporting. The committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed the company's audited financial statements for the fiscal year ended December 31, 2020 and has discussed these financial statements with management and the company's auditor. The committee has also received from, and discussed with, the company's auditor various communications that such auditor is required to provide to the committee, including the matters required to be discussed by, as may be modified or supplemented by, the PCAOB and the SEC. The company's auditor also provided the committee with written disclosures and the letter from the auditor required by the applicable requirements of the PCAOB regarding the auditor's communications with the committee concerning independence. In addition, the committee discussed with the auditor its independence from the company. The committee also considered whether the auditor's provision of certain other non-audit related services to the company is compatible with maintaining such firm's independence.

Based on its discussions with management and the auditor, and its review of the representations and information provided by management and the auditor, the committee recommended to the board that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

By the Audit Committee of the Board of Directors of Cognizant Technology Solutions Corporation

     

MAUREEN BREAKIRON-EVANS   **ARCHANA DESKUS**   **JOHN DINEEN**   **LEO S. MACKAY, JR.**   **JOSEPH M. VELLI**   **SANDRA S. WIJNBERG**

Audit Matters

PROPOSAL 4

Shareholder Action by Written Consent

The board unanimously recommends a vote AGAINST this proposal for the reasons discussed in the board's Statement of Opposition below.

WHAT ARE YOU VOTING ON?

The shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the shareholder proponent.

Shareholder Proposals

Shareholder Proposal for the 2021 Annual Meeting

The company has been advised that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, beneficial owner of 100 shares of the company's common stock, intends to submit the proposal set forth below at the annual meeting.

Proposal 4 – Adopt a Mainstream Shareholder Right – Written Consent

Shareholders request that our board of directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

This proposal topic won 95%-support at Dover Corporation and 88%-support at AT&T. Written consent allows shareholders to vote on important matters, such as electing new directors that can arise between annual meetings.

A shareholder right to act by written consent still affords Cognizant Technology Solutions management strong deference for any lingering status quo management mentality during the current rapidly changing business environment. Any action taken by written consent would still need 58% supermajority approval from the shares that normally cast ballots at the CTSH annual meeting to equal a majority from the CTSH shares outstanding.

And Mr. Zein Abdalla, Chair of the CTSH Governance Committee, seemed to be totally unaware as late as 2020 that written consent can be structured so that all shareholders get notice.

The right for shareholders to act by written consent is gaining acceptance as a more important right than the right to call a special meeting. The directors at Intel apparently thought they could divert shareholder attention away from written consent by making it less difficult for shareholders to call a special meeting. However Intel shareholders responded with greater support for written consent in 2019 compared to 2018.

The year 2020 marked the near extinction of in-person shareholder meetings. The new style of tightly controlled online shareholder meetings makes the shareholder right to act by written consent all the more important because almost everything is optional with online shareholder meetings. For instance management reporting on the state of the company is optional. Also management answers to shareholder questions are optional even if management misleadingly asks for questions.

The Goodyear shareholder meeting was spoiled by a trigger-happy management mute button that was used to quash constructive shareholder criticism. AT&T would not even allow shareholders to speak.

Please see:
Goodyear's virtual meeting creates issues with shareholder
https://www.crainscleveland.com/manufacturing/goodyears-virtual-meeting-creates-issues-shareholder

Please see:
AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

And the CTSH brand of a shareholder right to call a special meeting is deceptive because all shares owned for less than one unbroken year are 100% disqualified.

Now more than ever shareholders need to have the option to take action outside of a shareholder meeting and send a wake-up call to management, if need be, since tightly controlled online shareholder meetings are a shareholder engagement wasteland.

Please vote yes:
Adopt a Mainstream Shareholder Right - Written Consent - Proposal 4



FOR

The Board's Statement of Opposition

Substantially identical proposals have been rejected by the company's shareholders at six of the last eight annual meetings, with 83% of shareholders voting against the proposal at the 2020 annual meeting. The board continues to believe that this proposal is not in the best interests of all shareholders, and that the proponent wastes shareholder time and company resources in continuing to submit substantially the same proposal year after year notwithstanding its having been repeatedly rejected by shareholders.

The company's current practice with respect to shareholder action by written consent is consistent with market practice. An overwhelming majority of S&P 500 companies, 69%, either do not permit shareholders to act by written consent or require that any shareholder action by written consent be unanimous (which is effectively the same as not permitting action by written consent for a large public company). As such, most other large public companies in fact do not permit the kind of shareholder action by written consent requested by the proponent and the board believes that the company's current practice is consistent with market practice.

The company's existing corporate governance practices already ensure shareholder democracy and board accountability. Implementation of this proposal is unnecessary given the company's other governance practices, including our by-law provisions that (i) permit shareholders owning 10% of our common stock for one year to call special meetings and (ii) permit shareholder proxy access, meaning a group of shareholders who have owned at least 3% of the company's stock for at least 3 years may submit up to 2 director nominees or 25% of the board, whichever is greater, for inclusion in our proxy statement.

Written consent can result in an unfair, secret and unsound process. Action by written consent as set forth in this proposal would allow a limited group of shareholders to act on potentially significant matters, without a meeting, without prior notice to all shareholders, and without an opportunity for fair and open discussion among shareholders. Given this, the board believes that such action by written consent would be an unfair, secretive and unsound process. By contrast, at meetings of shareholders, all shareholders have the opportunity to express views on proposed actions, participate in deliberations and vote, and such meetings occur at a time and date announced publicly in advance of the meeting. As such, the board believes that the company's existing right of shareholders holding 10% of our common stock for one year to call a special meeting represents a much better process, while action by written consent is not in the best interest of shareholders.

Shareholder Proposals and Nominees for the 2022 Annual Meeting

	Rule 14a-8 Shareholder Proposals	Director Nominees Via Proxy Access	Other Proposals or Director Nominees
Description	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act ("Rule 14a-8").	Our by-laws permit a group of shareholders who have owned a significant amount of the company's common stock (at least 3%) for a significant amount of time (at least three years) to submit director nominees (up to 25% of the board and in any event not less than two directors) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our by-laws.	Our by-laws require that any shareholder proposal, including a director nomination, that is not submitted for inclusion in next year's proxy statement (either under Rule 14a-8 or our proxy access by-laws), but is instead sought to be presented directly at such meeting, must be received by our secretary in writing not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting.
When	Any shareholder proposals submitted in accordance with Rule 14a-8 must be received at our principal executive offices **no later than the close of business on December 22, 2021.**	Notice of director nominees under these by-law provisions must be received **no earlier than November 22, 2021 and no later than the close of business on December 22, 2021**. In the event that the date of the 2022 annual meeting is more than 30 days before or more than 70 days after June 1, 2022, then our secretary must receive such written notice not earlier than the close of business on the 150th day prior to the 2022 annual meeting and not later than the close of business on the later of the 120th day prior to the 2022 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company.	Shareholder proposals or director nominations submitted under these by-law provisions must be received **no earlier than the close of business on February 1, 2022 and no later than the close of business on March 3, 2022**. In the event that the date of the 2022 annual meeting is more than 30 days before or more than 70 days after June 1, 2022, then our secretary must receive any such proposal not earlier than the close of business on the 120th day prior to the 2022 annual meeting and not later than the close of business of the later of the 90th day prior to the 2022 annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the company.
Where	Proposal or notice should be sent to our secretary. See "Helpful Resources" on **page 73**.		
What	Proposals must conform to and include the information required by Rule 14a-8.	Notice or proposal must include the information required by our by-laws, a copy of which is available on our website or upon request to our secretary. See "Helpful Resources" on **page 73**.	
Please Note	SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with the above deadlines and, in certain other cases, notwithstanding the shareholder's compliance with these deadlines. The company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with the requirements set forth above or other applicable requirements.		

Shareholder Proposals

Additional Information

Proxy Statement and Proxy Solicitation

About This Proxy Statement and the Annual Meeting

This proxy statement is furnished in connection with the solicitation by the board of proxies to be voted at our annual meeting to be held on Tuesday, June 1, 2021, at 9:30 am Eastern Time, via live webcast, and at any continuation, postponement or adjournment thereof. Holders of record of shares of our Class A common stock ("common stock") as of April 5, 2021, the record date, will be entitled to notice of and to vote at the annual meeting and any continuation, postponement or adjournment thereof. As of the record date, there were 528,532,227 shares of common stock issued and outstanding and entitled to vote at the annual meeting. Each share of common stock is entitled to one vote on any matter presented to shareholders at the meeting.

At the annual meeting, our shareholders will be asked to vote on the management proposals and shareholder proposal set forth on **pages 4** and **5**. The board recommends that you vote your shares as indicated on **pages 4** and **5**. If you return a properly completed proxy card, or vote your shares by telephone or over the Internet, your shares of common stock will be voted on your behalf as you direct. If not otherwise specified, the shares of common stock represented by the proxies will be voted in accordance with the board's recommendations set forth on **pages 4** and **5**. We know of no other business that will be presented at the annual meeting. If any other matter properly comes before the shareholders for a vote at the annual meeting, however, the proxy holders named on the company's proxy card will vote your shares in accordance with their best judgment.

Notice of Internet Availability of Proxy Materials

As permitted by SEC rules, Cognizant is making this proxy statement and its 2020 Annual Report available to certain of its shareholders electronically via the Internet. On or about April 21, 2021, we mailed to these shareholders a Notice of Internet Availability of Proxy Materials (the "Internet Notice") containing instructions on how to access this proxy statement and our 2020 Annual Report and vote online. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review all of the important information contained in this proxy statement and 2020 Annual Report. The Internet Notice also instructs you on how you may submit your proxy over the Internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Internet Notice.

Printed Copies of Our Proxy Materials and Householding

Some of our shareholders received printed copies of our proxy statement, 2020 Annual Report and proxy card. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

The SEC's rules permit us to deliver a single set of proxy materials to one address shared by two or more of our shareholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple shareholders who share an address, unless we received contrary instructions from the impacted shareholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the proxy materials, as requested, to any shareholder at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. ("Broadridge") at 866-540-7095 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a shareholder sharing an address with another shareholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

Solicitation of Proxies

The accompanying proxy is solicited by and on behalf of the board, whose meeting notice is included with this proxy statement, and the entire cost of such solicitation will be borne by us. In addition to the use of mail, proxies may be solicited by personal interview, telephone, e-mail, text and facsimile by our directors, officers and other employees who will not be specially compensated for these services. We have engaged Morrow Sodali Corporate LLC to assist us with the solicitation of proxies. We expect to pay Morrow Sodali LLC a fee of $18,000 plus reimbursement for out-of-pocket expenses for its services. We will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held by such brokers, nominees, custodians and other fiduciaries. We will reimburse such persons for their reasonable expenses in connection therewith.

Communications to the Board from Shareholders

Under procedures approved by a majority of our independent directors, our chair, general counsel and secretary are primarily responsible for monitoring communications from shareholders and, if they relate to important substantive matters and include suggestions or comments that our chair, general counsel and secretary consider to be important for the directors to know, providing copies or summaries to the other directors. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

The board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Shareholders who wish to send communications on any topic to the board should address such communications to the board or our general counsel and secretary. See "Helpful Resources" on **page 73**.

Annual Meeting Q&A

Questions and Answers About the 2021 Annual Meeting

Who is entitled to vote at the annual meeting?

The record date for the annual meeting is April 5, 2021. You are entitled to vote at the annual meeting only if you were a shareholder of record at the close of business on that date, or if you hold a valid proxy for the annual meeting. The only class of stock entitled to be voted at the annual meeting is our common stock. Each outstanding share of common stock is entitled to one vote for all matters before the annual meeting. At the close of business on the record date, there were 528,532,227 shares of common stock issued and outstanding and entitled to vote at the annual meeting.

What is the difference between being a "record holder" and holding shares in "street name"?

A record holder holds shares in his or her name. Shares held in "street name" means shares that are held in the name of a bank or broker on a person's behalf.

Am I entitled to vote if my shares are held in "street name"?

Yes. If your shares are held by a bank or a brokerage firm, you are considered the "beneficial owner" of those shares held in "street name". If your shares are held in street name, these proxy materials are being provided to you by your bank or brokerage firm, along with a voting instruction card if such bank or brokerage firm received printed copies of our proxy materials. As the beneficial owner, you have the right to direct your bank or brokerage firm how to vote your shares, and the bank or brokerage firm is required to vote your shares in accordance with your instructions. If your shares are held in street name, and you wish to vote your shares at the annual meeting, you may join the annual meeting live webcast following the instructions provided under "How do I join the annual meeting live webcast?" below.

How many shares must be present to hold the annual meeting?

A quorum must be present at the annual meeting for any business to be conducted. The presence at the annual meeting, via live webcast or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum.

Who can attend the annual meeting live webcast?

You may attend the annual meeting only if you are a Cognizant shareholder who is entitled to vote at the annual meeting, or if you hold a valid proxy for the annual meeting.

How do I join the annual meeting live webcast?

The annual meeting will be a virtual meeting of shareholders conducted via a live webcast that provides shareholders the same rights and opportunities to participate as they would have at an in-person meeting. We believe that a virtual meeting will provide expanded shareholder access and participation and improved communications. You will be able to vote your shares electronically at the virtual meeting.

To attend and submit your questions during the virtual meeting, please visit www.virtualshareholdermeeting.com/CTSH2021. To participate and vote during the annual meeting, you will need the 16-digit control number included on your Internet Notice or on your proxy card. Beneficial shareholders who do not have a control number may gain access to and vote at the meeting by logging in to their broker, brokerage firm, bank or other nominee's website and selecting the shareholder communications mailbox to access the meeting; instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee. If you lose your 16-digit control number, you may join the annual meeting as a "Guest", but you will not be able to vote, ask questions or access the list of shareholders as of the record date.

If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

What if a quorum is not present at the annual meeting?

If a quorum is not present at the scheduled time of the annual meeting, the chair of the meeting is authorized by our by-laws to adjourn the meeting without the vote of shareholders.

Will there be a question and answer session during the annual meeting?

As part of the annual meeting, we will hold a live question and answer session, during which we intend to answer appropriate questions submitted during the meeting that are pertinent to the company and the meeting matters. If there are matters of individual concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, we provide an opportunity for shareholders to contact us separately after the meeting through our investor relations website (see **page 73**). Only shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined in "How do I join the annual meeting live webcast?" on **page 65** will be permitted to submit questions during the annual meeting. Each shareholder is limited to no more than two questions. Questions should be succinct and only cover a single topic. We will not address questions that are, among other things:

- not pertinent to the business of the company or to the business of the annual meeting;
- related to material non-public information of the company, including the status or results of our business since our last Quarterly Report on Form 10-Q;
- related to any pending, threatened or ongoing litigation;
- related to personal grievances;
- derogatory references to individuals or that are otherwise in bad taste;
- substantially repetitious of questions already made by another shareholder;
- in excess of the two question limit;
- in furtherance of the shareholder's personal or business interests; or
- out of order or not otherwise suitable for the conduct of the annual meeting as determined by the chair of the meeting or secretary in their reasonable judgment.

Additional information regarding the question and answer session will be available in the "Rules of Conduct" available on the annual meeting webpage for shareholders that have accessed the annual meeting as a shareholder (rather than a "Guest") by following the procedures outlined above in "How do I join the annual meeting live webcast?" on **page 65**.

What does it mean if I receive more than one Internet Notice or more than one set of proxy materials?

It means that your shares are held in more than one account at the transfer agent and/or with banks or brokers. Please vote all of your shares. To ensure that all of your shares are voted, for each Internet Notice or set of proxy materials, please submit your proxy by phone, via the Internet, or, if you received printed copies of the proxy materials, by signing, dating and returning the enclosed proxy card in the enclosed envelope.

How do I vote by proxy?

We recommend that shareholders vote by proxy even if they plan to attend and vote during the annual meeting. If you are a shareholder of record, there are three ways to vote by proxy:

- **Use the Internet.** You can vote over the Internet at www.proxyvote.com by following the instructions on the Internet Notice or proxy card;
- **Call.** You can vote by telephone by calling +1-800-690-6903 and following the instructions on the proxy card; or
- **Mail Your Proxy Card.** You can vote by mail by signing, dating and mailing the proxy card, which you may have received by mail.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on May 31, 2021.

If your shares are held in street name through a bank or broker, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Telephone and Internet voting also will be offered to shareholders owning shares through certain banks and brokers.

Can I change my vote after I submit my proxy?

Yes. If you are a registered shareholder, you may revoke your proxy and change your vote by:

- submitting a duly executed proxy bearing a later date;
- granting a subsequent proxy through the Internet or telephone;
- giving written notice of revocation to the secretary of Cognizant prior to the annual meeting; or
- attending and voting during the annual meeting live webcast.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the annual meeting itself will not revoke your proxy unless you give written notice of revocation to the secretary before your proxy is voted or you vote at the annual meeting.

If your shares are held in street name, you may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Where do I direct requests for materials mentioned in this proxy statement and how do I contact Cognizant's secretary?

Please direct requests for materials mentioned in this proxy statement or other inquiries to our secretary. See "Helpful Resources" on **page 73** for how to contact our secretary.

Whom should I contact if I have questions or need assistance voting?

Please contact Morrow Sodali LLC, our proxy solicitor assisting us in connection with the annual meeting. Shareholders in the United States may call toll free at 1-800-607-0088. Banks and brokers and shareholders located outside of the United States may call collect at 1-203-658-9400.

Who will count the votes?

Representatives of Broadridge Financial Solutions, Inc., our inspector of election, will tabulate and certify the votes.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the board. The board's recommendations for each proposal are set forth on **pages 4** and **5**, as well as with the description of each proposal in this proxy statement.

How many votes are required for the approval of the proposals to be voted upon and how will abstentions and broker non-votes be treated?

Proposal	Votes required	Effect of Abstentions and Broker Non-Votes
Proposal 1: Election of directors	Votes cast "for" exceed votes cast "against".	No effect.
Proposal 2: Advisory (non-binding) vote on executive compensation (Say-on-Pay)	Majority of votes cast.	No effect.
Proposal 3: Ratification of appointment of independent registered public accounting firm	Majority of votes cast.	Abstentions will have no effect; no broker non-votes expected.
Proposal 4: Shareholder proposal regarding written consent	Majority of votes cast.	No effect.

What is an abstention and how will abstentions be treated?

An "abstention" represents a shareholder's affirmative choice to decline to vote on a proposal. Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Abstentions will have no effect on any of the proposals before the annual meeting.

What are broker non-votes and do they count for determining a quorum?

Generally, broker non-votes occur when shares held by a broker in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker (i) has not received voting instructions from the beneficial owner and (ii) lacks discretionary voting power to vote those shares. A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of PwC as our independent registered public accounting firm, without instructions from the beneficial owner of those shares. On the other hand, absent instructions from the beneficial owner of such shares, we expect that a broker will not be entitled to vote shares held for a beneficial owner on all of the other proposals to be voted on at the annual meeting. Broker non-votes count for purposes of determining whether a quorum is present.

Where can I find the voting results of the annual meeting of shareholders?

We plan to announce preliminary voting results at the annual meeting and we will report the final results in a Current Report on Form 8-K, which we intend to file with the SEC shortly after the annual meeting.

Cognizant's Annual Report on Form 10-K

A copy of Cognizant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 ("2020 Annual Report"), including financial statements and schedules thereto but not including exhibits, as filed with the SEC, will be sent to any shareholder of record on April 5, 2021, without charge, upon written request addressed to our secretary. See "Helpful Resources" on **page 73**. A reasonable fee will be charged for copies of exhibits. You may also access this proxy statement and our 2020 Annual Report at www.proxyvote.com and at www.cognizant.com.

Additional Information

Forward-Looking Statements and Non-GAAP Financial Measures

Forward-Looking Statements

This proxy statement and the letter to shareholders included with this proxy statement include statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties and assumptions as to future events that may not prove to be accurate. These statements include, but are not limited to, express or implied forward-looking statements relating to our expectations regarding our company vision and strategy, the growth of our business and our anticipated financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include general economic conditions, legal, reputational and financial risks resulting from cyberattacks, the effectiveness of business continuity plans during the COVID-19 pandemic, the impact of the COVID-19 pandemic, changes in the regulatory environment, including with respect to immigration and taxes, and the other factors discussed in our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Cognizant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

Non-GAAP Financial Measures

Portions of our disclosure include non-GAAP financial measures. These non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures should be read in conjunction with our financial statements prepared in accordance with GAAP. The reconciliations of our non-GAAP financial measures to the corresponding GAAP measures, set forth below, should be carefully evaluated.

In 2018, we announced a plan to modify our non-GAAP financial measures. Our historical non-GAAP financial measures, non-GAAP operating margin, non-GAAP income from operations and non-GAAP diluted earnings per share (EPS), excluded stock-based compensation expense, acquisition-related charges and unusual items. Our non-GAAP diluted EPS additionally excluded net non-operating foreign currency exchange gains or losses and the tax impacts of all applicable adjustments. Our new non-GAAP financial measures, adjusted operating margin, adjusted income from operations and adjusted diluted EPS, exclude unusual items. Additionally, adjusted diluted EPS excludes net non-operating foreign currency exchange gains or losses and the tax impact of all applicable adjustments. The income tax impact of each item is calculated by applying the statutory rate and local tax regulations in the jurisdiction in which the item was incurred. Additionally, we introduced two new non-GAAP financial measures, free cash flow and constant currency revenue growth. Free cash flow is defined as cash flows from operating activities net of purchases of property and equipment. Constant currency revenue growth is defined as revenues for a given period restated at the comparative period's foreign currency exchange rates measured against the comparative period's reported revenues.

We believe providing investors with an operating view consistent with how we manage the company provides enhanced transparency into our operating results. For our internal management reporting and budgeting purposes, we use various GAAP and non-GAAP financial measures for financial and operational decision-making, to evaluate period-to-period comparisons, to determine portions of the compensation for our executive officers and for making comparisons of our operating results to those of our competitors. Therefore, it is our belief that the use of non-GAAP financial measures excluding certain costs provides a meaningful supplemental measure for investors to evaluate our financial performance. We believe that the presentation of our non-GAAP financial measures along with reconciliations to the most comparable GAAP measure, as applicable, can provide useful supplemental information to our management and investors regarding financial and business trends relating to our financial condition and results of operations.

A limitation of using non-GAAP financial measures versus financial measures calculated in accordance with GAAP is that non-GAAP financial measures do not reflect all of the amounts associated with our operating results as determined in accordance with GAAP and may exclude costs that are recurring such as our net non-operating foreign currency exchange gains or losses. In addition, other companies may calculate non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from our non-GAAP financial measures to allow investors to evaluate such non-GAAP financial measures.

Reconciliation to GAAP Financial Measures

The following table presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure for the years indicated.

(Dollars in millions, except per share data)	2018	% of Revenues	2019	% of Revenues	2020	% of Revenues
GAAP income from operations and operating margin	$2,801	17.4%	$2,453	14.6%	$2,114	12.7%
Realignment charges[1]	19	0.1	169	1.0	42	0.3
2020 Fit for Growth Plan restructuring charges[2]	—	—	48	0.3	173	1.0
COVID-19 charges[3]	—	—	—	—	65	0.4
Incremental accrual related to the India Defined Contribution Obligation[4]	—	—	117	0.7	—	—
Initial funding of Cognizant U.S. Foundation[5]	100	0.6	—	—	—	—
Adjusted income from operations and adjusted operating margin	$2,920	18.1%	$2,787	16.6%	$2,394	14.4%
Stock-based compensation expense[6]	267	1.6	—[14]	—[14]	—[14]	—[14]
Acquisition-related charges[7]	158	1.0	—[14]	—[14]	—[14]	—[14]
Non-GAAP income from operations and non-GAAP operating margin	$3,345	20.7%	—[14]	—[14]	—[14]	—[14]
GAAP diluted EPS	$ 3.60		$ 3.29		$ 2.57	
Effect of realignment charges, 2020 Fit for Growth Plan restructuring charges, COVID-19 charges, incremental accrual related to the India Defined Contribution Obligation and initial funding of Cognizant U.S. Foundation, as applicable, pre-tax	0.20		0.60		0.52	
Effect of non-operating foreign currency exchange losses (gains), pre-tax[8]	0.26		0.11		0.22	
Tax effect of above adjustments[9]	(0.03)		(0.15)		(0.15)	
Tax on Accumulated Indian Earnings[10]	—		—		0.26	
Effect of the equity method investment impairment[11]	—		0.10		—	
Effect of the India Tax Law[12]	—		0.04		—	
Effect of net incremental income tax expense related to the Tax Reform Act[13]	(0.01)		—		—	
Adjusted diluted EPS	$ 4.02		$ 3.99		$ 3.42	
Effect of stock-based compensation expense and acquisition-related charges, pre-tax	0.73		0.75		—[14]	
Tax effect of stock-based compensation expense and acquisition-related charges[9]	(0.18)		(0.16)		—[14]	
Non-GAAP diluted EPS	$ 4.57		$ 4.58		—[14]	
Net cash provided by operating activities	$2,592		$2,499		$3,299	
Purchases of property and equipment	(377)		(392)		(398)	
Free cash flow	$2,215		$2,107		$2,901	

[1] As part of our realignment program, we incurred costs associated with our 2019 CEO transition and the departure of our former president, employee separation costs, employee retention costs and professional fees, as applicable. See Note 4 to the Consolidated Financial Statements in our 2020 Annual Report.

[2] As part of our 2020 Fit for Growth plan, we incurred certain employee separation, employee retention and facility exit costs and other charges, as applicable. See Note 4 to the Consolidated Financial Statements in our 2020 Annual Report.

[3] In 2020, we incurred costs in response to the COVID-19 pandemic, including a one-time bonus to our employees at the designation of associate and below in India and the Philippines and certain costs to enable our employees to work remotely and provide medical staff and additional cleaning services for our facilities. Most of the costs related to the pandemic are reported in "Cost of revenues" in our Consolidated Statements of Operations in our 2020 Annual Report.

[4] In 2019, we recorded an accrual of $117 million related to certain statutory defined contribution obligations of employees and employers in India (the "India Defined Contribution Obligation") as further described in Note 15 to the Consolidated Financial Statements in our 2020 Annual Report.

[5] In 2018, we provided $100 million of initial funding to Cognizant U.S. Foundation. This cost is reported in "Selling, general and administrative expenses" in our Consolidated Statements of Operations in our 2020 Annual Report.

[6] Stock-based compensation expense reported in:

(in millions)	For the years ended December 31, 2018	2019	2020
Cost of revenues	$ 62	—[14]	—[14]
Selling, general and administrative expenses	205	—[14]	—[14]

[7] Acquisition-related charges include amortization of purchased intangible assets included in the depreciation and amortization expense line on our Consolidated Statements of Operations in our 2020 Annual Report, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs, as applicable.

[8] Non-operating foreign currency exchange gains and losses, inclusive of gains and losses on related foreign exchange forward contracts not designated as hedging instruments for accounting purposes, are reported in "Foreign currency exchange gains (losses), net" in our Consolidated Statements of Operations in our 2020 Annual Report.

[9] Presented below are the tax impacts of each of our non-GAAP adjustments to pre-tax income:

(in millions)	For the years ended December 31, 2018	2019	2020
Non-GAAP income tax benefit (expense) related to:			
Realignment charges	$ 5	$ 43	$11
2020 Fit for Growth Plan restructuring charges	—	13	45
COVID-19 charges	—	—	17
Foreign currency exchange gains and losses	(12)	(1)	6
Incremental accrual related to the India Defined Contribution Obligation	—	31	—
Initial funding of Cognizant U.S. Foundation	28	—	—
Stock-based compensation expense	66	32	—[14]
Acquisition-related charges	38	55	—[14]

[10] In 2020, we reversed our indefinite reinvestment assertion on Indian earnings accumulated in prior years and recorded $140 million in income tax expense. See Note 11 to the Consolidated Financial Statements in our 2020 Annual Report.

[11] In 2019, we recorded an impairment charge of $57 million on one of our equity investments as further described in Note 5 to the Consolidated Financial Statements in our 2020 Annual Report.

[12] In 2019, the Government of India enacted a new tax regime ("India Tax Law") effective retroactively to April, 2019 that enables domestic companies to elect to be taxed at a lower income tax rate of 25.17%, as compared to the current income tax rate of 34.94%. Once a company elects into the lower income tax rate, a company may not benefit from any tax holidays associated with Special Economic Zones and certain other tax incentives, including Minimum Alternative Tax credit carryforwards, and may not reverse its election. As a result of the enactment of the India Tax Law, we recorded a one-time net income tax expense of $21 million due to the revaluation to the lower income tax rate of our India net deferred income tax assets that we expected to reverse after we elected into the new tax regime.

[13] In 2018, we finalized our calculation of the one-time tax expense related to the enactment of the Tax Cuts and Jobs Act ("Tax Reform Act") and recognized a $5 million income tax benefit, which reduced our provision for income taxes.

[14] Reconciliations, and the associated inputs to such reconcilliations, to 2019 and 2020 non-GAAP income from operations, 2019 and 2020 non-GAAP operating margin and 2020 non-GAAP diluted EPS are not presented as the 2019 and 2020 numbers are not presented in this proxy statement or otherwise disclosed publicly.

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Helpful Resources

Weblinks

Board of Directors

Cognizant Board — *https://www.cognizant.com/about-cognizant/board-of-directors*

Board Committee Charters

Audit Committee	*https://www.cognizant.com/about-cognizant-resources/audit-committee-charter.pdf*
Finance and Strategy Committee	*https://www.cognizant.com/about-cognizant-resources/finance-and-strategy-committee-charter.pdf*
Management Development and Compensation Committee	*https://www.cognizant.com/about-cognizant-resources/management-development-and-compensation-committee-charter.pdf*
Governance and Sustainability Committee	*https://www.cognizant.com/Resources/governance-and-sustainability-committee-charter.pdf*

Financial Reporting

2020 Annual Report — *https://investors.cognizant.com/home/default.aspx#annual-report*

Cognizant

Corporate Website	*https://www.cognizant.com/*
Leadership Team	*https://www.cognizant.com/about-cognizant/leadership-team*
Investor Relations	*https://investors.cognizant.com*
Diversity & Inclusion	*https://www.cognizant.com/about-cognizant/diversity-and-inclusion*
Public Policy	*https://www.cognizant.com/about-cognizant/public-policy*
Sustainability	*https://www.cognizant.com/about-cognizant/sustainability*

Governance Documents

By-laws	*https://www.cognizant.com/about-cognizant-resources/by-laws.pdf*
Certificate of Incorporation	*https://www.cognizant.com/about-cognizant-resources/certificate-of-incorporation.pdf*
Code of Ethics	*https://www.cognizant.com/codeofethics.pdf*
Corporate Governance Guidelines	*https://www.cognizant.com/about-cognizant-resources/corporate-governance-guidelines.pdf*

Weblinks are provided for convenience only and the content on the referenced websites does not constitute a part of this proxy statement.

Contacts

Company Contacts

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